UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A    .

Consolidated Audit Report of KB Financial Group Inc. for Fiscal Year 2010

On March 24, 2011, KB Financial Group Inc. (“KB Financial Group”) disclosed the audit report for fiscal year 2010 (including the consolidated Korean GAAP financial statements of KB Financial Group for the years ended December 31, 2010 and 2009 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor.

KB Financial Group is furnishing the following document as an exhibit to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report for FY 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 24, 2011	By: /s/ Wang-Ky Kim
(Signature)

	Name:	Wang-Ky Kim
	Title:	Deputy President & CPRO

Exhibit 99.1

KB Financial Group Inc. and

Subsidiaries

Consolidated Financial Statements

December 31, 2010 and 2009

KB Financial Group Inc. and Subsidiaries

Index

December 31, 2010 and 2009

Page(s)

Report of Independent Auditors	1~2

Consolidated Financial Statements

Statements of Financial Position	3

Statements of Income	4~5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7~8

Notes to Consolidated Financial Statements	9~115

Report of Independent Auditors

To the Shareholders and Board of Directors of

KB Financial Group Inc.

We have audited the accompanying consolidated statements of financial position of KB Financial Group Inc. and its subsidiaries (collectively the “Consolidated Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Consolidated Company as of December 31, 2010 and 2009, and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles and audit standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those who are informed about Korean accounting principles or audit standards and their application in practice.

Seoul, Korea

March 17, 2011

This report is effective as of March 17, 2011, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2010 and 2009

(In millions of Korean won)	2010		2009

Assets
Cash and due from banks (Notes 4, 21 and 29)	(Won)	7,038,932	(Won)	9,769,133
Securities (Notes 5 and 21)		43,526,279		42,535,648
Loans receivable, net (Notes 6,7,8 and 21)		196,545,001		195,397,893
Property and equipment, net (Note 9)		3,211,956		3,345,323
Other assets, net (Notes 3, 8, 10, 20 and 23)		11,685,800		11,120,453

Total assets	(Won)	262,007,968	(Won)	262,168,450

Liabilities and shareholders’ equity
Liabilities
Deposits (Notes 11 and 21)	(Won)	184,666,883	(Won)	172,439,883
Debts, net (Notes 12 and 21)		42,615,006		54,493,283
Other liabilities, net (Notes 9, 13, 14, 15, 16, 19, 20, 21 and 23)		16,285,726		17,123,958

Total liabilities		243,567,615		244,057,124

Shareholders’ equity (Note 17)
Common stock		1,931,758		1,931,758
Capital surplus		16,428,852		16,428,852
Capital adjustments		(2,919,421)		(2,918,990)
Accumulated other comprehensive income		1,312,936		1,232,279
Retained earnings		1,191,676		1,177,731
Minority interest		494,552		259,696

Total shareholders’ equity		18,440,353		18,111,326

Total liabilities and shareholders’ equity	(Won)	262,007,968	(Won)	262,168,450

The accompanying notes are an integral part of these consolidated financial statements.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2010 and 2009

(In millions of Korean won, except per share amounts)	2010		2009

Operating revenues
Interest revenue
Interest on due from banks	(Won)	53,934	(Won)	52,003
Interest on securities		1,845,966		1,804,206
Interest on loans		12,321,353		12,858,434
Other interest revenue (Note 7)		61,779		50,704

		14,283,032		14,765,347

Gain on valuation and disposal of securities
Gain on valuation of trading securities		34,650		20,972
Gain on disposal of trading securities		233,485		227,559
Gain on disposal of available-for-sale securities		210,880		371,342
Gain on disposal of held-to-maturity securities		—		3,962
Reversal of impairment loss on available-for-sale securities (Note 5)		8,970		1,065
Reversal of impairment loss on held-to-maturity securities (Note 5)		4		—

		487,989		624,900

Gain on valuation and disposal of loans (Note 6)		37,028		97,130

Gain on foreign currency transactions		1,936,634		1,148,189

Commission income		1,449,082		1,454,616

Fees and commissions from trust accounts		191,050		165,279

Dividend income		91,866		81,017

Insurance revenue		1,064,042		788,855

Other operating revenue
Gain on derivatives trading		4,154,407		8,290,995
Gain on valuation of derivatives (Note 20)		1,684,749		2,536,308
Gain on valuation of fair value hedged items (Notes 5, 11, 12 and 20)		88,753		426,366
Recovery of losses from acceptance and guarantee		1,158		520
Recovery of losses from other doubtful accounts		20,093		16,000
Others		92,224		50,577

		6,041,384		11,320,766

		25,582,107		30,446,099

Operating expenses
Interest expenses
Interest on deposits		4,836,479		5,561,567
Interest on borrowings		2,169,292		2,725,798
Other interest expenses		39,047		64,256

		7,044,818		8,351,621

Loss on valuation and disposal of securities
Loss on valuation of trading securities		2,649		35,222
Loss on disposal of trading securities		128,397		172,098
Loss on disposal of available-for-sale securities		22,598		126,284
Impairment loss on available-for-sale securities (Note 5)		69,003		43,852
Impairment loss on held-to-maturity securities (Note 5)		901		8,208

		223,548		385,664

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2010 and 2009

(In millions of Korean won, except per share amounts)	2010		2009

Loss on valuation and disposal of loans
Provision for loan losses (Note 8)		2,747,333		2,298,985
Loss on disposal of loans (Note 6)		106,992		54,490

		2,854,325		2,353,475

Loss on foreign currency transactions		2,406,886		1,158,917

Commission expenses		948,737		804,846

Selling and administrative expenses (Notes 9,10,14,19 and 22)		4,329,973		3,770,649

Insurance expense		1,093,482		817,923

Other operating expenses
Loss on derivatives trading		3,908,026		8,879,079
Loss on valuation of derivatives (Note 20)		1,216,629		2,137,939
Loss on valuation of fair value hedged items (Notes 5, 11, 12 and 20)		171,536		221,528
Provision for acceptance and guarantee losses		97,117		23,476
Provision for other allowance		318,466		225,277
Contribution to the funds		328,228		335,049
Others		447,592		329,371

		6,487,594		12,151,719

		25,389,363		29,794,814

Operating income		192,744		651,285
Non-operating revenue
Gain on valuation of equity method investments (Note 5)		13,531		10,472
Gain on disposal of equity method investments		—		911
Gain on sale of property and equipment		1,759		3,827
Reversal of impairment loss on property and equipment (Note 9)		274		154
Rent income		3,114		3,102
Others		117,273		128,427

		135,951		146,893

Non-operating expenses
Loss on valuation of equity method investments (Note 5)		178,131		45,969
Loss on disposal of equity method investments		—		305
Loss on sale of property and equipment		1,459		3,467
Impairment loss on property and equipment (Note 9)		263		3,991
Impairment loss on equity method investments (Note 5)		50,370		100,352
Others		79,280		91,936

		309,503		246,020

Income before income tax		19,192		552,158
Income tax expense(benefit) (Note 23)		(80,991)		24,914

Income after income tax		100,183		527,244
Net loss of subsidiaries before acquisition		—		250

Net income	(Won)	100,183	(Won)	527,494

Parent Company interest in net income	(Won)	88,320	(Won)	539,818
Minority interest in net income(loss)		11,863		(12,324)

Per share data (Note 24)
Basic and diluted earnings per share	(Won)	257	(Won)	1,659

The accompanying notes are an integral part of these consolidated financial statements.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2010 and 2009

(in millions of Korean won)	Capital stock		Capital surplus		Capital adjustment		Accumulated other comprehensive income and expense		Retained earnings		Minority interest		Total

Balances as of January 1, 2009	(Won)	1,781,758	(Won)	15,473,511	(Won)	(3,145,102)	(Won)	1,087,503	(Won)	630,941	(Won)	233,436	(Won)	16,062,047
Net income		—		—		—		—		539,818		(12,324)		527,494
Disposal of treasury shares owned by consolidated subsidiaries		—		—		245,391		—		—		—		245,391
Valuation of available-for-sale securities		—		—		—		152,755		—		33,781		186,536
Valuation of held-to-maturity securities		—		—		—		(2,641)		—		527		(2,114)
Changes in equity method investments		—		—		—		(2,281)		—		—		(2,281)
Valuation of derivative instruments		—		—		—		(442)		—		—		(442)
Revaluation of land		—		—		—		(2,615)		—		—		(2,615)
Changes in retained earnings of trust accounts		—		—		—		—		6,790		—		6,790
Changes in scope of consolidation		—		—		—		—		—		7,308		7,308
Issuance of common shares		150,000		955,341		—		—		—		—		1,105,341
Others		—		—		(19,279)		—		182		(3,032)		(22,129)

Balances as of December 31, 2009	(Won)	1,931,758	(Won)	16,428,852	(Won)	(2,918,990)	(Won)	1,232,279	(Won)	1,177,731	(Won)	259,696	(Won)	18,111,326

Balances as of January 1, 2010	(Won)	1,931,758	(Won)	16,428,852	(Won)	(2,918,990)	(Won)	1,232,279	(Won)	1,177,731	(Won)	259,696	(Won)	18,111,326
Net income		—		—		—		—		88,320		11,863		100,183
Distribution of dividends		—		—		—		—		(78,897)		—		(78,897)
Valuation of available-for-sale securities		—		—		—		77,942		—		30,906		108,848
Valuation of held-to-maturity securities		—		—		—		523		—		499		1,022
Changes in equity method investments		—		—		—		2,713		—		—		2,713
Revaluation of land		—		—		—		(521)		—		—		(521)
Changes in retained earnings of trust accounts		—		—		—		—		5,612		—		5,612
Changes in scope of consolidation		—		—		—		—		—		147,600		147,600
Paid-in capital increase of subsidiaries		—		—		—		—		—		59,822		59,822
Others		—		—		(431)		—		(1,090)		(15,834)		(17,355)

Balances as of December 31, 2010	(Won)	1,931,758	(Won)	16,428,852	(Won)	(2,919,421)	(Won)	1,312,936	(Won)	1,191,676	(Won)	494,552	(Won)	18,440,353

The accompanying notes are an integral part of these consolidated financial statements.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2010 and 2009

(in millions of Korean won)	2010		2009

Cash flows from operating activities

Net income	(Won)	100,183	(Won)	527,494

Adjustments to reconcile net income to net cash used in operating activities
Loss on valuation of trading securities		2,649		35,222
Impairment loss on available-for-sale securities		69,003		43,852
Impairment loss on held-to-maturity securities		901		8,208
Loss on valuation of equity method investments		178,131		45,969
Impairment loss on equity method investments		50,370		100,352
Loss on disposal of equity method investments		—		305
Provision for loan losses		2,747,333		2,298,985
Amortization of deferred loan origination fees and costs		44,532		76,276
Depreciation		242,446		320,154
Loss on disposal of property and equipment		1,459		3,467
Impairment loss on property and equipment		263		3,991
Amortization of intangible assets		186,657		173,986
Loss on valuation of derivatives		1,216,629		2,137,939
Loss on valuation of fair value hedged items		171,536		221,528
Interest expenses- amortization of discounts on debenture		89,472		139,967
Share-based compensation		7,998		30,413
Provision for severance benefits		169,422		165,204
Provision for acceptance and guarantee losses		97,117		23,476
Provision for other doubtful accounts		318,466		225,277
Provision for responsibilities reserve		810,844		574,336
Loss on foreign currency translation		34,047		84,799
Gain on valuation of trading securities		(34,650)		(20,972)
Reversal of impairment loss on available-for-sale securities		(8,970)		(1,065)
Reversal of impairment loss on held-to-maturity securities		(4)		—
Gain on valuation of equity method investments		(13,531)		(10,472)
Gain on disposal of equity method investments		—		(911)
Gain on foreign currency translation		(154,737)		(371,063)
Gain on disposal of property and equipment		(1,759)		(3,827)
Reversal of impairment loss on property and equipment		(274)		(154)
Gain on valuation of derivatives		(1,684,749)		(2,536,308)
Gain on valuation of fair value hedged items		(88,753)		(426,366)
Recovery of losses from acceptance and guarantee		(1,158)		(520)
Recovery of losses from other doubtful accounts		(20,093)		(16,000)
Interest revenue		(16,911)		(37,112)

		4,413,686		3,288,936

Changes in operating assets and liabilities
Decrease in trading securities		1,526,223		861,768
Increase in available-for-sale securities		(1,441,829)		(4,281,862)
Increase in held-to-maturity securities		(660,124)		(272,053)
Decrease (Increase) in loans receivable		(3,916,601)		1,447,045
Decrease (Increase) in accounts receivable		(260,959)		1,602,570
Decrease (Increase) in accrued income		(31,179)		117,190
Increase in prepaid expenses		(17,558)		(66,571)
Decrease (Increase) in deferred income tax assets		17,937		(54,514)
Decrease in derivative assets		1,243,550		483,379
Increase in miscellaneous assets		(188,050)		(219,091)
Decrease in accounts payable		(992,565)		(2,361,988)
Decrease in accrued expenses		(248,022)		(1,237,607)
Decrease in unearned revenues		(38,331)		(39,902)
Increase (Decrease) in withholding taxes		3,120		(18,200)
Increase (Decrease) in agencies business payables		50,888		(52,919)

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2010 and 2009

(in millions of Korean won)	2010		2009

Increase (Decrease) in liability due to agency relationship		37,228		(136,891)
Payment of severance benefits		(263,150)		(421,404)
Increase in pension plan assets		(355,816)		(1,598)
Decrease in severance insurance deposits		406,383		153,733
Decrease in contribution to national pension fund		24		5
Increase (Decrease) in deferred income tax liabilities		(147,446)		88,495
Decrease in provision for acceptance and guarantees		(2,461)		(5,987)
Decrease in other provisions for doubtful accounts		(147,367)		(134,693)
Increase (Decrease) in derivative liabilities		(911,874)		19,773
Decrease in insurance reserve		(2,650)		—
Increase in miscellaneous liabilities		210,784		168,164

		(6,129,845)		(4,363,158)

Net cash used in operating activities		(1,615,976)		(546,728)

Cash flows from investing activities
Net decrease (increase) in restricted due from banks	(Won)	2,749,053	(Won)	(1,216,579)
Decrease in equity method investments		9,478		18,319
Disposal of property and equipment		12,493		18,008
Decrease in guarantee deposits paid		145,150		132,533
Increase in equity method investments		(346,718)		(43,670)
Acquisition of property and equipment		(120,116)		(187,083)
Acquisition of intangible assets		(189,365)		(78,271)
Increase in guarantee deposits paid		(128,123)		(192,729)
Net increase in national domestic exchange settlement debits		(1,069,450)		(91,900)
Net increase in loan to trust account		(17,997)		(21,962)

Net cash provided by (used in) investing activities		1,044,405		(1,663,334)

Cash flows from financing activities
Net increase in demand deposits		7,040,442		4,689,740
Net increase in time deposits		25,911,632		7,420,525
Net increase (decrease) in bills sold		10,747		(126,596)
Increase in paid-in capital of subsidiaries		59,822		—
Issuance of common shares		—		1,105,341
Net increase (decrease) in securities sold		(118,181)		1,021,684
Increase in debentures		9,036,747		9,802,930
Net increase in deposits for letter of guarantees and others		1,124		34,890
Net increase (decrease) in domestic exchange remittances pending		(202,530)		187,926
Net increase in foreign exchange remittances pending		15,853		1,374
Net increase (decrease) in borrowings from trust accounts		319,334		(973,256)
Disposal of treasury stock		—		249,150
Net decrease in negotiable certificates of deposit		(20,734,328)		(1,893,579)
Net decrease in call money		(733,121)		(2,080,223)
Net decrease in bond sold under repurchase agreement		(1,627,604)		(2,372,458)
Net decrease in borrowings		(181,288)		(1,078,276)
Decrease in debentures		(18,292,210)		(13,542,868)
Payment of stock issuance costs		—		(1,459)
Dividend distribution to minority interest shareholders		(14,124)		(3,032)
Dividend distribution		(78,897)		—

Net cash provided by financing activities		413,418		2,441,813

Increase in cash and due from banks due to change in scope of consolidation		177,005		4,606

Net increase in cash and cash equivalents		18,852		236,357

Cash and cash equivalents (Note 29)
Beginning of year		3,616,950		3,380,593

End of year	(Won)	3,635,802	(Won)	3,616,950

The accompanying notes are an integral part of these consolidated financial statements.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfer with former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 9-1 Namdaemunro 2-ga, Jung-gu, Seoul. The Parent Company’s common stock as of December 31, 2010, is (Won) 1,931,758 million.

The Parent Company is authorized to issue 1,000 million shares. The Parent Company was listed on the Korea Exchange (“KRX”) on October 10, 2008, and was also listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) on September 29, 2008.

The major shareholder as of December 31, 2010, is as follows:

Name of Shareholder	Number of Shares Owned	Percentage of Ownership (%)

ING Bank N.V.	19,401,044	5.02

2. Scope of Consolidation and Equity Method Accounting

Details of subsidiaries are as follows:

(1) Kookmin Bank

Kookmin Bank (the “Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Services Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified either as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Kookmin Bank’s common stock as of December 31, 2010, is (Won) 2,481,896 million.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The Bank’s shares have been listed on the KRX since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the KRX on November 9, 2001. In addition, the Bank listed its ADS on the NYSE on November 1, 2001, following the consolidation with H&CB. H&CB listed its ADS on the NYSE on October 3, 2000, prior to the business combination. The Bank became a wholly owned subsidiary of the Parent Company through a comprehensive stock transfer on September 29, 2008. In addition, the Bank’s listed shares and depositary shares on the KRX and the NYSE were delisted on October 10, 2008 and September 26, 2008, respectively.

The Bank engages in the banking business in accordance with Banking Act, trust business in accordance with Capital Market and Financial Investment Business Act, credit card business in accordance with Specialized Credit Financial Business Act and other relevant businesses. As of December 31, 2010, the Bank has 1,173 domestic branches and offices and six overseas branches (excluding three subsidiaries and two offices).

(2) KB Investment & Securities Co., Ltd.

KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) was established on August 16, 1995, to engage in financial investment business service including investment trading service and brokerage service and in other related services in accordance with Capital Market and Financial Investment Business Act. On March 11, 2008, the former Hannuri Investment & Securities changed its name to KB Investment & Securities. Its headquarters are located in Seoul. KB Investment & Securities common stock as of December 31, 2010, is (Won) 78,000 million.

(3) KB Life Insurance Co., Ltd.

KB Life Insurance Co., Ltd. (the “KB Life Insurance”) was established on April 29, 2004, to engage in financial insurance operations. On May 31, 2004, the company merged with Hanil Life Insurance Co., Ltd., undertaking all the insurance contracts and related assets and liabilities. The life insurance business under the Insurance Business Act is one of the company’s major business operations. Its headquarters are located in Seoul. KB Life Insurance’s common stock as of December 31, 2010, is (Won) 276,000 million.

(4) KB Asset Management Co., Ltd.

KB Asset Management Co., Ltd. (the “KB Asset Management”) was established on April 1988 to engage in investment advisory services including consulting and providing information on investment in securities and on July 1997, started to engage in collective investment business (previously known as security investment trust operations) under Capital Market and Financial Investment Business Act (previously called the Security Investment Trust Business Act). Its headquarters are located in Seoul. KB Asset Management’s common stock as of December 31, 2010, is (Won) 38,338 million.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

(5) KB Real Estate Trust Co., Ltd.

KB Real Estate Trust Co., Ltd. (the “KB Real Estate Trust”) was established on December 3, 1996, to provide real estate trust services including land trust. Under the Capital Market and Financial Investment Business Act (previously called the Trust Business Act), Financial Services Commission authorized the company to engage in real estate trust service. On September 16, 2002, the name of the company changed to KB Real Estate Trust Co., Ltd. from Jooeun Real Estate Trust Inc. The 23 land trust operations are in progress, and a number of other trust services such as collateral trusts are already engaged and ready to operate. Its headquarters are located in Seoul. KB Real Estate Trust’s common stock as of December 31, 2010, is (Won) 80,000 million.

(6) KB Investment Co., Ltd.

KB Investment Co., Ltd. (the “KB Investment”) was established on March 27, 1990, to provide services to small startup companies. Its main business is to invest in venture companies and small startup companies, and to organize startup investment cooperatives and private equity funds. On April 3, 1990, the company, under Section 7 of the Support for Small and Medium Enterprise Establishment Act, was listed on Small Business Administration as a small startup business investment organization. KB Investment purchases impaired loans, invests in companies under debt restructuring process, and sells reorganized companies after normalization. On March 2001, the company, under the Industrial Development Act, registered as Corporate Restructuring Company in the Ministry of Knowledge Economy. Its headquarters are located in Seoul. KB Investment’s common stock as of December 31, 2010, is (Won) 44,759 million.

(7) KB Futures Co., Ltd.

KB Futures Co., Ltd. (the “KB Futures”) was established on March 1997 to engage in futures trading, trust, intermediation, or brokerage services. The company became a member of the KRX on January 8, 1999. Its headquarters are located in Seoul. KB Futures’ common stock as of December 31, 2010, is (Won) 20,000 million.

(8) KB Credit Information Co., Ltd.

KB Credit Information Co., Ltd. (the “KB Credit Information”) was established on October 9, 1999, under the Credit Information Protection Act to engage in loan collection services and credit research services. On May 2, 2002, the company merged with KM Credit Information Inc. to improve management of subsidiaries. As approved by its shareholders on October 28, 2002, its name was changed from Kookeun Credit Information Co., Ltd. to KB Credit Information Co., Ltd. Its headquarters are located in Seoul. KB Credit Information’s common stock as of December 31, 2010, is (Won) 6,262 million.

(9) KB Data Systems Co., Ltd.

KB Data Systems, Co., Ltd. (the “KB Data Systems”) was established on September 1991 to engage in computer system development and its sales, system maintenance, and information technology outsourcing services. Its headquarters are located in Seoul. KB Data Systems’ common stock as of December 31, 2010, is (Won) 8,000 million.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

(10) Kookmin Bank Int’l Ltd.(London)

Kookmin Bank Int’l Ltd.(London) was established in November 1991 and operates its businesses mainly in general banking, trading finance, foreign currency exchange, and derivatives. Its name was changed from Korea Long Term Credit Bank Int’l Ltd. to Kookmin Bank Int’l Ltd.(London) when the Bank merged with Korea Long Term Credit Bank in January 1999. The headquarters are located in London, England. Kookmin Bank Int’l Ltd.(London)’s paid-in capital as of December 31, 2010, is USD 30,392,000.

(11) Kookmin Bank Hong Kong Ltd.

Kookmin Bank Hong Kong Ltd. was established in July 1995 and operates its businesses in general banking and trading finance. The headquarters are located in Hong Kong. Kookmin Bank Hong Kong Ltd.’s paid-in capital as of December 31, 2010, is USD 20,000,000.

(12) Kookmin Bank Cambodia PLC.

Kookmin Bank acquired 51% of ownership of Kookmin Bank Cambodia PLC. In May 2009. As of December 31, 2010, Kookmin Bank owns 53.19% through participation in paid-in capital increase in December 2010. In particular, Kookmin Bank Cambodia PLC. mainly operates lending, borrowing, foreign currency exchange services, and other ordinary banking business. The headquarters are located in Phnom Penh, Cambodia. Kookmin Bank Cambodia PLC.’s paid-in capital as of December 31, 2010, is USD 16,000,000.

(13) National Pension Service KBIC Private Equity Fund No. 1

National Pension Service KBIC Private Equity Fund No. 1 (the “NPS-KBIC-PEF No. 1”), under Capital Market and Financial Investment Business Act, was established in July 1, 2008. NPS-KBIC-PEF No. 1 invests its capital to improve business structure and ultimately to maximize the value of its investees. Subsequently, the increased value will be distributed back to its investors. Its headquarters are located in Seoul. NPS-KBIC- PEF No. 1’s paid-in capital as of December 31, 2010, is (Won) 171,024 million.

(14) KB-Glenwood Private Equity Fund 1

KB-Glenwood Private Equity Fund 1 was established on October 23, 2009, under the Capital Market and Financial Investment Business Act. KB-Glenwood Private Equity Fund 1, in order to increase the value of its investees, and accordingly, to distribute benefits to limited partners, participates in the management of investees by involving itself in business activities, remodeling business structure, improving corporate governance and others. The headquarters are located in Seoul. KB-Glenwood Private Equity Fund 1’s paid-in capital as of December 31, 2010, is (Won) 31,100 million.

(15) KBIC Private Equity Fund No. 3

KBIC Private Equity Fund No. 3 (the “KBIC-PEF No. 3”), under Capital Market and Financial Investment Business Act, was established in June 8, 2010. KBIC-PEF No. 3 invests its capital to improve the business structure and ultimately to maximize the value of its investees. Subsequently, the increased value will be distributed back to its investors. Its headquarters are located in Seoul. KBIC- PEF No. 3’s paid-in capital as of December 31, 2010, is (Won) 102,500 million.

(16) KoFC KBIC Frontier Champ 2010-5 PEF

KoFC KBIC Frontier Champ 2010-5 PEF was established on November 10, 2010, under the Capital Market and Financial Investment Business Act. KoFC KBIC Frontier Champ 2010-5 PEF operates its assets in accordance with Capital Market Act and other related laws to distribute profits back to its investors. Its headquarters are located in Seoul, and the paid-in capital as of December 31, 2010, is (Won) 21,000 million.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

(17) Chungkang Co., Ltd.

Chungkang Co., Ltd. under the commercial law and Capital Market and Financial Investment Business Act was established on December 4, 2009, to engage in investment business (unlisted stocks and equity related securities). The headquarters are located in Seoul, and Chungkang Co., Ltd.’s paid-in capital as of December 31, 2010, is (Won) 35 million.

(18) Powernet Technologies Co., Ltd.

Powernet Technologies Co., Ltd. was established on February, 1994, to engage in manufacturing and sales of electrical equipment such as power generating equipment. Powernet Technologies Co., Ltd.’s paid-in capital as of December 31, 2010, is (Won) 38,862 million.

The Parent Company’s percentage of ownership in its subsidiaries as of December 31, 2010, is as follows:

Investors	Investees	Closing Date	Number of Shares	Ownership (%)

KB Financial Group Inc.	Kookmin Bank	December 31	496,379,116	100.00
	KB Investment & Securities Co., Ltd.	March 31	15,600,000	100.00
	KB Life Insurance Co., Ltd.	March 31	28,152,000	51.00
	KB Asset Management Co., Ltd.	March 31	7,667,550	100.00
	KB Real Estate Trust Co., Ltd.	December 31	16,000,000	100.00
	KB Investment Co., Ltd.	December 31	8,951,797	100.00
	KB Futures Co., Ltd.	March 31	4,000,000	100.00
	KB Credit Information Co., Ltd.	December 31	1,252,400	100.00
	KB Data Systems Co., Ltd.	December 31	800,000	100.00

Kookmin Bank	KB Financial Group Inc.	December 31	43,322,704	11.21
	Kookmin Bank Cambodia PLC.	December 31	170,202	53.19
	Kookmin Bank Int’l Ltd. (London)	December 31	20,000,000	100.00
	Kookmin Bank Hong Kong Ltd.	December 31	2,000,000	100.00
	KoFC KBIC Frontier Champ 2010-5 PEF [2]	December 31	6,300	30.00

KB Investment & Securities Co., Ltd.	KB-Glenwood Private Equity Fund 1 [1]	December 31	1	0.03

KB Investment Co., Ltd.	NPS-KBIC Private Equity Fund No. 1 [2]	December 31	4,378,209,280	2.56
	KBIC Private Equity Fund No. 3 [2]	December 31	2,050,000,000	2.00
	KoFC KBIC Frontier Champ 2010-5 PEF [2]	December 31	4,200	20.00

KB-Glenwood Private Equity Fund 1	Chungkang Co., Ltd.	December 31	7,000	100.00

Chungkang Co., Ltd.	Powernet Technologies Co., Ltd.	December 31	36,000,000	92.64

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The Parent Company’s ownerships in its subsidiaries as of December 31, 2009, were as follows:

Investors	Investees	Closing Date	Number of Shares	Ownership (%)

KB Financial Group Inc.	Kookmin Bank	December 31	496,379,116	100.00
	KB Investment & Securities Co., Ltd.	March 31	15,600,000	100.00
	KB Life Insurance Co., Ltd.	March 31	15,912,000	51.00
	KB Asset Management Co., Ltd.	March 31	7,667,550	100.00
	KB Real Estate Trust Co., Ltd.	December 31	16,000,000	100.00
	KB Investment Co., Ltd.	December 31	8,951,797	100.00
	KB Futures Co., Ltd.	March 31	4,000,000	100.00
	KB Credit Information Co., Ltd.	December 31	1,252,400	100.00
	KB Data Systems Co., Ltd.	December 31	800,000	100.00

Kookmin Bank	KB Financial Group Inc.	December 31	43,322,704	11.21
	Kookmin Bank Cambodia PLC.	December 31	132,600	51.00
	Kookmin Bank Int’l Ltd. (London)	December 31	20,000,000	100.00
	Kookmin Bank Hong Kong Ltd.	December 31	2,000,000	100.00

KB Investment Co., Ltd.	NPS-KBIC Private Equity Fund No. 1 [2]	December 31	4,510,720,000	2.56

[1]	KB Investment & Securities Co., Ltd. is involved in the management of KB-Glenwood Private Equity Fund 1 as a general partner.
[2]	KB Investment Co., Ltd. is involved in the management as a general partner.

Certain trust accounts whose principal or fixed rate of return is guaranteed by Kookmin Bank are included in the consolidated financial statements in accordance with the Detailed Enforcement Rules on Supervision of Banking Business.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The consolidated and non-consolidated trust accounts as of December 31, 2010, and December 31 2009, are as follows:

	2010				2009
(In millions of Korean won)	Total Assets		Operating Revenues		Total Assets		Operating Revenues

Consolidated	(Won)	3,194,975	(Won)	173,936	(Won)	3,066,176	(Won)	161,916
Non-consolidated		13,612,848		657,196		10,702,576		444,900

	(Won)	16,807,823	(Won)	831,132	(Won)	13,768,752	(Won)	606,816

The condensed financial information of subsidiaries as of and for the year ended December 31, 2010, follows:

(In millions of Korean won)	Total Assets		Common Stock		Shareholders’ Equity		Operating Revenues [1]		Net Income (Loss) [1]

Kookmin Bank	(Won)	254,861,755	(Won)	2,481,896	(Won)	19,360,739	(Won)	23,401,669	(Won)	11,200
KB Investment & Securities Co., Ltd.		2,210,631		78,000		335,240		486,205		34,001
KB Life Insurance Co., Ltd.		3,670,317		276,000		330,989		1,216,096		12,725
KB Asset Management Co., Ltd.		142,658		38,338		125,971		69,095		29,320
KB Real Estate Trust Co., Ltd.		256,113		80,000		124,847		52,264		3,528
KB Investment Co., Ltd.		117,129		44,759		105,998		12,309		(801)
KB Futures Co., Ltd.		177,174		20,000		42,876		27,564		4,494
KB Credit Information Co., Ltd.		31,134		6,262		25,226		48,028		1,619
KB Data Systems Co., Ltd.		52,181		8,000		14,071		131,344		(2,735)
Kookmin Bank Int’l Ltd. (London)		364,305		34,613		65,380		16,444		2,977
Kookmin Bank Hong Kong Ltd.		539,755		22,778		116,268		22,335		8,159
Kookmin Bank Cambodia PLC.		39,929		18,222		16,889		2,472		64
KB-Glenwood Private Equity Fund 1		29,516		31,100		29,196		—		(1,904)
Chungkang Co., Ltd.		76,420		35		25,656		—		(3,919)
Powernet Technologies Co., Ltd.		84,664		38,862		75,702		37,890		761
NPS-KBIC Private Equity Fund No. 1		209,650		171,024		188,022		9,912		7,722
KBIC Private Equity Fund No. 3		102,545		102,500		102,466		34		(34)
KoFC KBIC Frontier Champ 2010-5 PEF		20,991		21,000		20,937		—		(63)

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The condensed financial information of subsidiaries as of December 31, 2009, follows:

(In millions of Korean won)	Total Assets		Common Stock		Shareholders’ Equity		Operating Revenues [1]		Net Income (Loss) [1]

Kookmin Bank	(Won)	256,519,760	(Won)	2,481,896	(Won)	19,342,558	(Won)	28,734,838	(Won)	635,803
KB Investment & Securities Co., Ltd.		2,041,219		78,000		295,604		376,868		(41,550)
KB Life Insurance Co., Ltd.		2,521,079		156,000		151,537		901,801		3,308
KB Asset Management Co., Ltd.		108,583		38,338		96,312		67,073		28,783
KB Real Estate Trust Co., Ltd.		257,286		80,000		121,303		60,504		23,794
KB Investment Co., Ltd.		125,961		44,759		104,810		12,786		2,159
KB Futures Co., Ltd.		221,942		20,000		37,363		28,685		6,178
KB Credit Information Co., Ltd.		29,379		6,262		23,606		54,592		4,338
KB Data Systems Co., Ltd.		44,938		8,000		16,806		124,746		5,267
Kookmin Bank Int’l Ltd. (London)		466,098		37,555		67,396		26,383		1,713
Kookmin Bank Hong Kong Ltd.		709,980		23,352		105,642		33,406		10,285
Kookmin Bank Cambodia PLC.		27,451		15,179		13,746		891		(1,419)
NPS-KBIC Private Equity Fund No. 1		207,008		176,200		183,386		7,403		(18,037)

[1]	Includes operating results of credit card business segment of Kookmin Bank before spin-off.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The details of equity method investees as of December 31, 2010, are as follows:

(In number of shares)	Investees	Year End	Number of Shares	Ownership (%)

Kookmin Bank	KLB Securities Co., Ltd.[2]	December 31	4,854,713	36.41
	Balhae Infrastructure Fund [3]	December 31 June 30	11,386,188	12.61
	Korea Credit Bureau Co., Ltd. [4]	December 31	180,000	9.00
	UAMCO., Ltd.	December 31	85,050	17.50
	JSC Bank CenterCredit -common stocks	December 31	48,023,250	29.56
	JSC Bank CenterCredit -convertible preferred stocks	December 31	36,561,465	93.15
	KB06-1 Venture Investment Partnership	December 31	200	50.00
	KB08-1 Venture Investment Partnership	December 31	400	66.67

KB Investment & Securities Co., Ltd.	KB Investment & Securities Hong Kong Limited	March 31	3,000,000	100.00
	KB Global Star Game & Apps Special Purpose Acquisition Company [3]	December 31	414,562	4.81
	ILSAN Electronics (Simyang) Public Corporation	December 31	1	100.00

KB Investment Co., Ltd.	KB06-1 Venture Investment Partnership	December 31	100	25.00
	KB08-1 Venture Investment Partnership	December 31	200	33.33
	Kookmin Investment Partnership No. 16 [1]	December 31	177.2	20.00
	NPC 05-6 KB Venture Fund	December 31	500	20.00
	NPC 07-5 KB Venture Fund	December 31	500	20.00
	09-5KB Venture Fund	December 31	80	33.33
	NPS 06-5 KB Corporate Restructuring Fund [6]	December 31	617,500,000	13.57
	Burrill-KB Life Science Fund	December 31	372,401,633	35.53
	KoFC-KB Pioneer Champ No. 2010-8 Investment Partnership	December 31	30	50.00
	KB Global Star Game & Apps Special Purpose Acquisition Company	December 31	10,000	0.12
	KT Wibro Infrastructure Co., Ltd	December 31	1,000,000	40.34
	Nexolon Co., Ltd. [4]	December 31	363,636	5.36

KB Real Estate Trust Co., Ltd.	Joam Joint Residential Development [3]	December 31	1,500	15.00

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The details of equity method investees as of December 31, 2009, were as follows:

(In number of shares)	Investees	Year End	Number of Shares	Ownership (%)

Kookmin Bank	KLB Securities Co., Ltd.[2]	December 31	4,854,713	36.41
	Jooeun Industrial Co., Ltd.[7]	December 31	1,999,910	99.99
	Balhae Infrastructure Fund [3]	December 31 June 30	10,853,607	12.61
	Korea Credit Bureau Co., Ltd. [4]	December 31	180,000	9.00
	UAMCO., Ltd.	December 31	12,250	17.50
	JSC Bank CenterCredit	December 31	44,136,676	30.52
	KB06-1 Venture Investment Partnership	December 31	200	50.00
	KB08-1 Venture Investment Partnership	December 31	400	66.67

KB Investment & Securities Co., Ltd.	KB Investment & Securities Hong Kong Limited	March 31	2,000,000	100.00
	KB-Glenwood Private Equity Fund 1 [5]	December 31	1	0.03

KB Investment Co., Ltd.	KB06-1 Venture Investment Partnership	December 31	100	25.00
	KB08-1 Venture Investment Partnership	December 31	200	33.33
	Kookmin Investment Partnership No. 16 [1]	December 31	177.2	20.00
	NPC 05-6 KB Venture Fund	December 31	500	20.00
	NPC 07-5 KB Venture Fund	December 31	500	20.00
	09-5KB Venture Fund	December 31	20	33.33
	KB06-1 Corporate Restructuring Fund [7]	December 31	12	5.38
	NPS 06-5 KB Corporate Restructuring Fund [6]	December 31	2,280,000,000	13.57

[1]	Under liquidation as of December 31, 2010 and 2009.
[2]	In the process of filing bankruptcy as of December 31, 2010 and 2009.
[3]	The voting rights may be exercised through the board of directors of the investee or its equivalent decision-making body.
[4]	Kookmin Bank has significant influence in electing a board member who may participate in the decision-making process relating to the financial and business policies of the investee.
[5]	KB Investment & Securities Co., Ltd. participates in the management of KB-Glenwood Private Equity Fund 1 as a general partner.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

[6]	KB Investment Co., Ltd. as a general partner has significant influence over the decision-making process relating to the financial and business policies.
[7]	Bankruptcy filing and liquidation processes were completed in 2010.

3. Significant Accounting Policies

The Korean Accounting Institute has published a series of Statements of Korea Accounting Standards (“SKAS”). The consolidated financial statements are prepared in accordance with Statement of Korea Accounting Standards (“SKAS”) No. 25.

The significant accounting policies used in the preparation of consolidated financial statements are as follows:

Elimination of Investments and Equity Accounts of Subsidiaries

Investments in subsidiaries and equity accounts of subsidiaries were eliminated at the date when the Parent Company obtained control over the subsidiaries.

Amortization of Goodwill or Negative Goodwill

The differences between the amounts of investment and the equity accounts of subsidiaries are recorded as goodwill or negative goodwill, which is amortized or reversed using the straight-line method over 20 years, the expected period of future benefit. If additional shares are purchased after acquiring control, the difference between the additional acquisition cost and the portion of net assets acquired is credited or charged to capital surplus. Differences between the carrying amount of investments for subsidiaries and the acquisition cost due to the subsidiaries’ paid-in capital increase, stock dividends and issue of new shares without consideration are recorded as increase(decrease) in consolidated capital surplus or consolidated capital adjustment.

Intercompany Transactions

All intercompany transactions are eliminated in the consolidated financial statements.

End of the reporting period for Consolidated Financial Statements

The end of the reporting period for the consolidated financial statements is the closing date of the Parent Company. The accounts of consolidated subsidiaries whose fiscal year end is different from that of the Parent Company have been adjusted to reflect balances as of the closing date.

Special Reserve in Trust Accounts

A special reserve provided for possible future losses on certain trust accounts under the arrangement of guaranteed fixed rate of return and/or annual repayment of the principal is included under retained earnings in the consolidated financial statements.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Minority Interest

Non-controlling, outside ownership interests in a subsidiary’s shareholders’ equity are presented as minority interest.

Accounting Policies of the Parent Company and Its Subsidiaries (collectively the “Consolidated Company”)

The Consolidated Company adopted SKAS No. 1 through No. 24, except No. 14, in the preparation of its consolidated financial statements.

The significant accounting policies of the Consolidated Company are as follows:

Interest Income Recognition

The Consolidated Company applies the accrual basis in recognizing interest income related to due from banks, loans receivable and securities, except for non-secured uncollectible receivables. Interest on loans, whose principal or interest is past due at the end of the reporting period, is generally not accrued, with the exception of interest on certain loans receivable secured by financial institutions or collateralized by bank deposits. When a loan is placed on non-accrual status, previously accrued interest is generally reversed and deducted from current interest income; and future interest income is recognized on cash basis in accordance with the banking industry accounting standards. As of December 31, 2010 and 2009, the principal amount of loans and securities for which the accrued interest income was not recorded in the accompanying consolidated financial statements based on the above criteria amounted to (Won) 6,705,417 million and (Won) 4,525,670 million, respectively, and the related accrued interest income not recognized amounted to (Won) 373,896 million and (Won) 380,137 million, respectively.

Classification of Securities

At acquisition, the Consolidated Company classifies securities into the following categories: trading, available-for-sale, held-to-maturity and equity method investments, depending on marketability, the intention at the date of purchase and ability to hold. Securities that are bought and held for the purpose of resale in the near term and are actively traded are classified as trading securities. Debt securities with fixed maturity and with either fixed or determinable payments which the Consolidated Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Securities that enable the Consolidated Company to exert significant influence over the investees are classified as equity method investments. All other securities not classified above are categorized as available-for-sale securities.

If there are changes in the Consolidated Company’s intent and ability to hold securities, available-for-sale securities can be reclassified to held-to-maturity securities and held-to-maturity securities can be reclassified to available-for-sale securities. Whereas, if the Consolidated Company has either sold held-to-maturity securities before maturity or exercised early redemption right to issuer within the current year or the preceding two fiscal years, or if it reclassified held-to-maturity securities to available-for-sale securities in the past, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities with the exception of held-to-maturity securities sold when the fluctuation in the market interest has immaterial effect to the fair value as the remaining term of the securities is short. As for trading securities, in rare cases, it can be reclassified to available-for-sale securities or held-to-maturity securities when trading securities are no longer held for resale in the near term and can be reclassified to available-for-sale securities when they lose marketability. In any other case, trading securities cannot be reclassified to other categories and no category can be reclassified to trading securities.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Valuation of Trading Securities

Trading securities are initially recognized at acquisition cost, which includes the market value of the consideration given and any other transaction costs involved in the acquisition, which is determined by the individual moving average method (the specified identification method for debt securities). The difference between the acquisition costs and face values of debt securities are amortized over the remaining terms of the debt securities by applying effective interest rate method and added to or subtracted from the acquisition costs and interest income. After initial recognition, trading securities are stated at fair value at the statements of financial position date and any difference between acquisition value and fair value, unrealized holding gain or loss, is recognized in current earnings.

Valuation of Available-for-Sale Securities

Available-for-sale securities are initially recognized at acquisition cost, which includes the market value of the consideration given and any other transaction costs involved in the acquisition, which is determined by the individual moving average method (the specified identification method for debt securities). The difference between the acquisition costs and face values of debt securities are amortized over the remaining terms of the debt securities by applying effective interest method and added to or subtracted from the acquisition costs and interest income. After initial recognition, available-for-sale securities are stated at fair value at the statements of financial position date and any difference between acquisition value and fair value, unrealized holding gain or loss, is presented as gain or loss on valuation of available-for-sale securities in accumulated other comprehensive income. Accumulated other comprehensive income of securities is charged to current earnings in a lump sum at the time of disposal or impairment recognition. Non-marketable securities where the fair value can not be determined due to lack of objective and reliable back up data, are stated at acquisition cost on the financial statements if the fair value cannot be reliably estimated.

If the fair value of equity securities (net asset fair value in case of non-marketable equity securities stated at acquisition cost) is below the acquisition cost and the objective evidence of impairment exists, the carrying value is adjusted to fair value and the resulting valuation loss is charged to current earnings. If the estimated recoverable amount of debt securities is less than the amortized cost and the objective evidence of impairment exists, the carrying value is adjusted to recoverable amount and the resulting valuation loss is charged to current earnings. With respect to impaired securities, if the amount of impairment loss that must be recognized in the current period exceeds the remaining amount of unrealized valuation loss, the unrealized valuation loss shall first be derecognized from the accumulated other comprehensive income, and then, the amount of excess shall be subtracted from the carrying amount of the securities. In addition, if there are any remaining amount of unrealized valuation gain related to the securities in the accumulated other comprehensive income, the entire amount of unrealized valuation gain shall be derecognized from the accumulated other comprehensive income and subtracted from the carrying amount of the securities.

Valuation of Held-to-Maturity Securities

Held-to-maturity securities are initially recognized at acquisition cost, which includes the market value of the consideration given and any other transaction costs involved in the acquisition, which is determined by the specific identification method. The difference between the acquisition costs and face values of held-to-maturity securities are amortized over the remaining terms of the securities by applying effective interest method and added to or subtracted from the acquisition costs and interest income. If the estimated recoverable amount of debt securities is less than the amortized cost and the objective evidence of impairment exists, the carrying value is adjusted to recoverable amount and the resulting valuation loss is charged to current earnings.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Valuation of Equity Method Investments

Equity securities held for investment in companies in which the Consolidated Company is able to exert significant influence over the investees are accounted for using the equity method. Under the equity method, the Consolidated Company accounts for its proportionate ownership in the book value of the subsidiary in current operations as adjustment to income or loss, retained earnings, capital surplus, capital adjustments, or accumulated other comprehensive income depending on the nature of the underlying change in the book value of the subsidiaries.

The excess of the acquisition cost over the proportionate fair value of the investee’s net asset is amortized using the straight-line method up to a maximum of 20 years. The excess of the proportionate fair value of net asset over the acquisition cost(“the excess”), arising from the agreed expected future loss or expense, is recognized as income when expected future loss or expense is incurred. The excess of up to the fair value of identifiable non-monetary assets is recognized as income over the years using the weighted average useful lives of non-monetary assets. The excess over fair value of identifiable non-monetary assets is recognized as income and reflected in the equity method investment.

The unrealized profit arising from the transactions between the equity method investees and the Consolidated Company or between equity method investees is eliminated.

When the book value of equity method investments is less than zero due to the cumulative losses of the investees, the Consolidated Company discontinues the application of the equity method and does not provide for any additional losses. If the investee subsequently reports net income, the Consolidated Company resumes applying the equity method only after its share of that net income equals the share of net losses not recognized during the period when the equity method was suspended. In addition, if the investees’ capital is increased through issuance of common stock, the share of net losses not recognized during the period when the equity method was suspended is recorded as a decrease in retained earnings.

Any significant difference between expected cash flow from equity method investments and the Consolidated Company’s proportionate ownership in the net book value of the investees is accounted for as impairment loss from equity method investments. When the estimated future expected cash flow from equity method investments exceeds the carrying value after impairment, such recovery is recorded in current operations up to the recorded impairment loss amount.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Reversal of Impairment Loss on Available-for-Sale Securities and Held-to-Maturity Securities

If the reasons for impairment losses of available-for-sale securities no longer exist, the recovery is recorded in current operations up to the amount of the previously recognized impairment loss as reversal of impairment loss on available-for-sale securities and any excess is included in accumulated other comprehensive income as gain on valuation of available-for-sale securities.

However, if the increases in the fair value of the impaired securities are not considered as recovery from impairment, the increases in the fair value are recorded as gain on valuation of available-for-sale securities in accumulated other comprehensive income. For non-marketable equity securities, which were impaired based on the net asset fair value, the recovery is recorded up to their acquisition cost.

The reversal of impairment loss of held-to-maturity securities, when it is objectively related to an event occurring after the recognition of impairment loss, is recognized as current earnings to the extent that the new carrying amount after the reversal of impairment loss shall not exceed the amortized cost that would have been measured at the date of reversal had no impairment loss been recognized.

Reclassification of Securities

When held-to-maturity securities are reclassified to available-for-sale securities, those securities are accounted for at fair value on the reclassification date, and the difference between the fair value and book value is reported in accumulated other comprehensive income (loss) as gain or loss on valuation of available-for-sale securities. When available-for-sale securities are reclassified to held-to-maturity securities, gain or loss on valuation of available-for-sale securities, which had been recorded until the reclassification date, continues to be included in accumulated other comprehensive income (loss) and is amortized using the effective interest rate method. The amortized amount is charged to interest income or expense until maturity. The difference between the fair value at the reclassification date and face value of the reclassified securities to held-to-maturity securities is amortized using effective interest rate method and the amortized amount is charged to interest income. In addition, when certain trading securities lose their marketability, such securities are reclassified as available-for-sale securities at fair market value as of reclassification date.

Transfer of Securities

When the realization, expiration or sale of the right to obtain the economic benefits arises and the control of securities is lost from the sale of the securities, the unrealized valuation gain or loss of securities included in the accumulated other comprehensive income (loss) is added to or deducted from the gain or loss on disposal of securities. The gain or loss is the difference between the net proceeds receivable or received and its carrying value. When securities are transferred without losing the control of the securities, the transaction is recorded as a secured borrowing transaction.

Allowance for Possible Losses on Credits

In accordance with SKAS and supervisory regulations for specific industries, the Consolidated Company provides an allowance for possible losses on credit. Allowances are calculated based on the estimates made through a reasonable and objective method.

The Regulation on Supervision of Banking Business (the “Supervisory Regulation”), legislated by the Financial Services Commission (“FSC”), requires all loans to be classified into five categories, namely, normal, precautionary, substandard, doubtful, or estimated loss, based on borrowers’ repayment capability and historical financial transaction records. Also, the Supervisory Regulation requires all loans to have allowance for loan losses no less than the directed minimum percentage rate in its respective category.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

As required by the Supervisory Regulation, allowance for loan losses is provided in accordance with loan loss rate by category for corporate credits (loans, confirmed acceptances and guarantees) over certain size which is determined by Forward Looking Criteria (the “FLC”) that considers the borrower’s capability of repayment. The FLC evaluates the asset by considering the types of loan, collaterals and guarantees, if any, in addition to measuring the borrowers rating based on industry risk, individual risk and financial risk factors. Kookmin Bank generally classifies all credits provided to a single borrower in the same category of classification but credits guaranteed or collateralized by bank deposits, real estate or other assets may be classified under a different category based on the guarantor’s capability to fulfill its obligation upon default or based on the value of collateralized assets. Also, factors such as borrowers’ credit rating, past due period, bankruptcy are reflected. In cases where more than two factors are presented, it is classified under the highest risk category. Based on aforementioned corporate credit evaluation model, borrowers’ rating are divided into 17 grades from AAA to D (AAA, AA+, AA, A, BBB+, BBB, BBB–, BB+, BB, BB–, B+, B, B–, CCC, CC, C and D). From credit grade AAA to B are classified as normal, from credit grade B– to CCC are classified as precautionary, credit grade CC is classified as substandard, credit grade C is classified as doubtful and credits grade D is classified as estimated loss.

Kookmin Bank provides allowance for loss in accordance with loan loss rate by category as prescribed in the Supervisory Regulation. The loan loss rates for corporate loans range from 0.85(0.9 % for loans to economy-sensitive industries) ~ 6.9 % for normal, 7.0 ~ 19.9 % for precautionary, 20 ~ 49.9 % for substandard, 50 ~ 99.9 % for doubtful and 100 % for estimated loss. However, Kookmin Bank does not provide allowance for call loans, bonds purchased under resale agreements and inter-bank loans that are classified as normal pursuant to the Supervisory Regulation.

In addition, as required by the Supervisory Regulation, based on the classification of household loans and credit card receivables by past due period and status of bankruptcy proceedings, allowance for household loans and credit card receivables are calculated on the category balances using the prescribed percentages of 1.0 ~ 9.9 % and 1.5 ~ 14.9 % for normal, 10 ~19.9 % and 15 ~ 19.9 % for precautionary, 20 ~ 54.9 and 20 ~ 59.9 % for substandard, 55 ~ 99.9 % and 60 ~ 99.9 % for doubtful, and 100 % for estimated loss.

Pursuant to the Supervisory Regulation, Kookmin Bank provides allowance for losses on confirmed acceptances and guarantees, unconfirmed acceptances and guarantees, and bills endorsed based on the credit classification, minimum rate of loss provision prescribed by the Supervisory Regulation and the cash conversion factor. In addition, Kookmin Bank provides allowance for unfunded commitments of credit card and unused credit line of consumer and corporate loans based on the cash conversion factor and minimum rate of loss provision prescribed by the Supervisory Regulation.

In addition, when an allowance for loan losses required by the Supervisory Regulation is less than the amount calculated based on the historical loss rate, which is estimated through objective and reasonable method in accordance with the accounting principles generally accepted in the Republic of Korea, historical loss rate is reflected in the allowance for loan losses.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The method and data used for determining the allowance for loan losses based on historical loss rate by Kookmin Bank’s lending portfolios are as follows:

Lending Portfolios	Methodology	Period of Historical Loss Rate	Period of Recovery Ratio
Impaired corporate loans	DCF & Migration	N/A	N/A
Non-impaired corporate loans	Migration analysis	1 year	5 years
Household loans	Migration analysis	1 year	5 years
Credit card loans	Roll-rate analysis	1 year	5 years

Based on the loan portfolios’ nature, lending period, recovery period, historical trend, and other economic factors, Kookmin Bank determines the appropriate data period to be used in assessing its historical loss rate and recovery ratio.

Restructuring of Loans

The equity interest in the debtors, net of real estates and/or other assets received as full or partial satisfaction of the Consolidated Company’s loans, collected through reorganization proceedings, court mediation or debt restructuring agreements of parties concerned, is recorded at fair value at the time of the restructuring. In cases where the fair value of the assets received is less than the book value of the loan (book value before allowances), the Consolidated Company first offsets the book value against allowances for loan losses and then recognizes provisions for loan losses. Impairment losses for loans receivable that were restructured in a troubled debt restructuring involving a modification of terms are computed by the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans receivable are originated and the book value before allowances for loan losses. If the amount of allowances already established is less than the impairment losses, the Consolidated Company establishes additional allowances for the difference. Otherwise, the Consolidated Company reverses the allowances for loan losses.

Deferred Loan Origination Fees and Costs

The Consolidated Company defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs. The deferred loan origination fees and costs are amortized using the effective interest method and added to or subtracted from interest income.

Valuation of Receivables and Payables at Present Value

Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at the present value of expected future cash flows, and the gain or loss on valuation of related receivables and payables is reflected in current operations, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method and credited or charged to interest income or interest expense.

Bonds under Resale or Repurchase Agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Consolidated Company purchases or sells securities under such agreements.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Property and Equipment

Property and equipment are recorded at acquisition cost, production cost including incidental expenses or revalued amount. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or the extension of the useful lives of the facilities involved are capitalized as additions to assets. If the asset was purchased at discount, the historical value of the asset will be recorded at net of discount amount.

Property and equipment are recorded as net of accumulated depreciation and impairment loss. Depreciation is computed based on the estimated useful lives of the assets and the depreciation methods as follows:

Items	Depreciation Method	Estimated Useful Life

Buildings and structures	Straight-line	34 ~ 40 years
Leasehold improvements	Declining balance	3 ~ 4 years
Equipment and vehicles	Straight-line, Declining balance	3 ~ 5 years

The Consolidated Company’s land is revalued periodically by an independent appraiser. Any gain on revaluation, net of tax, is credited to accumulated other comprehensive income. On the other hand, loss on revaluation, net of tax, is first netted against accumulated other comprehensive income and the remainder is included in current operations.

The Consolidated Company accounts for lease transactions as either operating lease or capital lease, depending on the terms of the lease agreement. The Consolidated Company accounts for the lease contracts as capital lease when the risks and rewards of the leased assets are mostly transferred to itself. A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incident to ownership. Generally, the financial leases are the leases that (1) on or before the expiration date, the ownership of leased asset will be transferred to the Consolidated Company, (2) the Consolidated Company has the bargain purchase option at the inception and it is certain that the Consolidated Company will exercise its bargain purchase option, (3) the lease period is more than 75% of the economic life of the leased assets, (4) at the inception, the present value of minimum lease payments discounted at the imputed interest rate is more than 90% of the fair value of the leased assets, or (5) the leased assets are not commonly usable.

Intangible Assets

Intangible assets included in other assets are recorded at the production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized over the estimated economic useful lives of the related assets as follows:

Items	Amortization Method	Estimated Useful Life

Goodwill	Straight-line	5 ~ 9 years
Trademarks	Straight-line	3 ~ 20 years
Others	Straight-line	3 ~ 30 years

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The Consolidated Company recorded goodwill, which was fully amortized as of December 31, 2010, as a result of the merger between Kookmin Bank and H&CB, and the acquisition of the shares of KB Investment & Securities Co., Ltd. as the cost of the merger and acquisition exceeded the fair value of the net assets acquired. The Consolidated Company estimates the useful lives of endowment assets that are beneficial upon usage based on the term of the contract and are classified under other intangible assets.

Impairment of Assets

When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to agree with recoverable amount and is recognized as an asset impairment loss for the period. When the recoverable value subsequently exceeds the book value, the impairment amount is recognized as gain for the period to the extent that the revised book value does not exceed the book value that would have been recorded without the impairment. However, reversal of impairment of goodwill is not allowed.

Securities Sold

In relation to the lending and borrowing of securities, borrowed securities are recognized only in the Consolidated Company’s memorandum accounts. When those securities are sold, the Consolidated Company recognizes corresponding securities as securities sold. The changes in fair value of securities sold are recorded as gain or loss on valuation of securities sold. The differences between book value and repurchase price of securities sold are accounted for as gain or loss from disposal of securities sold.

Amortization of Discounts (Premiums) on Debentures

Discounts or premiums on debentures issued are amortized over the period from issuance to maturity using the effective interest rate method. Amortization of discounts or premiums is recognized as interest expense on the debentures.

Contingent Liabilities

When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow or inflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability in case of an outflow is made in the notes to the financial statements.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Accrued Severance Benefits

Employees and directors with at least one year of service as of December 31, 2010, are entitled to receive a lump-sum payment upon termination of their employment with the Consolidated Company, based on their length of service and rate of pay at the time of termination. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate their employment are included in other liabilities.

The severance benefits are funded through a severance insurance deposit for payment of severance benefits, and the account is deducted from accrued severance benefits. However, if the deposit exceeds accrued severance benefits, the Consolidated Company classify the excess deposit over accrued severance benefits as other investments.

Accounting for Derivative Instruments

The Consolidated Company accounts for derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments. Derivative instruments are classified as used for trading activities or for hedging activities according to their transaction purpose. All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations.

The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as accumulated other comprehensive income (loss) and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as accumulated other comprehensive income (loss) is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in accumulated other comprehensive income (loss) is added to or deducted from the asset or the liability.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Accounting for Share-based Payments

The terms of the arrangement for share-based payment transactions provide the Consolidated Company with a choice of whether the transaction is settled in cash or by issuing equity instruments. In accordance with the resolution of the Kookmin Bank’s Board of Directors on August 23, 2005, to settle the transaction in cash, the compensation cost is recorded under other liabilities as accrued expense. The compensation cost of stock options granted before and after the effective date of the Statement of Korea Accounting Standards No. 22, Share-based Payments, was measured using the intrinsic value method in accordance with the Interpretations on Financial Accounting Standards 39-35, Accounting for Stock Options, and the fair value method, respectively.

National Housing Fund

Kookmin Bank, as designated by the Korean government under the Housing Law (formerly Housing Construction Promotion Law), manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest to the NHF, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate. With the termination of the NHF designation as of March 31, 2008, the Bank does not manage the new operations related to the NHF except for the operations of the existing funds.

Transactions with the Trust Accounts

Under the Financial Investment Services and Capital Markets Act, Kookmin Bank recognizes trust accounts (“the Trust Accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Bank’s banking accounts earn trust fees from the trust accounts for its management of trust assets and operations.

The reserves for future losses are set up in the trust accounts for losses related to those trust funds with a guarantee of the principal or of a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves for future losses, the excess losses are compensated by the Bank. Accordingly, the banking accounts recognize the compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

Income Tax Expense

Income tax expense includes the tax currently payable under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax liabilities, as long as there is no exception, are recognized for temporary differences, which will increase future taxable income, to the extent that it is probable that such deferred tax liabilities will be realized. Deferred tax assets are recognized for temporary differences which will decrease future taxable income and net operating loss carryforwards to the extent that it is probable that such deferred tax assets will be realized. Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity account.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Consolidated Taxation

The Company, after adopting the consolidated taxation system, uses the systematic and reasonable method to calculate the consolidated tax all subsidiaries and the related refunds and payable of each subsidiary. Accordingly, the Parent Company accounts for the consolidated tax as income tax payable on behalf of its subsidiaries.

Accounting for Foreign Currency Transactions and Translation

The Consolidated Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the basic rate of exchange on the transaction date. The Korean won equivalent of assets and liabilities denominated in foreign currencies are translated in these consolidated financial statements based on the basic rate of (Won) 1,138.90 and (Won) 1,167.60 to USD 1.00 on December 31, 2010 and 2009, respectively, as announced by Seoul Money Brokerage Service, Ltd. or cross rates for other currencies other than U.S. dollars at the end of the reporting period. Translation gains and losses are credited or charged to operations. Financial statements of overseas branches are translated based on the foreign exchange rate at the end of the reporting period as those branches independently keep accounting records denominated in local currencies.

Summary of Accounting Policies for the Consolidated Company’s Trust Accounts

The significant accounting policies on the trust account which guarantee principal amount are as follows:

Valuation of Debt Securities

Debt securities included in performance-based Trust Accounts are generally recorded at acquisition costs, which include additional costs and deduct accrued interest income for the period before acquisition, and are classified into five categories to provide allowance for possible credit losses in accordance with the credit rates of bonds issued by each company. Debt securities included in base price-based Trust Accounts are estimated by applying the average of base prices per bond closing on recent trading day announced by Korea Asset Pricing Co., Ltd. and KIS Pricing, Inc.

Allowance for Credit Losses

The trust accounts provide allowance for possible credit losses based on the minimum reserve level provided by Financial Supervisory Service Guidelines if the amounts are larger than allowances for possible credit losses based on historical loss rate of the trust accounts’ lending portfolios.

As required by Financial Supervisory Service Guidelines, the trust accounts determines the credit risk classification of corporate loans using a certain scale based on the Trust Accounts’ internal credit rating system, the Forward Looking Criteria (FLC), and other factors such as days in arrears, insolvency and result of financial transactions. Allowances are determined by applying the rates of each credit risk classification. The FLC credit rating criteria are divided into 17 categories (AAA, AA+, AA, A, BBB+, BBB, BBB–, BB+, BB, BB–, B+, B, B–, CCC, CC, C and D) and credit risk classification are as follows.

Credit Ratings

Normal	B (greater or equal)
Precautionary	B– or CCC
Substandard	CC
Doubtful	C
Estimated loss	D

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

However, the trust accounts classify corporate loans and consumer loans by considering the recoverable amounts of loans including delinquencies and bankruptcies. The rates used for determining the allowances for losses from corporate loans and consumer loans are as follows:

	Consumer Loans (%)	Corporate Loans (%)

Normal	1.00	0.85	[1]
Precautionary	10.00	7.00
Substandard	20.00	20.00
Doubtful	55.00	50.00
Estimated loss	100.00	100.00

[1]	0.90% for loans to economy-sensitive industries.

Also, the trust accounts provide additional allowance for relatively high-risk borrowings based on estimated recovery amount, liquidation amount, within the maximum allowance rate for each classification.

Special Reserve

Special reserve refers to the reserve accumulated upon acquisition of trust fee at 25% or more until the balance of special reserve reaches 5% of the trust accounts for the purpose of reserving unspecific trust accounts whose principle or income should be guaranteed. In cases where the principle of trust accounts needs to recover or the special reserve exceeds the limit, reversal of special reserve is recognized as income. When the purpose of special reserve no longer exists, it is recorded as trust fee.

Insurance Reserve of KB Life Insurance

KB Life Insurance provides various insurance reserves for payments, refunds, participating policyholders’ dividends and related cost in the future as follows:

Premium reserve refers to an amount calculated for the possible refund payment due to the cacellation of insurance policy from eligible policyholders. Premium reserve is calculated for each different insurance products.

Reserve for outstanding claims represents refunds, dividends and claims reported and unpaid as of the end of the reporting period.

Unearned premium reserve represents the unearned portion of quarterly, semi-annual and annual premiums as of the end of the reporting period.

Dividends held on deposit for policyholders represent amounts payable to policyholders due to interest rate difference guarantee, mortality gains, excess interest, expense gains and long-term contracts in accordance with the regulations or agreements.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

4. Cash and Due from Banks

Cash and due from banks as of December 31, 2010 and 2009, consist of:

(In millions of Korean won)	2010		2009

Cash and checks (Note 29)	(Won)	1,945,457	(Won)	2,543,538
Foreign currencies (Notes 21 and 29)		292,319		265,114
Due from banks (Notes 21 and 29)		4,801,156		6,960,481

	(Won)	7,038,932	(Won)	9,769,133

Due from banks as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	Interest (%)	2010		2009

Due from banks in won
Bank of Korea (Reserve Deposits)	—	(Won)	2,675,109	(Won)	5,597,119
Bank of Korea	2.55 ~ 2.57		150,000		—
Nonghyup and others	0.00 ~ 5.00		477,648		335,395
Korea Exchange and others	0.00 ~ 3.20		901,726		366,925

			4,204,483		6,299,439

Due from banks in foreign currencies
Bank of Korea	—		147,439		137,558
Agricultural Bank of China Suzhou and others	0.00 ~ 5.20		434,399		506,703

			581,838		644,261

Due from banks in gold
UBS AG London and others	—		14,835		16,781

		(Won)	4,801,156	(Won)	6,960,481

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Restricted due from banks as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010		2009		Remarks

Due from banks in won
Bank of Korea (Reserve Deposits)	(Won)	2,675,109	(Won)	5,597,119	Required by Bank of Korea Act
Bank of Korea		150,000		—	Required by Bank of Korea Act
SC First Bank and others		4,183		39,754	Pledged as collateral for the Borrowings
Korea Securities Finance Corp. and others		49,525		156,124	Required by Capital Market and Financial Investment Business Act and others
Korea Securities Finance Corp. and others		118,320		178,482	Derivatives margin accounts
Korea Exchange and others		209,150		414	Market entry deposit

		3,206,287		5,971,893

Due from banks in foreign curencies
Bank of Korea		147,439		137,558	Required by Bank of Korea Act
Korea Exchange Bank and others		16,537		20,890	Derivatives margin accounts and others
Agricultural Bank of China Suzhou and others		28,903		19,273	China’s Foreign Bank Regulations
The National Bank of Cambodia		3,964		2,569	Cambodia’s local Law and others

		196,843		180,290

	(Won)	3,403,130	(Won)	6,152,183

Due from banks, classified by financial institutions as of December 31, 2010, are as follows:

(In millions of Korean won)	Due from Banks in Won		Due from Bank in Foreign Currencies		Due from Bank in Gold		Total

Bank of Korea	(Won)	2,825,109	(Won)	147,439	(Won)	—	(Won)	2,972,548
Other banks		477,648		421,483		14,835		913,966
Other financial institutions		901,726		12,916		—		914,642

	(Won)	4,204,483	(Won)	581,838	(Won)	14,835	(Won)	4,801,156

Due from banks, classified by financial institutions as of December 31, 2009, were as follows:

(In millions of Korean won)	Due from Banks in Won		Due from Bank in Foreign Currencies		Due from Bank in Gold		Total

Bank of Korea	(Won)	5,597,119	(Won)	137,558	(Won)	—	(Won)	5,734,677
Other banks		335,395		485,893		16,781		838,069
Other financial institutions		366,925		20,810		—		387,735

	(Won)	6,299,439	(Won)	644,261	(Won)	16,781	(Won)	6,960,481

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The maturities of due from banks as of December 31, 2010, are as follows:

(In millions of Korean won)	3 Months or Less		3 Months to 6 Months		6 Months to 1 Year		1 year to 3 Years		More than 3 Years		Total

Due from banks in won	(Won)	4,093,283	(Won)	8,700	(Won)	22,300	(Won)	170	(Won)	80,030	(Won)	4,204,483
Due from banks in foreign currencies		501,999		26,265		51,752		—		1,822		581,838
Due from banks in gold		14,835		—		—		—		—		14,835

	(Won)	4,610,117	(Won)	34,965	(Won)	74,052	(Won)	170	(Won)	81,852	(Won)	4,801,156

The maturities of due from banks as of December 31, 2009, were as follows:

(In millions of Korean won)	3 Months or Less		3 Months to 6 Months		6 Months to 1 Year		1 year to 3 Years		More than 3 Years		Total

Due from banks in won	(Won)	6,171,199	(Won)	2,800	(Won)	75,440	(Won)	20,000	(Won)	30,000	(Won)	6,299,439
Due from banks in foreign currencies		629,424		13,319		—		—		1,518		644,261
Due from banks in gold		16,781		—		—		—		—		16,781

	(Won)	6,817,404	(Won)	16,119	(Won)	75,440	(Won)	20,000	(Won)	31,518	(Won)	6,960,481

5. Securities

Securities as of December 31, 2010 and 2009, consist of:

(In millions of Korean won)	2010		2009

Trading securities	(Won)	5,270,110	(Won)	6,763,635
Available-for-sale securities		23,570,234		21,893,966
Held-to-maturity securities		13,908,241		13,215,816
Equity method investments		777,694		662,231

	(Won)	43,526,279	(Won)	42,535,648

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The details of securities, excluding equity method investments, as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010		2009

Trading Securities
Equity securities	(Won)	76,979	(Won)	162,387
Beneficiary certificates		356,784		121,792
Government and public bonds		1,044,324		1,979,776
Bank debentures		2,422,138		3,074,802
Corporate bonds		1,072,565		1,226,223
Asset-backed securities		186,712		150,900
Other securities		110,608		47,755

	(Won)	5,270,110	(Won)	6,763,635

Available-for-sale Securities
Equity securities	(Won)	2,041,343	(Won)	2,013,481
Equity investments		91,900		80,666
Beneficiary certificates		1,547,106		771,526
Government and public bonds		6,909,651		6,768,564
Bank debentures		5,900,844		5,913,474
Corporate bonds		4,727,133		3,916,076
Asset-backed securities		1,965,291		2,206,190
Other securities		386,966		223,989

	(Won)	23,570,234	(Won)	21,893,966

Held-to-maturity Securities
Government and public bonds	(Won)	6,339,677	(Won)	5,753,518
Bank debentures		1,215,449		2,717,461
Corporate bonds		5,960,380		4,502,840
Asset-backed securities		392,735		241,997

	(Won)	13,908,241	(Won)	13,215,816

The fair values of trading and available-for-sale debt securities were determined by applying the average of base prices as of the end of the reporting period, provided by independent pricing services.

The fair values of the non-marketable available-for-sale equity securities, such as Korea Housing Guarantee Co., Ltd. and 52 others, and the restricted available-for-sale marketable equity securities, such as Hyundai Engineering & Construction Co., Ltd. and seven others, were determined by the values provided by independent pricing services which measure fair value using appropriate valuation models based on professional judgment with verifiable inputs. The independent pricing services measure the fair values using more than one valuation models, such as Discounted Cash Flow (DCF) Model, Imputed Market Value (IMV) Model, Discounted Free Cash Flow to Equity (FCFE) Model, Dividend Discount (DD) Model and Risk Adjusted Discounted Cash Flow (RADCF) Model, depending on the characteristics the equity securities.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Non-marketable available-for-sale securities, which are not measured at fair value as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010		2009

Consumer Credit Assistant Fund Co., Ltd.	(Won)	55,059	(Won)	55,059
Korea Asset Management Corp.		15,667		15,667
TStone 2nd Private Equity Fund		9,318		6,610
Alpharos PFV Co., Ltd. (Formerly Eunpyeong New Town PFV Co., Ltd.)		9,060		5,285
Non-performing Asset Management Fund		7,968		17,654
Megaball City		7,620		7,620
G.I.T Co., Ltd.		1,639		1,639
Bichae-Nuri Development		1,333		1,333
CLS Group Holdings A.G		1,275		1,179
Chungjin 23 Project Co., Ltd.		1,000		—
Hankook AMC		1,000		1,000
Gyeonggi-KT GreenGrowth		1,000		1,000
Chase Securities Int’l (London)		916		939
KB Wise Star CR REIT Co. Ltd. No.1		900		—
Future Book		800		2,000
Others		24,119		45,726

	(Won)	138,674	(Won)	162,711

The details of impairment loss and reversal of impairment loss on available-for-sale securities and held-to-maturity securities for the years ended December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010				2009
	Impairment Loss		Reversal of Impairment Loss		Impairment Loss		Reversal of Impairment Loss

Available for sales securities
Equity securities	(Won)	27,683	(Won)	—	(Won)	1,614	(Won)	642
Debt securities		41,320		8,970		42,238		423

		69,003		8,970		43,852		1,065

Held-to-maturity securities
Debt securities		901		4		8,208		—

	(Won)	69,904	(Won)	8,974	(Won)	52,060	(Won)	1,065

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Structured notes relating to stock, interest rate, and credit risk as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010		2009

Structured notes relating to stock
Exchangeable bonds	(Won)	—	(Won)	5,948

		—		5,948

Structured notes relating to interest rate
Dual index FRN		38,000		30,000
Others		—		60,000

		38,000		90,000

Structured notes relating to credit risk
Synthetic CDO		139		529

	(Won)	38,139	(Won)	96,477

Private beneficiary certificates as of December 31, 2010 and 2009, consist of:

(In millions of Korean won)	2010		2009

Stocks	(Won)	12,961	(Won)	37,241
Government and public bonds		46,733		14,318
Financial bonds		98,986		—
Corporate bonds		365,794		34,587
Asset-backed securities		1,820		—
Call loans		11,800		68
Others		275,786		7,176

Total assets		813,880		93,390
Less: total liabilities		51,460		1,431

	(Won)	762,420	(Won)	91,959

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The portfolio of securities, excluding equity method investments, by industry, as of December 31, 2010 and 2009, is as follows:

(In millions of Korean won)	2010			2009
	Amount		Percentage (%)	Amount		Percentage (%)

Trading securities
Government and government-invested public companies	(Won)	1,739,206	33.00	(Won)	2,707,445	40.03
Financial institutions		3,191,442	60.56		3,649,949	53.96
Others		339,462	6.44		406,241	6.01

	(Won)	5,270,110	100.00	(Won)	6,763,635	100.00

Available-for-sale securities
Government and government-invested public companies		8,317,195	35.29	(Won)	8,454,066	38.61
Financial institutions		11,131,658	47.23		10,191,625	46.55
Others		4,121,381	17.48		3,248,275	14.84

	(Won)	23,570,234	100.00	(Won)	21,893,966	100.00

Held-to-maturity securities
Government and government-invested public companies	(Won)	9,380,878	67.45	(Won)	9,518,368	72.02
Financial institutions		3,262,852	23.46		3,228,245	24.43
Others		1,264,511	9.09		469,203	3.55

	(Won)	13,908,241	100.00	(Won)	13,215,816	100.00

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The portfolio of securities, excluding equity method investments, by security type, as of December 31, 2010 and 2009, is as follows:

(In millions of Korean won)	2010			2009
	Amount		Percentage (%)	Amount		Percentage (%)

Trading securities
Stocks	(Won)	76,979	1.46	(Won)	162,387	2.40
Fixed rate bonds		4,327,311	82.11		6,422,978	94.97
Floating rate bonds		508,251	9.65		30,000	0.44
Beneficiary certificates		356,784	6.77		121,792	1.80
Others		785	0.01		26,478	0.39

	(Won)	5,270,110	100.00	(Won)	6,763,635	100.00

Available-for-sale securities
Stocks	(Won)	2,041,343	8.66	(Won)	2,013,481	9.20
Fixed rate bonds		17,078,613	72.46		15,780,574	72.08
Floating rate bonds		2,035,879	8.64		2,721,566	12.43
Subordinated bonds		388,637	1.65		302,588	1.38
Beneficiary certificates		1,547,106	6.56		771,526	3.52
Others		478,656	2.03		304,231	1.39

	(Won)	23,570,234	100.00	(Won)	21,893,966	100.00

Held-to-maturity securities
Fixed rate bonds	(Won)	13,607,761	97.84	(Won)	12,888,563	97.52
Floating rate bonds		435	0.00		67,200	0.51
Subordinated bonds		300,045	2.16		260,053	1.97

	(Won)	13,908,241	100.00	(Won)	13,215,816	100.00

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The portfolio of securities, excluding equity method investments, by country, as of December 31, 2010 and 2009, is as follows:

(In millions of Korean won)	2010			2009
	Amount		Percentage (%)	Amount		Percentage (%)

Trading securities
Korea	(Won)	5,270,110	100.00	(Won)	6,763,635	100.00

Available-for-sale securities
Korea	(Won)	23,334,650	99.00	(Won)	21,664,766	98.95
USA		210,784	0.89		206,066	0.94
UK		21,549	0.09		19,996	0.09
China		1,195	0.01		1,225	0.01
Switzerland		1,275	0.01		1,179	0.01
Others		781	0.00		734	0.00

	(Won)	23,570,234	100.00	(Won)	21,893,966	100.00

Held-to-maturity securities
Korea	(Won)	13,907,806	99.99	(Won)	13,214,454	99.99
USA		435	0.01		1,362	0.01

	(Won)	13,908,241	100.00	(Won)	13,215,816	100.00

The maturities of available-for-sale and held-to-maturity debt securities as of December 31, 2010, are as follows:

(In millions of Korean won)	Due in 1 Year or Less		Due After 1 Year Through 5 Years		Due After 5 Years Through 10 Years		More Than 10 Years		Total

Available-for-sale securities
Fair value	(Won)	7,639,836	(Won)	10,772,896	(Won)	1,254,509	(Won)	1,769,750	(Won)	21,436,991
Held-to-maturity securities
Book value		1,760,352		8,959,551		3,077,259		111,079		13,908,241
Fair value		1,779,894		9,250,770		3,193,211		116,348		14,340,223

The maturities of available-for-sale and held-to-maturity debt securities as of December 31, 2009, were as follows:

(In millions of Korean won)	Due in 1 Year or Less		Due After 1 Year Through 5 Years		Due After 5 Years Through 10 Years		More Than 10 Years		Total

Available-for-sale securities
Fair value	(Won)	7,408,625	(Won)	9,673,759	(Won)	774,604	(Won)	1,942,831	(Won)	19,799,819
Held-to-maturity securities
Book value		3,092,122		7,339,814		2,733,147		50,733		13,215,816
Fair value		3,108,095		7,072,298		2,471,757		40,509		12,692,659

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The valuation of equity method investments for the year ended December 31, 2010, follows:

(In millions of Korean won)	Beginning Balance		Acquisition (Disposal)		Dividends		Foreign Exchange Trading Income (Loss)		Gain (Loss) on Valuation of Equity Method Investments		Other Comprehensive Income (Loss)		Impairment Loss		Others		Ending Balance

Domestic stocks
KLB Securities Co., Ltd. [1,4]	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Balhae Infrastructure Fund		114,624		5,571		(7,305)		—		7,384		—		—		—		120,274
Korea Credit Bureau Co., Ltd.		2,769		—		—		—		424		—		—		—		3,193
UAMCO., Ltd.		11,992		72,800		—		—		830		—		—		—		85,622
KT Wibro Infrastructure Co., Ltd.		—		100,000		—		—		139		—		—		—		100,139
Nexolon Co., Ltd.		—		20,000		—		—		—		—		—		—		20,000
KB Global Star Game & Apps Special Purpose Acquisition Company		—		1,031		—		—		—		—		—		—		1,031

		129,385		199,402		(7,305)		—		8,777		—		—		—		330,259

Foreign stocks
ILSAN Electronics (Simyang) Public Corporation		—		240		—		—		—		—		—		—		240
JSC Bank CenterCredit [6,7]		472,867		136,565		(3)		(8,721)		(173,372)		1,849		(50,370)		—		378,815
KB Investment & Securities Hong Kong Limited		1,024		1,131		—		—		(1,285)		(1)		—		—		869

		473,891		137,936		(3)		(8,721)		(174,657)		1,848		(50,370)		—		379,924

Equity Investments
KB06-1 Venture Investment Partnership		15,275		—		(270)		—		621		(252)		—		—		15,374
KB08-1 Venture Investment Partnership		31,088		—		—		—		2,236		—		—		—		33,324
Kookmin Investment Partnership No.16 [2]		40		—		—		—		(40)		—		—		—		—
NPS 05-6 KB Venture Fund		2,272		—		—		—		1,595		495		—		—		4,362
NPS 07-5 KB Venture Investment Partnership		5,403		—		—		—		(1,801)		(67)		—		—		3,535
09-5KB Venture Fund		1,798		6,000		—		—		(492)		—		—		—		7,306
KB06-1 Corporate Restructuring Fund [3]		495		—		—		—		(495)		—		—		—		—
NPS 06-5KB Corporate Restructuring Fund		2,574		—		(1,900)		—		302		(100)		—		—		876
KB-Glenwood Private Equity Fund 1 [8]		10		—		—		—		—		—		—		(10)		—
KoFC-KB Pioneer Champ No. 2010-8 Investment Partnership		—		3,000		—		—		(266)		—		—		—		2,734
Burrill-KB Life Sciences Fund		—		372		—		—		(372)		—		—		—		—
Joam Joint Residential Development		—		8		—		—		(8)		—		—		—		—

		58,955		9,380		(2,170)		—		1,280		76		—		(10)		67,511

	(Won)	662,231	(Won)	346,718	(Won)	(9,478)	(Won)	(8,721)	(Won)	(164,600)	(Won)	1,924	(Won)	(50,370)	(Won)	(10)	(Won)	777,694

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The valuation of equity method investments for the year ended December 31, 2009, is as follows:

(In millions of Korean won)	Beginning Balance		Acquisition (Disposal)		Dividends		Foreign Exchange Trading Income (Loss)		Gain (Loss) on Valuation of Equity Method Investments		Other Comprehensive Income (Loss)		Impairment Loss		Others		Ending Balance

Domestic stocks
KLB Securities Co., Ltd. [1,4]	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Jooeun Industrial Co., Ltd. [4,5]		—		—		—		—		—		—		—		—		—
Balhae Infrastructure Fund		108,194		5,670		(6,420)		—		7,180		—		—		—		114,624
Korea Credit Bureau Co., Ltd.		2,710		—		—		—		59		—		—		—		2,769
UAMCO., Ltd.		—		12,250		—		—		(258)		—		—		—		11,992

		110,904		17,920		(6,420)		—		6,981		—		—		—		129,385

Foreign stocks
Kookmin Bank Singapore Ltd. [3]		2,184		(2,184)		—		—		—		—		—		—		—
Kookmin Finance Asia Ltd. (HK) [3]		305		(305)		—		—		—		—		—		—		—
JSC Bank CenterCredit [7]		790,956		—		—		(177,605)		(39,458)		(369)		(100,352)		(305)		472,867
KB Investment & Securities Hong Kong Limited		1,335		1,240		—		—		(1,470)		(81)		—		—		1,024

		794,780		(1,249)		—		(177,605)		(40,928)		(450)		(100,352)		(305)		473,891

Equity Investments
KB06-1 Venture Investment Partnership		14,429		—		—		—		739		107		—		—		15,275
KB08-1 Venture Investment Partnership		7,378		22,500		—		—		1,210		—		—		—		31,088
Kookmin Investment Partnership No.16 [2]		46		(6)		—		—		—		—		—		—		40
Kookmin China Fund No.1 [3]		303		(134)		(216)		—		47		—		—		—		—
KTTC Kookmin Venture Partnership No.1 [3]		1,000		(1,000)		—		—		—		—		—		—		—
KB03-1 Venture Investment Fund [3]		1,315		(747)		—		—		(594)		26		—		—		—
NPS 05-6 KB Venture Fund		4,578		—		—		—		(2,179)		(127)		—		—		2,272
NPS 07-5 KB Venture Investment Partnership		5,079		—		—		—		261		63		—		—		5,403
09-5KB Venture Fund		—		2,000		—		—		(202)		—		—		—		1,798
KB03-1 Corporate Restructuring Fund [3]		4,505		(3,352)		—		—		(1,153)		—		—		—		—

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

(In millions of Korean won)	Beginning Balance		Acquisition (Disposal)		Dividends		Foreign Exchange Trading Income (Loss)		Gain (Loss) on Valuation of Equity Method Investments		Other Comprehensive Income (Loss)		Impairment Loss		Others		Ending Balance

KB06-1 Corporate Restructuring Fund [3]		1,150		—		—		—		(655)		—		—		—		495
NPS 06-5KB Corporate Restructuring Fund		4,827		(2,470)		(879)		—		976		120		—		—		2,574
KB-Glenwood Private Equity Fund 1		—		10		—		—		—		—		—		—		10

		44,610		16,801		(1,095)		—		(1,550)		189		—		—		58,955

	(Won)	950,294	(Won)	33,472	(Won)	(7,515)	(Won)	(177,605)	(Won)	(35,497)	(Won)	(261)	(Won)	(100,352)	(Won)	(305)	(Won)	662,231

[1]	In the process of filing for bankruptcy as of December 31, 2010 and 2009.
[2]	Under liquidation as of December 31, 2010 and 2009.
[3]	Liquidation process was completed during the year ended December 31, 2010 and 2009.
[4]	The equity method is no longer applied to KLB Securities Co., Ltd. and Jooeun Industrial Co., Ltd. due to their below zero book values resulting from their accumulated deficit.
[5]	The filing for bankruptcy was completed as of December 31, 2010.
[6]

Kookmin Bank acquired the convertible preferred stock of JSC Bank CenterCredit, amounting to (Won) 86,900 million, through its participation in the capital increase of JSC Bank CenterCredit. The common shares amounting to (Won) 49,665 million were acquired from existing shareholders.

[7]

Kookmin Bank applied the equity method of accounting based on the 41.93% interest in JSC Bank CenterCredit by treating the convertible preferred shares and common shares of JSC Bank CenterCredit as if they are of the same kind. The difference between the initial cost of the investment and the proportionate ownership in the net book value of the investment is amortized over five years using the straight-line method. The excess of initial cost over the proportionate ownership in net book value of the investments, amounting to (Won) 58,603 million, is amortized and charged to earnings for the year ended December 31, 2010, while the impairment loss of (Won) 50,370 million is also charged to current earnings during the same period. The remaining difference after amortization and impairment loss, amounting (Won) 113,606 million, is accounted for as equity method investments as of December 31, 2010. In the meantime, the excess of the proportionate ownership in the net book value of the investments over the initial cost, amounting to (Won) 8,932 million, is also recognized due to the additional purchase of equity method investments for JSC Bank CenterCredit. However, the remaining difference, net of reversal of (Won) 7,625 million, representing the proportion of disposal and amortization of non-monetary assets owned by JSC Bank CenterCredit as of December 31, 2009, the deemed acquisition date, is (Won) 1,307 million as of December 31, 2010. The proportionate ownership in the difference between the net fair value and net book value of JSC Bank CenterCredit amounts to (Won) 25,777 million as of December 31, 2010. In addition, gain on fair value hedge amounting to (Won) 4,509 million is included in foreign exchange trading expenses.

[8]	Included as consolidated subsidiaries as of December 31, 2010.

Except for Korea Credit Bureau Co., Ltd., KB06-1 Venture Investment Partnership, and others, audited or reviewed financial statements of equity method investees were used for the valuation of equity method investments as of December 31, 2010. The Consolidated Company performed analytical reviews, such as fluctuation analysis, to assess the reliability of those financial statements. In addition, the financial statements of JSC Bank CenterCredit, which were prepared in accordance with the generally accepted accounting principles of Kazakhstan, were adjusted under the equity method in conformity with the Korean generally accepted accounting principles. The adjustments resulted in a (Won) 33,193 million decrease in the Consolidated Company’s net assets.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Securities provided as collateral as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010				2009
	Book Value		Collateral Amount		Book Value		Collateral Amount		Provided for

Korea Securities Depository & others	(Won)	3,142,376	(Won)	3,142,000	(Won)	4,328,908	(Won)	4,341,031	Bonds sold under repurchase agreements
Bank of Korea		1,100,351		1,120,000		1,385,931		1,420,000	Borrowings
Bank of Korea		597,303		604,800		575,164		586,800	Settlement risk
Samsung Futures & others		821,013		822,786		990,921		954,716	Derivative settlement
Korea Securities Depository & others		139,810		145,000		131,743		140,000	Securities lending and borrowing transactions
Others		2,128,197		1,993,128		2,120,648		2,085,023	Others

	(Won)	7,929,050	(Won)	7,827,714	(Won)	9,533,315	(Won)	9,527,570

Loaned securities as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010		2009		Provided to

Government and public bonds	(Won)	880,448	(Won)	239,362	Korea Securities Finance Corp. and others
Stocks		2,448		30,285	Korea Securities Depository

	(Won)	882,896	(Won)	269,647

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

6. Loans Receivable

Loans receivable as of December 31, 2010 and 2009, consist of:

(In millions of Korean won)	2010		2009

Call loans	(Won)	908,518	(Won)	446,589
Domestic import usance bill		2,619,295		2,354,936
Credit card receivables		12,416,234		11,382,545
Bills bought in foreign currencies		2,219,110		2,059,807
Bills bought in won		21,731		19,179
Bonds purchased under resale agreements		1,930,700		1,590,000
Loans		178,117,149		177,562,979
Factoring receivables		—		18
Advances for customers		184,903		44,581
Privately placed bonds		2,201,171		3,308,717

		200,618,811		198,769,351
Add: Deferred loan origination fees and costs		208,405		160,688
Less: Allowance for possible loan losses (Notes 7 and 8)		(4,282,215)		(3,532,146)

	(Won)	196,545,001	(Won)	195,397,893

Loans receivable as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)		2010		2009

Loans in Won
Commercial	Working capital loans
	General purpose loans	(Won)	40,118,932	(Won)	40,704,835
	Notes discounted		501,816		604,481
	Overdraft accounts		302,860		283,190
	Trading notes		912,900		957,654
	Others		7,421,062		8,519,544

			49,257,570		51,069,704

	Facilities loans
	General facilities loans		20,708,698		18,428,467
	Others		1,627,460		1,684,730

			22,336,158		20,113,197

			71,593,728		71,182,901

Households	General purpose loans		54,675,330		51,585,539
	Housing loans		42,632,804		45,112,757
	Remunerations on mutual installment savings		23,794		28,900
	Others		549,170		471,568

			97,881,098		97,198,764

Public sector	Public operation loans		2,548,970		2,872,236
	Public facilities loans		69,759		161,439

			2,618,729		3,033,675

Other	Property formation loans		300		382
	Others		471,655		347,676

			471,955		348,058

			172,565,510		171,763,398

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Loans in Foreign Currencies
Domestic funding loans		4,417,031		4,511,760
Off-shore funding loans		926,510		1,113,816
Inter-bank loans		208,098		108,150
Government funding loans		—		65,855

		5,551,639		5,799,581

	(Won)	178,117,149	(Won)	177,562,979

Loans, classified by borrower type, as of December 31, 2010, are as follows:

(In millions of Korean won)	Loans in Won	Loans in Foreign Currencies	Total	Percentage (%)

Large corporations	9,443,922	2,323,846	11,767,768	6.60
Small and medium-sized corporations	62,111,388	3,095,747	65,207,135	36.61
Households	98,301,890	67,195	98,369,085	55.23
Others	2,708,310	64,851	2,773,161	1.56

	172,565,510	5,551,639	178,117,149	100.00

Loans, classified by borrower type, as of December 31, 2009, were as follows:

(In millions of Korean won)	Loans in Won		Loans in Foreign Currencies		Total		Percentage (%)

Large corporations	(Won)	8,586,104	(Won)	2,785,242	(Won)	11,371,346	6.41
Small and medium-sized corporations		62,475,041		2,804,551		65,279,592	36.76
Households		97,496,582		51,840		97,548,422	54.94
Others		3,205,671		157,948		3,363,619	1.89

	(Won)	171,763,398	(Won)	5,799,581	(Won)	177,562,979	100.00

Loans receivable, classified by borrower’s country or region, as of December 31, 2010, are as follows:

(In millions of Korean won)	Loans Receivable in Won		Loans Receivable in Foreign Currencies		Others		Total		Percentage (%)

Korea	(Won)	172,565,510	(Won)	4,528,034	(Won)	22,312,528	(Won)	199,406,072	99.40
Southeast Asia		—		85,557		56,954		142,511	0.07
China		—		11,376		79,936		91,312	0.04
Japan		—		840,062		53		840,115	0.42
Central and South America		—		1,453		384		1,837	0.00
USA		—		—		902		902	0.00
Others		—		85,157		50,905		136,062	0.07

	(Won)	172,565,510	(Won)	5,551,639	(Won)	22,501,662	(Won)	200,618,811	100.00

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Loans receivable, classified by borrower’s country or region, as of December 31, 2009, were as follows:

(In millions of Korean won)	Loans Receivable in Won		Loans Receivable in Foreign Currencies		Others		Total		Percentage (%)

Korea	(Won)	171,763,398	(Won)	5,000,510	(Won)	21,020,204	(Won)	197,784,112	99.50
Southeast Asia		—		9,530		57		9,587	0.00
China		—		23,111		—		23,111	0.01
Japan		—		611,978		90		612,068	0.31
Central and South America		—		27,890		1		27,891	0.02
USA		—		—		785		785	0.00
Others		—		126,562		185,235		311,797	0.16

	(Won)	171,763,398	(Won)	5,799,581	(Won)	21,206,372	(Won)	198,769,351	100.00

Loans receivable, classified by industry, as of December 31, 2010, are as follows:

(In millions of Korean won)	Loans Receivable in won		Loans Receivable in Foreign Currencies		Others		Total		Percentage (%)

Corporations
Financial institutions	(Won)	1,848,505	(Won)	339,036	(Won)	3,042,167	(Won)	5,229,708	2.61
Manufacturing		22,065,101		2,095,034		4,714,554		28,874,689	14.39
Services		30,400,930		2,257,183		982,238		33,640,351	16.77
Others		19,667,784		783,327		2,768,350		23,219,461	11.57
Households		98,301,890		67,195		10,938,665		109,307,750	54.49
Public sector		281,300		9,864		55,688		346,852	0.17

	(Won)	172,565,510	(Won)	5,551,639	(Won)	22,501,662	(Won)	200,618,811	100.00

Loans receivable, classified by industry, as of December 31, 2009, were as follows:

(In millions of Korean won)	Loans Receivable in Won		Loans Receivable in Foreign Currencies		Others		Total		Percentage (%)

Corporations
Financial institutions	(Won)	1,486,311	(Won)	224,736	(Won)	2,327,105	(Won)	4,038,152	2.03
Manufacturing		20,840,868		2,427,616		4,530,029		27,798,513	13.99
Services		31,805,366		2,326,980		1,327,266		35,459,612	17.84
Others		19,892,814		761,544		3,024,306		23,678,664	11.91
Households		97,496,582		51,840		9,975,008		107,523,430	54.09
Public sector		241,457		6,865		22,658		270,980	0.14

	(Won)	171,763,398	(Won)	5,799,581	(Won)	21,206,372	(Won)	198,769,351	100.00

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Loans to financial institutions as of December 31, 2010, are as follows:

(In millions of Korean won)	Bank		Other financial institutions		Total

Loans in won	(Won)	—	(Won)	1,848,505	(Won)	1,848,505
Loans in foreign currencies		208,098		130,938		339,036
Others		2,904,718		137,449		3,042,167

	(Won)	3,112,816	(Won)	2,116,892	(Won)	5,229,708

Loans to financial institutions as of December 31, 2009, were as follows:

(In millions of Korean won)	Bank		Other financial institutions		Total

Loans in won	(Won)	—	(Won)	1,486,311	(Won)	1,486,311
Loans in foreign currencies		108,150		116,586		224,736
Others		2,057,741		269,364		2,327,105

	(Won)	2,165,891	(Won)	1,872,261	(Won)	4,038,152

The credit rating on loans receivable as of December 31, 2010, is as follows:

(In millions of Korean won)	Normal		Precautionary		Substandard		Doubtful		Estimated Loss		Total

Call loans	(Won)	908,518	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	908,518
Domestic import usance bill		2,539,059		50,559		19,787		5,088		4,802		2,619,295
Credit card receivables		12,154,175		178,155		3,531		38,876		41,497		12,416,234
Bills bought in foreign currency [1]		2,192,260		47,949		506		82		44		2,240,841
Bond purchased under resale agreements		1,930,700		—		—		—		—		1,930,700
Loans		170,619,637		4,111,646		1,958,685		1,106,883		320,298		178,117,149
Advances for customers		53,255		31,087		3,302		916		96,343		184,903
Privately placed bonds		2,149,565		38,619		10,433		—		2,554		2,201,171

	(Won)	192,547,169	(Won)	4,458,015	(Won)	1,996,244	(Won)	1,151,845	(Won)	465,538	(Won)	200,618,811

[1]	Bills bought in won included.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The credit rating on loans receivable as of December 31, 2009, was as follows:

(In millions of Korean won)	Normal		Precautionary		Substandard		Doubtful		Estimated Loss		Total

Call loans	(Won)	446,589	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	446,589
Domestic import usance bill		2,274,804		56,488		13,572		379		9,693		2,354,936
Credit card receivables		11,146,955		144,398		2,782		42,477		45,933		11,382,545
Bills bought in foreign currency [1]		2,046,649		2,804		28,351		768		414		2,078,986
Bond purchased under resale agreements		1,590,000		—		—		—		—		1,590,000
Loans		172,097,023		3,261,715		1,228,105		625,508		350,628		177,562,979
Factoring receivables		18		—		—		—		—		18
Advances for customers		1,267		31,121		5,782		463		5,948		44,581
Privately placed bonds		3,258,316		31,570		18,529		—		302		3,308,717

	(Won)	192,861,621	(Won)	3,528,096	(Won)	1,297,121	(Won)	669,595	(Won)	412,918	(Won)	198,769,351

[1]	Bills bought in won included.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The maturities of loans receivables as of December 31, 2010, are as follows:

(In millions of Korean won)	Loans Receivable in Won		Loans Receivable in Foreign Currencies		Others		Total

Due in 3 months or less	(Won)	23,950,198	(Won)	902,575	(Won)	15,176,123	(Won)	40,028,896
Due after 3 months through 6 months		25,851,887		1,292,401		2,711,416		29,855,704
Due after 6 months through 1 year		37,564,447		1,479,039		1,994,819		41,038,305
Due after 1 year through 2 years		11,525,528		293,925		1,380,916		13,200,369
Due after 2 years through 3 years		9,022,567		418,421		965,640		10,406,628
Due after 3 years through 4 years		2,764,013		214,920		83,676		3,062,609
Due after 4 years through 5 years		4,419,051		173,530		12,970		4,605,551
Over 5 years		57,467,819		776,828		176,102		58,420,749

	(Won)	172,565,510	(Won)	5,551,639	(Won)	22,501,662	(Won)	200,618,811

The maturities of loans receivables as of December 31, 2009, were as follows:

(in millions of Korean won)	Loans Receivable in Won		Loans Receivable in Foreign Currencies		Others		Total

Due in 3 months or less	(Won)	24,015,864	(Won)	883,738	(Won)	13,664,311	(Won)	38,563,913
Due after 3 months through 6 months		24,019,786		1,011,320		2,044,264		27,075,370
Due after 6 months through 1 year		37,894,257		985,066		1,905,628		40,784,951
Due after 1 year through 2 years		16,864,891		1,243,394		2,427,663		20,535,948
Due after 2 years through 3 years		11,415,298		272,738		657,667		12,345,703
Due after 3 years through 4 years		2,645,172		136,447		240,843		3,022,462
Due after 4 years through 5 years		2,664,892		241,264		36,354		2,942,510
Over 5 years		52,243,238		1,025,614		229,642		53,498,494

	(Won)	171,763,398	(Won)	5,799,581	(Won)	21,206,372	(Won)	198,769,351

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The disposal of loans receivable for the year ended December 31, 2010, is as follows:

(In millions of Korean won)	Loans Receivable		Gain on Disposal of Loans		Loss on Disposal of Loans

Korea Housing Finance Corporation	(Won)	527,775	(Won)	8,090	(Won)	27
KT Capital Corporation		28,390		987		—
K&P Consortium		26,238		2		295
Korea Exchange Bank		23,400		4		—
Consumer Credit Assistant Fund Co., Ltd.		58		—		44
DBAF 1st Securitization Specialty Co., Ltd.		49,823		—		4,680
Woori F&I sixteenth Asset Securitization Specialty Co., Ltd.		58,632		1,045		—
United 1st Securitization Specialty Co., Ltd.		77,394		22,979		6
UNK 1st Securitization Specialty Co., Ltd.		115,107		3,809		—
UHK 1st Securitization Specialty Co., Ltd.		211,704		—		36,978
UPF First Asset Securitization Specialty Co., Ltd.		150,000		—		60,215
Prime NPL 1st Securitization Specialty Co., Ltd.		88,034		—		4,747
Others		316		112		—

	(Won)	1,356,871	(Won)	37,028	(Won)	106,992

The disposal of loans receivable for the year ended December 31, 2009, was as follows:

(In millions of Korean won)	Loans Receivable		Gain on Disposal of Loans		Loss on Disposal of Loans

Korea Housing Finance Corporation	(Won)	2,758,489	(Won)	24,575	(Won)	88
Hanyang Securities Co., Ltd.		676,800		18,776		—
Consumer Credit Assistant Fund Co., Ltd.		1,206,745		42,948		50
Golden Bridge Capital Co., Ltd.		4,480		659		—
KB 13th Securitization Specialty Co. Ltd.		353,199		10,141		—
KB 14th Securitization Specialty Co. Ltd.		243,971		—		34,571
Gyeonggi Mutual Savings Bank		81,512		—		14,301
Hyundai Swiss 4 Savings & Bank Co., Ltd.		50,484		—		3,970
Korea Asset Management Corporation		19,000		—		1,508
Others		20,129		31		2

	(Won)	5,414,809	(Won)	97,130	(Won)	54,490

Kookmin Bank pledged mortgage loans and accounts receivable amounting to (Won) 1,565,649 million and (Won) 1,698,465 million (before deducting the related allowance), respectively, as collaterals for issuing covered bonds.

The changes in deferred loan origination fees and costs for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Beginning		Increase		Decrease		Ending

Deferred loan origination fees and costs	(Won)	160,688	(Won)	92,249	(Won)	44,532	(Won)	208,405

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

7. Restructured Loans

The loans that were restructured through principal reduction, debt-equity swap and interest rate reduction due to workout plans or other similar restructuring programs as of December 31, 2010, are as follows:

(In millions of Korean won)	Amount Before Restructuring		Principal Reduction		Debt-Equity Swap [1]		Interest Rate Reduction		Extension of Maturity

Workout	(Won)	580,154	(Won)	—	(Won)	72,021	(Won)	12,450	(Won)	495,683
Others		532,841		369		—		61,705		470,767

	(Won)	1,112,995	(Won)	369	(Won)	72,021	(Won)	74,155	(Won)	966,450

[1]	Includes loans to be swapped for newly-issued shares whose quantity has not been determined.

The loans that were restructured through principal reduction, debt-equity swap and interest rate reduction due to workout plans or other similar restructuring programs as of December 31, 2009, were as follows:

(In millions of Korean won)	Amount Before Restructuring		Principal Reduction		Debt-Equity Swap [1]		Interest Rate Reduction		Extension of Maturity

Workout	(Won)	1,097,448	(Won)	—	(Won)	25,524	(Won)	58,920	(Won)	1,013,004
Others		29,347		6,888		2,178		—		20,281

	(Won)	1,126,795	(Won)	6,888	(Won)	27,702	(Won)	58,920	(Won)	1,033,285

[1]	Includes loans to be swapped for newly-issued shares whose quantity has not been determined.

Changes in present value discounts of the restructured loans for the year ended December 31, 2010, are as follows:

			Present value discount
(In millions of Korean won)	Remaining Principal		Beginning		Increase		Decrease		Ending

Court mediation	(Won)	—	(Won)	292	(Won)	—	(Won)	292	(Won)	—
Workout		914,083		25,264		85,958		60,393		50,829
Others		23,359		2,846		2,778		3,692		1,932

	(Won)	937,442	(Won)	28,402	(Won)	88,736	(Won)	64,377	(Won)	52,761

Changes in present value discounts of the restructured loans for the year ended December 31, 2009, were as follows:

			Present value discount
(In millions of Korean won)	Remaining Principal		Beginning		Increase		Decrease		Ending

Court mediation	(Won)	2,581	(Won)	491	(Won)	—	(Won)	199	(Won)	292
Workout		597,690		3,870		49,267		27,873		25,264
Others		20,658		1,229		3,827		2,210		2,846

	(Won)	620,929	(Won)	5,590	(Won)	53,094	(Won)	30,282	(Won)	28,402

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

For loans that were restructured through interest rate reduction, the discount rate used to estimate the present value of the future cash flows for fixed rate loans is the effective interest rate at inception, and for floating rate loans, it is the interest rate that was applicable to the borrower at the loan origination date plus the credit spread at the date of the loan restructuring assuming the credit risk of the borrower is still valid at the date of restructuring. The difference between the book value and the present value is adjusted in the related allowances for loan losses.

8. Allowance for Credit Losses

The allowances for loan losses as of December 31, 2010, are as follows:

(In millions of Korean won)	Normal		Precautionary		Substandard		Doubtful		Estimated Loss		Total

Domestic import usance bill
Provision amount	(Won)	21,876	(Won)	7,339	(Won)	4,204	(Won)	3,083	(Won)	4,802	(Won)	41,304
Provision ratio (%)		0.86		14.52		21.25		60.59		100.00		1.58
Credit card receivables
Provision amount		182,309		26,915		706		23,280		41,497		274,707
Provision ratio (%)		1.50		15.11		20.00		59.88		100.00		2.21
Bills bought [1]
Provision amount		18,959		7,817		223		41		44		27,084
Provision ratio (%)		0.86		16.30		44.01		50.00		100.00		1.21
Loans
Provision amount		1,608,849		590,761		596,641		692,077		320,298		3,808,626
Provision ratio (%)		0.94		14.37		30.46		62.52		100.00		2.14
Advances for customers
Provision amount		453		2,282		660		481		96,343		100,219
Provision ratio (%)		0.85		7.34		20.00		52.45		100.00		54.20
Privately placed bonds
Provision amount		18,556		7,028		2,137		—		2,554		30,275
Provision ratio (%)		0.86		18.20		20.48		—		100.00		1.38
Total
Provision amount		1,851,002		642,142		604,571		718,962		465,538		4,282,215
Provision ratio (%)		0.96		14.40		30.29		62.42		100.00		2.13

[1]	Bills bought in won included.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The allowances for loan losses as of December 31, 2009, were as follows:

(In millions of Korean won)	Normal		Precautionary		Substandard		Doubtful		Estimated Loss		Total

Domestic import usance bill
Provision amount	(Won)	19,628	(Won)	8,692	(Won)	2,715	(Won)	208	(Won)	9,693	(Won)	40,936
Provision ratio (%)		0.86		15.39		20.00		54.73		100.00		1.74
Credit card receivables
Provision amount		167,215		21,660		556		25,486		45,933		260,850
Provision ratio (%)		1.50		15.00		20.00		60.00		100.00		2.29
Bills bought [1]
Provision amount		17,687		383		13,804		475		414		32,763
Provision ratio (%)		0.86		13.66		48.69		61.87		100.00		1.57
Loans
Provision amount		1,623,419		453,767		294,968		430,541		350,629		3,153,324
Provision ratio (%)		0.94		13.91		24.02		68.83		100.00		1.78
Advances for customers
Provision amount		11		2,274		1,156		248		5,948		9,637
Provision ratio (%)		0.88		7.31		20.00		53.50		100.00		21.62
Privately placed bonds
Provision amount		28,307		2,210		3,818		—		301		34,636
Provision ratio (%)		0.87		7.00		20.61		—		100.00		1.05
Total
Provision amount		1,856,267		488,986		317,017		456,958		412,918		3,532,146
Provision ratio (%)		0.96		13.86		24.44		68.24		100.00		1.78

[1]	Bills bought in won included

The changes in allowance for losses on loans and other assets for the years ended December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010		2009

Beginning	(Won)	4,012,912	(Won)	3,766,179
Provision for loan losses		2,747,333		2,298,985
Collection of written-off loans		499,397		453,063
Repurchase of loans sold		22,370		7,015
Sales of loans		(82,451)		(129,946)
Written-off loans		(2,326,865)		(2,351,845)
Debt-equity swap		(76,996)		(798)
Exemption of loans		(495)		(2,114)
Changes in exchange rates and others		(19,750)		(27,627)

Ending [1]	(Won)	4,775,455	(Won)	4,012,912

[1]

Includes present value discounts amounting to (Won) 52,761 million and (Won) 28,402 million as of December 31, 2010 and 2009, respectively, and allowance for other assets amounting to (Won) 493,240 million and (Won) 480,766 million, respectively.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The allowances for losses on other assets as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010		2009

Suspense receivables	(Won)	7,702	(Won)	6,608
Uncollected guarantee deposits for rent		2,613		2,696
Settlement costs for financial accidents and others		24,052		30,352
Derivative instruments		376,301		384,476
Accounts receivable and others		82,572		56,634

	(Won)	493,240	(Won)	480,766

The allowance for possible loan losses compared to total loans receivable as of December 31, 2010, 2009 and 2008, are as follows:

(In millions of Korean won)	2010		2009		2008

Loans	(Won)	200,618,811	(Won)	198,769,351	(Won)	202,220,258
Allowance for loan losses		4,282,215		3,532,146		3,477,442
Percentage (%)		2.13		1.78		1.72

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

9. Property and Equipment

Property and equipment as of December 31, 2010 and 2009, consist of:

(In millions of Korean won)	2010		2009

Property and equipment	(Won)	5,339,995	(Won)	5,440,760
Less: Accumulated depreciation		(2,121,135)		(2,084,818)
Accumulated impairment loss		(6,904)		(10,619)

	(Won)	3,211,956	(Won)	3,345,323

Property and equipment as of December 31, 2010, consist of:

(In millions of Korean won)	Acquisition Cost		Accumulated Depreciation		Accumulated Impairment Losses		Book Value

Land [1]	(Won)	2,069,433	(Won)	—	(Won)	1,985	(Won)	2,067,448
Buildings		1,193,797		279,987		4,919		908,891
Leasehold improvements		402,268		353,892		—		48,376
Equipment and vehicles		1,674,378		1,487,256		—		187,122
Construction in-progress		119		—		—		119

	(Won)	5,339,995	(Won)	2,121,135	(Won)	6,904	(Won)	3,211,956

Property and equipment as of December 31, 2009, consisted of:

(In millions of Korean won)	Acquisition Cost		Accumulated Depreciation		Accumulated Impairment Losses		Book Value

Land [1]	(Won)	2,076,974	(Won)	—	(Won)	2,903	(Won)	2,074,071
Buildings		1,173,815		252,736		7,716		913,363
Leasehold improvements		373,686		315,023		—		58,663
Equipment and vehicles		1,815,935		1,517,059		—		298,876
Construction in-progress		350		—		—		350

	(Won)	5,440,760	(Won)	2,084,818	(Won)	10,619	(Won)	3,345,323

[1]	The acquisition cost of land includes the net revaluation gain of (Won) 1,090,252 million and (Won) 1,090,922 million as of December 31, 2010 and 2009, respectively.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The changes in book value of property and equipment for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Beginning		Acquisition		Replacement		Disposal		Depreciation		Impairment [1]		Others		Ending

Land	(Won)	2,074,071	(Won)	—	(Won)	—	(Won)	8,447	(Won)	—	(Won)	288	(Won)	2,112	(Won)	2,067,448
Buildings		913,363		40		25,192		3,316		27,863		(81)		1,394		908,891
Leasehold improvements		58,663		1,116		27,346		10		38,744		—		5		48,376
Equipment and vehicles		298,876		66,653		—		420		175,839		—		(2,148)		187,122
Construction in-progress		350		52,307		(52,538)		—		—		—		—		119

	(Won)	3,345,323	(Won)	120,116	(Won)	—	(Won)	12,193	(Won)	242,446	(Won)	207	(Won)	1,363	(Won)	3,211,956

[1]	Impairment loss on land (Won) 218 million was offset against gain on revaluation.

The changes in book value of property and equipment for the year ended December 31, 2009, were as follows:

(In millions of Korean won)	Beginning		Acquisition		Replacement		Disposal		Depreciation		Impairment [1]		Others		Ending

Land	(Won)	2,087,619	(Won)	233	(Won)	384	(Won)	11,846	(Won)	—	(Won)	2,279	(Won)	(40)	(Won)	2,074,071
Buildings		928,573		715		20,379		6,267		27,174		2,709		(154)		913,363
Leasehold improvements		74,083		981		31,284		434		47,152		—		(99)		58,663
Equipment and vehicles		410,252		134,779		—		600		245,828		1		274		298,876
Construction in-progress		2,022		50,375		(52,047)		—		—		—		—		350

	(Won)	3,502,549	(Won)	187,083	(Won)	—	(Won)	19,147	(Won)	320,154	(Won)	4,989	(Won)	(19)	(Won)	3,345,323

[1]	Impairment loss on land includes valuation loss of (Won) 1,152 million from asset revaluation.

The value, published by the Ministry of Land, Transport and Maritime Affairs or local government, of the land is (Won) 1,450,334 million and (Won)1,457,436 million as of December 31, 2010 and 2009, respectively.

Property and equipment insured as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010		2009		Insurance Company

Buildings	(Won)	874,848	(Won)	730,878	Samsung Fire & Marine Insurance Co., Ltd. and others
Leasehold improvements		175,281		49,377	Samsung Fire & Marine Insurance Co., Ltd. and others
Equipment and vehicles and others		235,908		194,045	Samsung Fire & Marine Insurance Co., Ltd. and others

	(Won)	1,286,037	(Won)	974,300

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Kookmin Bank acquired the main frames and related equipment from IBM Korea, Inc. under a financial lease agreement and recorded them as property and equipment. The property and equipment under financial lease assets and financial lease obligations as of December 31, 2010, are as follows:

Property and equipment under financial lease:

(In millions of Korean won)	2010

Acquisition cost	(Won)	33,045
Accumulated depreciation		22,440

Book value	(Won)	10,605

Depreciation	(Won)	11,864

Financial lease obligations1:

(In millions of Korean won)	Annual Lease Payment		Principal		Interest

2011	(Won)	183	(Won)	145	(Won)	38
2012		154		124		30
2013		210		189		21
2014		277		269		8

	(Won)	824	(Won)	727	(Won)	97

[1]	Financial lease obligations include the amounts of property and equipment, and intangible assets used under financial lease.

As of December 31, 2010, Kookmin Bank plans to obtain additional financial lease amounting to (Won) 63,441 million according to the above financial lease agreement.

As of December 31, 2008, Kookmin Bank revalued its land, the book value of which was recorded at the revalued amount. The revalued amount of land was determined from market-based evidence which was obtained from independent appraisal institutes. As a result of the revaluation, gain on revaluation of (Won) 1,145,969 million was credited to accumulated other comprehensive income, net of tax amounting to (Won) 252,113 million, and loss on revaluation of (Won) 51,723 million was charged to current earnings.

As of December 31, 2010 and 2009, the book value of Kookmin Bank’s land that would have been carried under the cost model, is (Won) 973,148 million and (Won) 980,697 million, respectively.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

10. Other Assets

Other assets as of December 31, 2010 and 2009, consist of:

(In millions of Korean won)	2010		2009

Guarantee deposits paid	(Won)	1,481,616	(Won)	1,498,639
Accounts receivable (Note 20)		3,618,332		3,609,975
Accrued income		1,184,726		1,153,810
Prepaid expenses		196,044		178,506
Deferred income tax assets (Note 23)		17,856		22,671
Derivatives assets (Note 20)		2,592,252		3,367,682
Domestic exchange settlement debits		1,709,096		639,646
Due from trust accounts		281,915		263,918
Intangible assets, net		327,605		318,597
Miscellaneous assets		769,598		547,775

		12,179,040		11,601,219
Less : Allowances for losses (Note 8)		(493,240)		(480,766)

	(Won)	11,685,800	(Won)	11,120,453

Intangible assets as of December 31, 2010 and 2009, consist of:

(In millions of Korean won)	2010						2009
	Acquisition Cost		Accumulated Amortization		Book Value		Acquisition Cost		Accumulated Amortization		Book Value

Goodwill	(Won)	817,424	(Won)	763,888	(Won)	53,536	(Won)	810,971	(Won)	674,215	(Won)	136,756
Others		578,280		304,211		274,069		389,193		207,352		181,841

	(Won)	1,395,704	(Won)	1,068,099	(Won)	327,605	(Won)	1,200,164	(Won)	881,567	(Won)	318,597

The changes in intangible assets for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Beginning		Increase		Decrease		Ending

Goodwill	(Won)	136,756	(Won)	6,454	(Won)	89,674	(Won)	53,536
Other intangible assets		181,841		189,365		97,137		274,069

	(Won)	318,597	(Won)	195,819	(Won)	186,811	(Won)	327,605

The changes in intangible assets for the year ended December 31, 2009, were as follows:

(In millions of Korean won)	Beginning		Increase		Decrease		Ending

Goodwill	(Won)	236,687	(Won)	1,415	(Won)	101,346	(Won)	136,756
Other intangible assets		176,210		78,271		72,640		181,841

	(Won)	412,897	(Won)	79,686	(Won)	173,986	(Won)	318,597

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Kookmin Bank acquired the main frames and related intangible assets from IBM Korea, Inc. under a financial lease agreement and recorded them as other intangible assets.

The other intangible assets under financial lease as of December 31, 2010, are as follows:

(In millions of Korean won)	2010

Acquisition cost	(Won)	13,656
Accumulated amortization		5,879

Book value	(Won)	7,777

Amortization	(Won)	3,414

Details of related financial lease obligations for other intangible assets under financial lease are described in Note 9.

Miscellaneous assets as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010		2009

Supplies	(Won)	20,551	(Won)	24,419
Required court deposits		5,552		3,087
Unsettled foreign currency		25,833		16,586
Suspense receivables		44,494		168,228
Others		673,168		335,455

	(Won)	769,598	(Won)	547,775

11. Deposits

Deposits as of December 31, 2010 and 2009, consist of:

(In millions of Korean won)	2010		2009

Demand deposits	(Won)	59,778,164	(Won)	52,738,778
Time deposits		122,541,791		96,619,849
Negotiable certificates of deposits		2,346,928		23,081,256

	(Won)	184,666,883	(Won)	172,439,883

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Deposits as of December 31, 2010 and 2009, consist of:

(In millions of Korean won)	2010		2009

Demand deposits
Demand deposits in won
Checking deposits	(Won)	113,852	(Won)	586,464
Household checking deposits		460,228		403,602
Temporary deposits		2,862,693		2,855,258
Passbook deposits		19,744,039		17,909,720
Public fund deposits		125,094		158,275
National Treasury deposits		5,869		4,187
General savings deposits		22,716,444		19,993,982
Corporate savings deposits		11,991,631		9,015,528
Nonresident’s deposit in won		59,481		69,082
Nonresident’s ‘free-won’ account		25,709		39,777
Others		182,288		207,016

		58,287,328		51,242,891

Demand deposits in foreign currencies
Checking deposits		83,650		79,459
Passbook deposits		1,379,026		1,364,828
Temporary deposits		1,073		16,466
Others		12,097		18,579

		1,475,846		1,479,332

Gold deposits		14,990		16,555

		59,778,164		52,738,778

Time deposits
Time deposits in won
Time deposits		105,086,915		78,842,862
Installment savings deposit		5,625,204		5,418,023
Property formation savings		367		396
Workers’ savings for housing		2		2
Nonresident’s deposits in won		214,383		263,915
Nonresident’s ‘free-won’ account		119,578		101,002
Long-term savings deposits for workers		2,035		2,304
Long-term housing savings deposits		3,758,140		3,789,455
Long-term savings for households		371		523
Workers’ preferential savings deposits		998		2,535
Mutual installment deposits		1,941,768		1,789,963
Mutual installment for housing		1,485,335		1,900,618
Others		2,933,124		2,845,699

		121,168,220		94,957,297
Loss (Gain) on valuation of fair value hedged item (current period portion)		—		(1,725)
Loss (Gain) on valuation of fair value hedged Item (prior year portion) [1]		—		(9,964)

		121,168,220		94,945,608

Time deposits in foreign currencies
Time deposits		1,373,157		1,668,685
Installment savings deposits		391		480
Others		23		5,076

		1,373,571		1,674,241

		122,541,791		96,619,849

Negotiable certificates of deposits		2,346,928		23,081,256

	(Won)	184,666,883	(Won)	172,439,883

[1]	The Consolidated Company recognized loss on redemption of fair value hedged items of (Won) 11,689 million for the year ended December 31, 2010.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Deposits made by financial institutions as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	Financial Institutions	2010		2009

Demand deposits & time deposits	Banks	(Won)	10,802,368	(Won)	5,294,382
	Others		21,705,621		16,086,571

			32,507,989		21,380,953

Negotiable certificates of deposit	Banks		19,010		852,910
	Others		811,700		3,466,074

			830,710		4,318,984

		(Won)	33,338,699	(Won)	25,699,937

The maturities of deposits as of December 31, 2010, are as follows:

(In millions of Korean won)	Due in 3 Months or Less		Due after 3 Months Through 6 Months		Due After 6 Months Through 1 Year		Due After 1 Year Through 3 Years		More Than 3 Years		Total

Demand deposits	(Won)	59,778,164	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	59,778,164
Time deposits		47,386,878		16,391,319		49,157,502		6,109,093		3,496,999		122,541,791
Negotiable certificate of deposits		2,036,253		67,728		242,478		469		—		2,346,928

	(Won)	109,201,295	(Won)	16,459,047	(Won)	49,399,980	(Won)	6,109,562	(Won)	3,496,999	(Won)	184,666,883

The maturities of deposits as of December 31, 2009, were as follows:

(In millions of Korean won)	Due in 3 Months or Less		Due after 3 Months Through 6 Months		Due After 6 Months Through 1 Year		Due After 1 Year Through 3 Years		More Than 3 Years		Total

Demand deposits	(Won)	52,738,778	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	52,738,778
Time deposits		36,812,815		12,355,846		37,407,932		4,803,330		5,239,926		96,619,849
Negotiable certificate of deposits		15,455,997		3,336,047		4,103,361		185,851		—		23,081,256

	(Won)	105,007,590	(Won)	15,691,893	(Won)	41,511,293	(Won)	4,989,181	(Won)	5,239,926	(Won)	172,439,883

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

12. Debts

Debts as of December 31, 2010 and 2009, consist of:

(In millions of Korean won)	2010		2009

Call money	(Won)	605,398	(Won)	1,364,516
Bills sold		75,586		64,839
Bonds sold under repurchase agreements		977,958		2,605,562
Securities sold		1,228,821		1,346,911
Borrowings		10,176,853		10,327,974
Debentures, net of discount of (Won) 41,568 (2009: (Won) 59,117)		29,550,390		38,783,481

	(Won)	42,615,006	(Won)	54,493,283

Call money as of December 31, 2010 and 2009, consists of:

(In millions of Korean won)	Lender	Annual Interest Rates (%)	2010		2009

Call money in won	Samsung Life Insurance Co., Ltd. and others	2.07 ~ 2.58	(Won)	130,500	(Won)	217,100
Call money in foreign currencies	Citibank Korea Inc. and others	0.40 ~ 3.20		474,898		1,147,416

			(Won)	605,398	(Won)	1,364,516

Bills sold, bonds sold under repurchase agreements, and securities sold as of December 31, 2010 and 2009, consist of:

(In millions of Korean won)	Lender	Annual Interest Rates (%)	2010		2009

Bills sold	Teller’s Sales	1.69 ~ 3.85	(Won)	75,586	(Won)	64,839
Bonds sold under repurchase agreements	Individuals, group & corporations	1.50 ~ 4.90		977,958		2,605,562
Securities sold	Korea Securities Depository and others	—		1,228,821		1,346,911

			(Won)	2,282,365	(Won)	4,017,312

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Borrowings as of December 31, 2010 and 2009, consist of:

(In millions of Korean won)	Lender	Annual Interest Rate (%)	2010		2009

Borrowings in won
Borrowings from the Bank of Korea	Bank of Korea	1.25	(Won)	930,653	(Won)	1,343,725
Borrowings from the Korean Government	Ministry of Strategy and Finance and others	0.00 ~ 5.00		676,223		674,272
Borrowings from banking institutions	Industrial Bank of Korea and others	2.72 ~ 7.55		67,520		71,327
Borrowings from National Housing Fund	National Housing Fund	—		—		2,429
Borrowings from non-banking financial institutions	Korea Development Bank	2.00 ~ 3.29		56,252		47,406
Other borrowings	Small & Medium Business Corporation and others	0.00 ~ 7.55		2,288,321		2,012,615

				4,018,969		4,151,774

Borrowings in foreign currencies
Due to banks	Wachovia Bank N.A. and others	0.00 ~ 1.39		347,205		235,046
Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.45 ~ 5.45		2,821,517		3,175,578
Off-shore borrowings in foreign currencies	Sumitomo Mitsui Banking Corp. and others	0.00 ~ 3.36		1,447,651		1,313,154
Other borrowings	ING Bank Singapore and others	—		1,541,511		1,452,422

				6,157,884		6,176,200

			(Won)	10,176,853	(Won)	10,327,974

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Debentures as of December 31, 2010 and 2009, consist of:

(In millions of Korean won)	Annual Interest Rate (%)	2010		2009

Debentures in won
Hybrid debentures	6.46 ~ 8.50	(Won)	1,100,000	(Won)	1,100,000
Structured debentures	4.29 ~ 12.00		3,684,341		3,903,238
Subordinated fixed rate debentures in won	4.38 ~ 7.70		7,323,268		7,972,273
Fixed rate debentures	2.73 ~ 7.95		13,143,628		21,472,646
Floating rate debentures	2.85 ~ 3.30		830,000		280,000

			26,081,237		34,728,157
Loss(gain) on valuation of fair value hedged items (current period portion)			57,045		(249,505)
Loss(gain) on valuation of fair value hedged items (prior year portion) [1]			(35,515)		167,195

			26,102,767		34,645,847
Less: Discounts on debentures			(17,261)		(29,519)

			26,085,506		34,616,328

Debentures in foreign currencies
Fixed rates debentures	1.17 ~ 7.25		2,337,759		1,840,344
Floating rates debentures	0.49 ~ 5.45		1,263,080		2,462,677

			3,600,839		4,303,021
Loss(gain) on valuation of fair value hedged items (current period portion)			(27,816)		(107,189)
Loss(gain) on valuation of fair value hedged items (prior year portion) [2]			(83,832)		919

			3,489,191		4,196,751
Less: Discounts on debentures			(24,307)		(29,598)

			3,464,884		4,167,153

		(Won)	29,550,390	(Won)	38,783,481

[1]

The Consolidated Company amortized (Won) 36 million as interest expense due to the discontinuance of interest rate hedge accounting for the year ended December 31, 2010. In addition, the Consolidated Company recognized a loss of (Won) 46,759 million as a result of the redemption of fair value hedged items for the year ended December 31, 2010.

[2]

Due to the discontinuance of hedge accounting, the Consolidated Company recognized (Won) 2,622 million as loss on foreign currency translation and amortized (Won) 20,202 million as interest expense for the year ended December 31, 2010. In addition, the Consolidated Company recognized a gain of (Won) 386 million on the redemption of fair value hedged items for the year ended December 31, 2010.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Hybrid debentures and subordinated debentures as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	Issued Date	Expiration Date	Annual Interest Rate (%)	2010		2009

Subordinated fixed rate debentures in won	00.03.27 ~ 04.12.27	05.03.27 ~ 10.11.28	—	(Won)	35,674	(Won)	1,184,679
	02.09.27	13.03.27	6.66 ~ 6.70		92,637		92,637
	02.11.27	13.05.27	6.51 ~ 6.55		100,256		100,256
	02.12.27	13.06.27 ~ 14.12.27	6.55 ~ 6.65		80,370		80,370
	03.10.27	11.01.27 ~ 14.01.27	5.33 ~ 5.60		92,490		92,490
	04.02.27	11.08.27 ~ 14.08.27	5.84 ~ 6.16		63,202		63,202
	04.09.30	18.12.30	5.12		57,784		57,784
	06.03.31	12.01.31	5.67 ~ 5.70		1,900,855		1,900,855
	08.08.13	14.02.13 ~ 16.02.13	7.38 ~ 7.51		500,000		500,000
	08.09.25	14.03.25	7.45		23,747		23,747
	08.09.26	14.03.26	7.45		182,215		182,215
	08.09.29	14.03.29	7.45		221,186		221,186
	08.10.20	14.04.20	7.45		43,787		43,787
	08.10.21	14.04.21	7.45		17,923		17,923
	08.10.22	14.04.22	7.45		10,784		10,784
	08.10.23	14.04.23	7.45		358		358
	08.11.10	14.05.10	7.70		111,317		111,317
	08.11.11	14.05.11	7.70		185,376		185,376
	08.11.12	14.05.12	7.70		211,978		211,978
	08.11.13	14.05.13	7.70		229,730		229,730
	08.11.18	14.05.18	7.70		191,839		191,839
	08.11.19	14.05.19	7.70		102,784		102,784
	08.11.20	14.05.20	7.70		177,383		177,383
	08.11.21	14.05.21	7.70		167,721		167,721
	08.11.24	14.05.24	7.70		83,939		83,939
	08.11.25	14.05.25	7.70		37,933		37,933
	08.12.22	14.06.22	7.30		287,769		287,769
	08.12.23	14.03.23 ~ 14.06.23	7.30 ~ 7.70		381,212		381,212
	08.12.24	14.06.24	7.30		104,079		104,079
	08.12.26	14.06.26	7.30		73,100		73,100
	08.12.29	14.03.29 ~ 14.06.29	7.30 ~ 7.70		53,840		53,840
	09.04.14	14.10.14	5.70		293,923		293,923
	09.04.15	14.10.15	5.70		144,481		144,481
	09.04.16	14.10.16	5.70		118,241		118,241
	09.04.17	14.10.17	5.70		126,369		126,369
	09.04.20	14.10.20	5.70		77,155		77,155
	09.04.21	14.10.21	5.70		113,470		113,470
	09.04.22	14.10.22	5.70		64,559		64,559
	09.04.23	14.10.23	5.70		61,802		61,802
	10.10.25	16.07.25	4.38		500,000		—

					7,323,268		7,972,273

Hybrid debentures	08.12.30	38.12.30	8.50		100,000		100,000
	09.03.31	39.03.31	6.46		1,000,000		1,000,000

					1,100,000		1,100,000

				(Won)	8,423,268	(Won)	9,072,273

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Call money and borrowings from financial institutions as of December 31, 2010, are as follows:

(In millions of Korean won)	Bank of Korea		Other Banks		Others		Total

Call money	(Won)	—	(Won)	442,985	(Won)	162,413	(Won)	605,398
Borrowings		930,653		6,113,051		369,534		7,413,238

	(Won)	930,653	(Won)	6,556,036	(Won)	531,947	(Won)	8,018,636

Call money and borrowings from financial institutions as of December 31, 2009, were as follows:

(In millions of Korean won)	Bank of Korea		Other Banks		Others		Total

Call money	(Won)	—	(Won)	1,224,416	(Won)	140,100	(Won)	1,364,516
Borrowings		1,343,725		6,244,465		182,420		7,770,610

	(Won)	1,343,725	(Won)	7,468,881	(Won)	322,520	(Won)	9,135,126

The maturities of debts as of December 31, 2010, are as follows:

(In millions of Korean won)	Due in 3 Months or Less		Due after 3 Months through 6 Months		Due after 6 Months through 1 Year		Due after 1 Year through 3 Years		Over 3 Years		Total

Call money	(Won)	605,398	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	605,398
Bills sold		58,706		16,199		681		—		—		75,586
Bonds sold under repurchase agreements		886,402		69,556		22,000		—		—		977,958
Securities sold		—		—		1,228,821		—		—		1,228,821
Borrowings		3,823,298		1,376,330		2,214,677		1,587,252		1,175,296		10,176,853
Debentures		2,337,641		2,024,909		6,633,943		8,038,554		10,556,911		29,591,958

	(Won)	7,711,445	(Won)	3,486,994	(Won)	10,100,122	(Won)	9,625,806	(Won)	11,732,207	(Won)	42,656,574

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The maturities of debts as of December 31, 2009, were as follows:

(In millions of Korean won)	Due in 3 Months or Less		Due after 3 Months through 6 Months		Due after 6 Months through 1 Year		Due after 1 Year through 3 Years		Over 3 Years		Total

Call money	(Won)	1,341,225	(Won)	23,291	(Won)	—	(Won)	—	(Won)	—	(Won)	1,364,516
Bills sold		60,404		4,268		167		—		—		64,839
Bonds sold under repurchase agreements		1,677,882		582,347		345,333		—		—		2,605,562
Securities sold		3,161		127,100		1,216,650		—		—		1,346,911
Borrowings		4,150,475		1,523,816		1,384,064		1,990,076		1,279,543		10,327,974
Debentures		2,445,429		4,247,086		8,550,296		12,210,997		11,388,790		38,842,598

	(Won)	9,678,576	(Won)	6,507,908	(Won)	11,496,510	(Won)	14,201,073	(Won)	12,668,333	(Won)	54,552,400

13. Other Liabilities

Other liabilities as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010		2009

Accounts payable (Notes 9 and 20)	(Won)	2,091,135	(Won)	3,080,984
Accrued expense (Note 19)		3,889,327		4,134,960
Unearned revenue		99,448		137,859
Deferred income tax liabilities (Note 23)		147,294		261,655
Withholding taxes		101,053		97,850
Deposits for letter of guarantees and others		143,969		142,847
Accounts for agency businesses		271,568		220,680
Domestic exchange settlement credits		189,041		391,571
Foreign exchanges settlement credits (Note 21)		84,283		68,430
Liabilities incurred from agency relationship		381,896		344,668
Derivative liabilities (Note 20)		2,217,234		3,129,533
Borrowings from trust accounts		1,697,171		1,377,837
Accrued severance benefits, net (Note 14)		137,460		174,929
Allowance for acceptances and guarantees losses (Note 15)		232,926		139,429
Other allowances (Notes 16 and 20)		933,649		782,550
Insurance reserve		2,852,549		2,044,355
Miscellaneous liabilities		815,723		593,821

	(Won)	16,285,726	(Won)	17,123,958

Miscellaneous liabilities as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010		2009

Suspense payable	(Won)	224,416	(Won)	71,725
Borrowings for others’ business		3,011		46,809
Prepaid card and debit card liabilities		18,263		17,580
Security subscription deposits		37,497		20,367
Income tax payable		29,627		99,753
Others		502,909		337,587

	(Won)	815,723	(Won)	593,821

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

14. Accrued Severance Benefits

The changes in accrued severance benefits for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Beginning		Provision		Payment		Other Changes [1]		Ending

Accrued severance benefits	(Won)	591,996	(Won)	169,422	(Won)	263,150	(Won)	5,744	(Won)	504,012
Pension plan assets		(9,573)		(118,174)		(34,728)		(272,370)		(365,389)
Severance insurance deposits		(407,444)		(5,062)		(143,199)		268,170		(1,137)
Deposits to the National Pension Fund		(50)		—		(24)		—		(26)

	(Won)	174,929	(Won)	46,186	(Won)	85,199	(Won)	1,544	(Won)	137,460

[1]	Other changes consist of replacement of severance insurance deposits to pension plan assets and loss (gain) from foreign currency translation of the Tokyo branch and overseas subsidiaries.

The changes in accrued severance benefits for the year ended December 31, 2009, were as follows:

(In millions of Korean won)	Beginning		Provision		Payment		Other Changes [1]		Ending

Accrued severance benefits	(Won)	848,459	(Won)	165,204	(Won)	421,404	(Won)	(263)	(Won)	591,996
Pension plan assets		(7,975)		(2,927)		(1,237)		92		(9,573)
Severance insurance deposits		(561,177)		(157,559)		(311,161)		131		(407,444)
Deposits to the National Pension Fund		(55)		—		(5)		—		(50)

	(Won)	279,252	(Won)	4,718	(Won)	109,001	(Won)	(40)	(Won)	174,929

[1]	Other changes consist of loss (gain) from foreign currency translation of accrued severance benefits of the Tokyo branch and overseas subsidiaries.

As of December 31, 2010, none of the retired employees has elected to receive the retirement pension benefits. Therefore, the Consolidated Company is not subjected to any retirement pension liability, and accordingly, no pension benefit is expected to be paid within a year. As of December 31, 2010, retirement pension assets consist of time deposits and guaranteed interest contracts. Pre-existing retirement insurance policies are with Korea Life Insurance Co., Ltd. and others. In addition, for the years ended December 31, 2010 and 2009, the provision on severance benefits for employees and directors under the defined contribution pension plan amounts to (Won) 2,906 million and (Won) 2,212 million, respectively.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

15. Acceptances and Guarantees, and Allowances for Losses

Acceptances and guarantees as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010		2009

Confirmed acceptances and guarantees in won
Payment guarantee for issuance of debentures	(Won)	397	(Won)	890
Payment guarantee for loans		69,901		82,373
Others		2,049,689		2,022,326

		2,119,987		2,105,589

Confirmed acceptances and guarantees in foreign currencies
Acceptances on letters of credit		294,191		395,410
Acceptances for letters of guarantee for importers		65,966		71,322
Guarantees for performance of contracts		647,318		530,366
Guarantees for bids		64,461		47,406
Guarantees for borrowings		239,708		216,424
Guarantees for repayment of advances		2,945,179		3,844,148
Others		965,151		1,125,974

		5,221,974		6,231,050

		7,341,961		8,336,639

Unconfirmed acceptances and guarantees
Letters of credit		4,362,985		5,181,392
Others		2,089,411		2,678,712

		6,452,396		7,860,104

Bills endorsed		7,869		23,902

	(Won)	13,802,226	(Won)	16,220,645

Acceptances and guarantees, by customer, as of December 31, 2010, are as follows:

(In millions of Korean won)	Confirmed		Unconfirmed		Bills Endorsed		Total		Percentage (%)

Large corporations	(Won)	5,418,811	(Won)	5,115,036	(Won)	2,512	(Won)	10,536,359	76.34
Small and medium corporations		1,922,998		1,337,360		5,357		3,265,715	23.66
Public sector and others		152		—		—		152	0.00

	(Won)	7,341,961	(Won)	6,452,396	(Won)	7,869	(Won)	13,802,226	100.00

Acceptances and guarantees, by customer, as of December 31, 2009, were as follows:

(In millions of Korean won)	Confirmed		Unconfirmed		Bills Endorsed		Total		Percentage (%)

Large corporations	(Won)	6,250,557	(Won)	6,460,340	(Won)	19,276	(Won)	12,730,173	78.48
Small and medium corporations		2,072,881		1,366,651		4,605		3,444,137	21.23
Public sector and others		13,201		33,113		21		46,335	0.29

	(Won)	8,336,639	(Won)	7,860,104	(Won)	23,902	(Won)	16,220,645	100.00

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Acceptances and guarantees, by industry, as of December 31, 2010, are as follows:

(In millions of Korean won)	Confirmed		Unconfirmed		Bills Endorsed		Total		Percentage (%)

Public sector	(Won)	38,641	(Won)	2,207,654	(Won)	—	(Won)	2,246,295	16.27
Finance		742,805		2,067		—		744,872	5.40
Service		301,610		28,456		—		330,066	2.39
Manufacturing		4,489,622		3,272,115		3,319		7,765,056	56.26
Others		1,769,283		942,104		4,550		2,715,937	19.68

	(Won)	7,341,961	(Won)	6,452,396	(Won)	7,869	(Won)	13,802,226	100.00

Acceptances and guarantees, by industry, as of December 31, 2009, were as follows:

(In millions of Korean won)	Confirmed		Unconfirmed		Bills Endorsed		Total		Percentage (%)

Public sector	(Won)	363	(Won)	2,948,404	(Won)	—	(Won)	2,948,767	18.18
Finance		926,299		72,819		—		999,118	6.16
Service		336,953		37,644		—		374,597	2.31
Manufacturing		5,370,410		3,853,683		15,398		9,239,491	56.96
Others		1,702,614		947,554		8,504		2,658,672	16.39

	(Won)	8,336,639	(Won)	7,860,104	(Won)	23,902	(Won)	16,220,645	100.00

Acceptances and guarantees, by country, as of December 31, 2010, are as follows:

(In millions of Korean won)	Confirmed		Unconfirmed		Bills Endorsed		Total		Percentage (%)

Korea	(Won)	6,764,372	(Won)	6,451,726	(Won)	7,869	(Won)	13,223,967	95.81
Others		577,589		670		—		578,259	4.19

	(Won)	7,341,961	(Won)	6,452,396	(Won)	7,869	(Won)	13,802,226	100.00

Acceptances and guarantees, by country, as of December 31, 2009, were as follows:

(In millions of Korean won)	Confirmed		Unconfirmed		Bills Endorsed		Total		Percentage (%)

Korea	(Won)	7,637,022	(Won)	7,852,931	(Won)	23,902	(Won)	15,513,855	95.64
Others		699,617		7,173		—		706,790	4.36

	(Won)	8,336,639	(Won)	7,860,104	(Won)	23,902	(Won)	16,220,645	100.00

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Allowances for losses on acceptances and guarantees as of December 31, 2010, are as follows:

(In millions of Korean won)	Normal		Pre- cautionary		Sub- standard		Doubtful		Estimated Loss		Total

Confirmed acceptances and guarantees in won
Guarantees	(Won)	2,063,931	(Won)	10,360	(Won)	27,268	(Won)	1,902	(Won)	16,526	(Won)	2,119,987
Allowance for possible losses		13,148		627		4,685		929		16,426		35,815

Ratio (%)		0.64		6.05		17.18		48.83		99.39		1.69

Confirmed acceptances and guarantees in foreign currencies
Guarantees	(Won)	4,620,438	(Won)	476,376	(Won)	17,211	(Won)	18,004	(Won)	89,945	(Won)	5,221,974
Allowance for possible losses		22,260		40,963		3,302		8,788		89,599		164,912

Ratio (%)		0.48		8.60		19.19		48.82		99.62		3.16

Unconfirmed acceptances and guarantees
Guarantees	(Won)	5,888,385	(Won)	281,073	(Won)	11,538	(Won)	26,591	(Won)	244,809	(Won)	6,452,396
Allowance for possible losses		9,734		21,076		469		125		726		32,130

Ratio (%)		0.17		7.50		4.07		0.47		0.30		0.50

Bills endorsed
Guarantees	(Won)	7,869	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	7,869
Allowance for possible losses		69		—		—		—		—		69

Ratio (%)		0.88		—		—		—		—		0.88

Total
Guarantees	(Won)	12,580,623	(Won)	767,809	(Won)	56,017	(Won)	46,497	(Won)	351,280	(Won)	13,802,226
Allowance for possible losses		45,211		62,666		8,456		9,842		106,751		232,926

Ratio (%)		0.36		8.16		15.09		21.17		30.39		1.69

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Allowances for losses on acceptances and guarantees as of December 31, 2009, were as follows:

(In millions of Korean won)	Normal		Pre- cautionary		Sub- standard		Doubtful		Estimated Loss		Total

Confirmed acceptances and guarantees in won
Guarantees	(Won)	2,087,453	(Won)	16,770	(Won)	798	(Won)	368	(Won)	200	(Won)	2,105,589
Allowance for possible losses		12,821		794		156		225		100		14,096

Ratio (%)		0.61		4.73		19.62		61.01		50.00		0.67

Confirmed acceptances and guarantees in foreign currencies
Guarantees	(Won)	5,735,707	(Won)	415,578	(Won)	70,142	(Won)	28	(Won)	9,595	(Won)	6,231,050
Allowance for possible losses		26,338		29,907		7,085		7		5,481		68,818

Ratio (%)		0.46		7.20		10.10		25.00		57.13		1.10

Unconfirmed acceptances and guarantees
Guarantees	(Won)	7,344,869	(Won)	469,700	(Won)	39,602	(Won)	2	(Won)	5,931	(Won)	7,860,104
Allowance for possible losses		13,210		38,367		3,538		—		1,186		56,301

Ratio (%)		0.18		8.17		8.93		10.05		20.00		0.72

Bills endorsed
Guarantees	(Won)	23,830	(Won)	72	(Won)	—	(Won)	—	(Won)	—	(Won)	23,902
Allowance for possible losses		207		7		—		—		—		214

Ratio (%)		0.87		10.00		—		—		—		0.90

Total
Guarantees	(Won)	15,191,859	(Won)	902,120	(Won)	110,542	(Won)	398	(Won)	15,726	(Won)	16,220,645
Allowance for possible losses		52,576		69,075		10,779		232		6,767		139,429

Ratio (%)		0.35		7.66		9.75		58.20		43.03		0.86

The ratios of allowance for losses on acceptances and guarantees as of December 31, 2010, 2009 and 2008, are as follows:

(in millions of Korean won)	Guarantees and Acceptances and Others		Allowance		Percentage (%)
December 31, 2010	(Won)	13,802,226	(Won)	232,926	1.69
December 31, 2009		16,220,645		139,429	0.86
December 31, 2008		19,055,996		122,462	0.64

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

16. Other Allowances

Other allowances as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010		2009

Mileage rewards	(Won)	111,336	(Won)	114,785
Line of credit to SPCs		565		351
Dormant accounts		9,773		10,155
Unfunded commitment		578,559		544,236
Reserve for default loss		168		1,629
Trust risk		2,787		2,452
Litigations and others		230,461		108,942

	(Won)	933,649	(Won)	782,550

The unfunded commitments for other allowance amount to (Won) 84,463,599 million and (Won) 82,128,587 million as of December 31, 2010 and 2009, respectively.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

17. Shareholders’ Equity

Capital Stock

Details of capital stock as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won, except per share amounts)	2010		2009

Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	(Won)	5,000	(Won)	5,000
Number of issued shares		386,351,693		386,351,693
Capital stock	(Won)	1,931,758	(Won)	1,931,758

Capital Surplus

The changes in capital surplus for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Beginning		Changes		Ending

Paid-in capital in excess of par value	(Won)	12,220,754	(Won)	—	(Won)	12,220,754
Other		4,208,098		—		4,208,098

	(Won)	16,428,852	(Won)	—	(Won)	16,428,852

The changes in capital surplus for the year ended December 31, 2009, were as follows:

(In millions of Korean won)	Beginning		Changes		Ending

Paid-in capital in excess of par value	(Won)	11,265,413	(Won)	955,341	(Won)	12,220,754
Other		4,208,098		—		4,208,098

	(Won)	15,473,511	(Won)	955,341	(Won)	16,428,852

The excess value, which was greater than the capital reserve under the commercial law, of transferred shares of subsidiaries including the treasury shares of Kookmin Bank over the Parent Company’s issued capital stock, was recorded as other capital surplus, a part of paid-in capital in excess of par value.

Capital Adjustments

The changes in capital adjustments for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Beginning		Changes		Ending

Treasury stock purchased [1]	(Won)	(2,476,809)	(Won)	—	(Won)	(2,476,809)
Loss on sale of treasury stock		(420,484)		—		(420,484)
Others		(21,697)		(431)		(22,128)

	(Won)	(2,918,990)	(Won)	(431)	(Won)	(2,919,421)

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The changes in capital adjustments for the year ended December 31, 2009, were as follows:

(In millions of Korean won)	Beginning		Changes		Ending

Treasury stock purchased [1]	(Won)	(2,710,349)	(Won)	233,540	(Won)	(2,476,809)
Loss on sale of treasury stock		(432,335)		11,851		(420,484)
Others		(2,418)		(19,279)		(21,697)

	(Won)	(3,145,102)	(Won)	226,112	(Won)	(2,918,990)

[1]	The treasury stock consisting 43,322,704 common shares, which were issued by the Consolidated Company and have no voting rights under the Article 48 of the Financial Holding Company Act.

Through the stock transfer, Kookmin Bank acquired 73,607,601 shares of the Parent Company’s equity capital, and after disposing of 30,284,897shares by the end of 2009, Kookmin Bank has 43,322,704 shares as of December 31, 2010. Kookmin Bank is planning to dispose of those remaining shares within three years after the acquisition date.

Accumulated Other Comprehensive Income

The changes in accumulated other comprehensive income for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Beginning Balance		Changes		Ending Balance

Gain(loss) on valuation of available-for-sale securities	(Won)	345,986	(Won)	77,941	(Won)	423,927
Gain(loss) on valuation of held-to-maturity securities		(2,614)		523		(2,091)
Gain on valuation of equity method investments		622		(46)		576
Loss on valuation of equity method investments		(2,956)		2,759		(197)
Gain on revaluation of property and equipment		891,241		(520)		890,721

	(Won)	1,232,279	(Won)	80,657	(Won)	1,312,936

The changes in accumulated other comprehensive income for the year ended December 31, 2009, were as follows:

(In millions of Korean won)	Beginning Balance		Changes		Ending Balance

Gain(loss) on valuation of available-for-sale securities	(Won)	193,231	(Won)	152,755	(Won)	345,986
Gain(loss) on valuation of held-to-maturity securities		27		(2,641)		(2,614)
Gain on valuation of equity method investments		9,581		(8,959)		622
Loss on valuation of equity method investments		(9,634)		6,678		(2,956)
Gain(loss) on valuation of derivatives		442		(442)		—
Gain on revaluation of property and equipment		893,856		(2,615)		891,241

	(Won)	1,087,503	(Won)	144,776	(Won)	1,232,279

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Retained Earnings

Legal Reserve

As required by Article 53 of the Financial Holding Company Act, the Parent Company, each time it declares dividends, is required to appropriate, as a legal reserve, an amount equal to a minimum of 10% of annual net income, until such reserve equals its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit.

18. Dividends

The details of the Parent Company’s distribution of dividends for the year ended December 31, 2010 and 2009, are as follows:

(In Korean won)	2010		2009

Number of issued common shares		386,351,693 shares		386,351,693 shares
Number of shares excluded for dividend: common share [1]		43,322,704 shares		43,322,704 shares
Number of shares eligible for dividends: common share		343,028,989 shares		343,028,989 shares
Dividend rate		2.40%		4.60%
Dividend amount	(Won)	41,163,478,680	(Won)	78,896,667,470
Dividend payout ratio (Dividends/Net income)		46.61%		14.62%
Dividend yield ratio (Dividend per share/Market price)		0.20%		0.39%

[1]	The Parent Company’s treasury shares owned by subsidiaries are excluded from dividend distribution.

19. Share-Based Payments

The Consolidated Company granted several share-based payments to employees and executives. When the stock options are exercised, the Consolidated Company has the option to settle either through issuance of new shares or treasury stock, or through payment of cash equivalent to the difference between the market price and the exercise price. In accordance with the resolution of its Board of Directors on August 23, 2005, Kookmin Bank changed the settlement method from issuance of treasury stock to the payment of cash equivalents on the difference between the market price and the exercise price only after the remaining treasury stock is issued. The exercisable shares arising from the establishment of the Parent Company on September 29, 2008, are exchanged with the common stock of the Parent Company. Accordingly, the compensation cost of stock options granted before and after the effective date of SKAS No. 22, Share-based Payments, was measured using the intrinsic value method in accordance with the Interpretations on Financial Accounting Standards 39-35, Accounting for Stock Options, and the fair value method, respectively.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Share-based payment plan, where the number of granted shares is determined by the long-term achievement, for executives and employees of the Consolidated Company as of December 31, 2010, is as follows:

(In number of shares)	Grant Date	Exercise Period (Years)	Granted Shares[1]	Grant Conditions

Stock Options
(Kookmin Bank)
Series 10-1	03.03.21	8	60,000	Service period: 3 years [2]
Series 10-2	03.03.21	8	105,000	Service period: 3 years [3]
Series 11	03.08.27	8	30,000	Service period: 3 years [3]
Series 12	04.02.09	8	60,000	Service period: 1 year [3]
Series 13-1	04.03.23	8	20,000	Service period: 1 year [2]
Series 15-1	05.03.18	8	165,000	Service period: 3 years [2]
Series 15-2	05.03.18	8	690,000	Service period: 3 years [3]
Series 16	05.04.27	8	15,000	Service period: 3 years [3]
Series 17	05.07.22	8	30,000	Service period: 3 years [3]
Series 18	05.08.23	8	15,000	Service period: 3 years [3]
Series 19	06.03.24	8	930,000	Service period: 1, 2, 3 years [4]
Series 20	06.04.28	8	30,000	Service period: 3 years [4]
Series 21	06.10.27	8	20,000	Service period: 2 years [4]
Series 22	07.02.08	8	855,000	Service period: 1, 3 years [4]
Series 23	07.03.23	8	30,000	Service period: 3 years [4]
Series Kookmin Credit Card -1	01.03.22	10	22,146	Service period: 1 year [5]
Series Kookmin Credit Card -2	02.03.29	9	9,990	Service period: 2 years [2,5]

			3,087,136

Stock Grants [6]
(KB Financial Group Inc.)
Series 1	08.09.29	—	29,164	Services fulfillment, Achievements of targets on the basis of market and non-market performance [7]
Series 2	09.03.27	—	3,090	Service fulfillment [8]
Series 3	10.01.01	—	32,256	Services fulfillment, Achievements of targets on the basis of market and non-market performance [9]
Series 4	10.07.13	—	218,944	Services fulfillment, Achievements of targets on the basis of market and non-market performance [10]

			283,454

(Kookmin Bank)
Series 7	08.03.20	—	7,980	Services fulfillment, Achievements of targets on the basis of market and non-market performance [11]
Series 13	08.10.18	—	7,950	Services fulfillment, Achievements of targets on the basis of market and non-market performance [12,13]
Series 14-1	08.12.29	—	6,604	Services fulfillment, Achievements of targets on the basis of market and non-market performance [12]

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Series 14-2	08.12.29	—	74,200	Services fulfillment, Achievements of targets on the basis of market and non-market performance [12]
Series 15	09.03.25	—	5,300	Services fulfillment, Achievements of targets on the basis of market and non-market performance [12]
Series 17	09.10.12	—	5,300	Services fulfillment, Achievements of targets on the basis of market and non-market performance [12]
Series 19	10.01.01	—	44,910	Services fulfillment, Achievements of targets on the basis of market and non-market performance [12]
Series 20-1	10.01.08	—	33,138	Services fulfillment, Achievements of targets on the basis of market and non-market performance [12]
Series 20-2	10.01.08	—	130,884	Services fulfillment, Achievements of targets on the basis of market and non-market performance [12]
Series 21	10.01.15	—	5,078	Services fulfillment, Achievements of targets on the basis of market and non-market performance [12]
Series 23	10.07.29	—	73,650	Services fulfillment, Achievements of targets on the basis of market and non-market performance [14]
Series 24	10.08.03	—	66,912	Services fulfillment, Achievements of targets on the basis of market and non-market performance [12]
Series 25	10.08.12	—	18,472	Services fulfillment, Achievements of targets on the basis of market and non-market performance [14]
Series 26	10.09.11	—	12,248	Services fulfillment, Achievements of targets on the basis of market and non-market performance [12]
Series 27	10.09.20	—	8,092	Services fulfillment, Achievements of targets on the basis of market and non-market performance [12]

			500,718

(Other subsidiaries)
Stock granted in 2010			33,817	Services fulfillment, Achievements of targets on the basis of market and non-market performance [15]

			817,989

			3,905,125

[1]

Granted shares not only represent the number of shares initially granted to employees and executives but also represent the maximum number of shares granted to employees and executives as of December 31, 2010. Certain granted shares of KB Financial Group Inc. and Kookmin Bank will be compensated over three years from the exercise date or after three years from the exercise date.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

[2]

The exercise price is based on the rate of increase in the average stock price index of the banking industry at the end of the reporting period. For the Series Kookmin Credit Card -2, the exercise price is based on the rate of increase in the average stock price index of the banking industry and Korea Composite Stock Price Index (KOSPI) at the end of the reporting period.

[3]	The actual number of exercisable granted shares is determined in accordance with the management performance for the contract period of service.
[4]	The exercise price is based on the rate of increase in the aggregate market value of major competitors at the end of the reporting period.
[5]	Kookmin Bank took over the stock options granted by Kookmin Credit Card Co., Ltd. whose exercise price and number of shares were adjusted in proportion to the merger ratio.
[6]

Stock grants will have the maximum number of granted shares determined on the date of contract and will be exercised in accordance with the achievement of the targeted performance. Meanwhile, the estimated number of granted shares which will be compensated after the contract period of service is 731,316 shares.

[7]

In order to exercise stock grants, service for the remaining contract period need to be performed. Certain portion of granted shares will be compensated based on the fulfillment of service requirement. Other portion of granted shares will be compensated based on the following achievements: 30 % of granted shares will depend on targeted KPI, another 30% of granted shares will depend on targeted financial results of the Company, and the remaining 40% of granted shares will depend on targeted relative TSR.

[8]	Certain portion of granted shares will be compensated based on the fulfillment of service requirement.
[9]

The 30% upon the accomplishment of targeted KPI; another 30% upon the accomplishment of targeted financial results of the Consolidated Company, and the remaining 40% upon the accomplishment of targeted relative TSR are vested. However, certain granted shares will be compensated based on the achievement of targeted KPI (50%) and relative TSR (50%).

[10]

The 37.5% of the shares to be granted will be based on the achievement of the targeted relative TSR, while another 37.5% will be based on the achievement of the targeted relative EPS. The remaining 25% will depend on the targeted qualitative index. A certain portion of granted shares will be compensated according to the following achievements: 30 % of granted shares will depend on targeted KPI, another 30% of granted shares will depend on targeted financial results of the Consolidated Company, and the remaining 40% of granted shares will depend on targeted relative TSR. Other portion of granted shares will be compensated according to the following achievements: 40% of granted shares will depend on relative EPS, 40% of granted shares will depend on relative TSR, and 20% of granted shares will depend on targeted qualitative index.

[11]	The number of shares to be compensated is fixed regardless of performance.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

[12]

The 30% of granted shares are vested when targeted KPI is accomplished; 30% of granted shares vested when targeted financial results of the Kookmin Bank are achieved; and 40% of granted shares vested when targeted relative TSR is met.

[13]	Kookmin Bank canceled the existing contracts and entered into new contracts in 2009. Accordingly, the number of shares to be compensated has changed.
[14]

The number of shares to be compensated is based on the following: 40 % of granted shares have relative TSR, another 40 % of granted shares have relative EPS, and remaining 20 % of granted shares have targeted qualitative index considering such as ROA trend for two years.

[15]

The 30% of granted shares are vested when targeted KPI is accomplished; 30% of granted shares vested when targeted MOU is achieved; and 40% of granted shares vested when targeted relative TSR is met. However, certain granted shares will be compensated based on the achievement of targeted MOU (60%) and relative TSR (40%).

Share-based payment plan (stock grant), where the number of granted shares is determined by the short-term achievement, for executives and employees of the Consolidated Company as of December 31, 2010, is as follows:

(in number of shares)		Grant Date	Estimated Granted Shares [1]	Grant Condition

KB Financial Group Inc.	Year 2010	2010-01-01	14,674	On the basis of service fulfillment period
Kookmin Bank	Year 2010	2010-01-01	104,307	On the basis of service fulfillment period

			118,981

[1]	The number of granted shares will be determined based on the achievements of the targets, and certain granted shares will be compensated over a three-year period.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Changes in the number of granted shares and the weighted average exercise price of shares, except for stock grants for the year ended December 31, 2010, are as follows:

(In Korean won, except share amounts)	Granted Shares				Exercise		Remaining Period to
	Beginning	Exercised	Expired	Ending	Price per Share		Maturity (Years)

Series 8-1	24,942	—	24,942	—	(Won)	—	—
Series 8-2	191,831	5,000	186,831	—		—	—
Series 9	23,899	—	23,899	—		—	—
Series 10-1	40,063	—	—	40,063		47,360	0.22
Series 10-2	67,993	16,690	—	51,303		35,500	0.22
Series 11	5,091	—	—	5,091		40,500	0.65
Series 12	54,250	—	—	54,250		46,100	1.11
Series 13-1	20,000	—	—	20,000		48,650	1.23
Series 14	610,000	—	610,000	—		50,600	1.84
Series 15-1	125,362	—	—	125,362		54,656	2.21
Series 15-2	480,714	—	29,786	450,928		46,800	2.21
Series 16	8,827	—	—	8,827		45,700	2.32
Series 17	29,441	—	—	29,441		49,200	2.56
Series 18	7,212	—	—	7,212		53,000	2.65
Series 19	751,651	—	—	751,651		77,063	3.23
Series 20	25,613	—	—	25,613		81,900	3.33
Series 21	18,987	—	—	18,987		76,600	3.82
Series 22	696,674	—	39,176	657,498		77,100	4.11
Series 23	15,246	—	—	15,246		84,500	4.23
Series Kookmin Credit Card -1	22,146	—	—	22,146		71,538	0.22
Series Kookmin Credit Card -2	9,990	—	—	9,990		129,100	0.24

	3,229,932	21,690	914,634	2,293,608		67,108	2.99

The weighted average stock price per share of the exercised shares for the year ended December 31, 2010, is (Won) 53,878 per share.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Changes in the number of granted shares and the weighted average exercise price of shares, except for stock grants, for the year ended December 31, 2009, were as follows:

(In Korean won, except share amounts)	Granted Shares				Exercise		Remaining Period to
	Beginning	Exercised	Expired	Ending	Price per Share		Maturity (Years)

Series 2	46,494	43,523	2,971	—	(Won)	—	—
Series 7	75,000	75,000	—	—		—	—
Series 8-1	24,942	—	—	24,942		57,100	0.22
Series 8-2	196,831	5,000	—	191,831		57,100	0.22
Series 9	23,899	—	—	23,899		58,800	0.57
Series 10-1	40,063	—	—	40,063		47,360	1.22
Series 10-2	67,993	—	—	67,993		35,500	1.22
Series 11	5,091	—	—	5,091		40,500	1.65
Series 12	54,250	—	—	54,250		46,100	2.11
Series 13-1	20,000	—	—	20,000		48,650	2.23
Series 14	610,000	—	—	610,000		50,600	2.84
Series 15-1	125,362	—	—	125,362		54,656	3.21
Series 15-2	509,044	28,330	—	480,714		46,800	3.21
Series 16	8,827	—	—	8,827		45,700	3.32
Series 17	29,441	—	—	29,441		49,200	3.56
Series 18	7,212	—	—	7,212		53,000	3.65
Series 19	753,695	—	2,044	751,651		77,063	4.23
Series 20	25,613	—	—	25,613		81,900	4.33
Series 21	18,987	—	—	18,987		76,600	4.82
Series 22	766,115	—	69,441	696,674		77,100	5.11
Series 23	15,246	—	—	15,246		84,500	5.23
Series Kookmin Credit Card -1	22,146	—	—	22,146		71,538	1.22
Series Kookmin Credit Card -2	9,990	—	—	9,990		129,100	1.24

	3,456,241	151,853	74,456	3,229,932		63,028	3.49

The weighted average stock price per share of the exercised shares for the year ended December 31, 2009, was (Won) 51,979 per share.

Series 22 and Series 23 are measured at fair value based on the Black-Scholes Model, and the factors used in determining the fair value are as follows:

(In Korean won)	Stock Price per Share		Exercise Price per Share		Expected Stock Price Volatility (%)	Maturity (Years)	Expected Dividend per Share		Risk Free Rate (%)	Fair Value

Series 22-1 (Director)	(Won)	57,500	(Won)	77,100	30.24	1.35	(Won)	973	2.98	(Won)	2,870
Series 22-2 (Employee)		57,500		77,100	49.01	2.28		1,613	3.20		11,512
Series 23		57,500		84,500	30.42	1.47		1,055	3.01		2,163

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The expected weighted average exercise period was separately estimated for directors and employees in order to reflect the possibility of an early exercise. The historical stock price volatility during the respective expected exercise period was applied in the calculation of the expected stock price volatility and estimated based on the cross volatility of the stock price between the Parent Company (Kookmin Bank before October 10, 2008) and its competitors in order to adjust the exercise price in proportion to the change in the market value of the competitors.

Stock grants vested to employees and executives are measured on the basis of fair value using Monte Carlo Simulation Model. Assumptions used under the Monte Carlo Simulation Model are summarized as follows:

(In Korean won)	Expected Exercise Period (Years)	Risk Free Rate (%)	Fair Value (Market Performance Condition)		Fair Value (Non-Market Performance Condition)

Stock grant linked to Long-term performance
(KB Financial Group Inc.)
Series 1-2	1.00	2.89	(Won)	22,764	(Won)	59,606
Series 1-4	0.21	2.89		16,815		59,790
Series 2-3	1.24	2.95		20,807		59,150
Series 3-1	1.00	2.89		21,605		59,606
Series 3-2	1.00	2.91		22,487		59,606
Series 3-3	1.00	2.89		22,488		59,606
Series 4-1	2.53	3.38		22,793		59,139
Series 4-2	2.53	3.14		23,071		59,137
Series 4-3	2.00	3.14		29,939		59,077
Series 4-4	2.00	3.14		29,381		59,077
Series 4-5	2.00	3.14		24,057		59,077

(Kookmin Bank)
Series 7	0.22 ~ 3.22	2.89		—		60,028 ~ 63,606
Series 13	0.80 ~ 4.00	2.89		17,969		60,041 ~ 64,036
Series 14-1	—	2.89		—		57,407
Series 14-2	1.00 ~ 3.00	2.89		59,998		57,407 ~ 63,153
Series 15	0.23	2.89		—		60,026
Series 17	0.78 ~ 4.00	2.89		23,412		59,961 ~ 64,036
Series 19	1.00 ~ 4.00	2.89		19,187		59,988 ~ 64,036
Series 20-1	1.02 ~ 5.00	2.89		19,407		60,061 ~ 64,948
Series 20-2	1.02 ~ 5.00	2.89		19,825		60,371 ~ 64,948
Series 21	1.04 ~ 5.00	2.90		20,856		60,157 ~ 64,948
Series 23	2.53 ~ 5.53	3.38		22,985		59,143 ~ 66,628
Series 24	1.59 ~ 5.00	3.03		35,596		58,725 ~ 64,948
Series 25	2.53 ~ 6.00	3.38		22,816		59,143 ~ 66,628
Series 26	1.70 ~ 5.00	3.06		30,068		58,499 ~ 64,948
Series 27	1.72 ~ 5.00	3.07		28,451		58,815 ~ 64,948

(Other subsidiaries)
Stock granted in 2010	—	3.14~3.38		13,266 ~25,335		57,340 ~ 59,077

Stock grant linked to short-term performance
(KB Financial Group Inc.)
Stock granted in 2010	—	2.89		—		61,010 ~ 63,153
(Kookmin Bank)
Stock granted in 2010	0.59 ~ 3.00	2.89		—		61,010 ~ 63,153

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Meanwhile, the Consolidated Company determined the fair value by using historical stock price volatility with the same period as the exercisable period for expected volatility and the current stock price as of December 31, 2010, for the underlying asset price. Additionally, the average three-year historical dividend rate was used as expected dividend rate.

As of December 31, 2010 and 2009, the accrued expenses representing share-based payments amounted to (Won) 35,611 million and (Won) 31,903 million, respectively, and the intrinsic value of the vested share options amounted to (Won) 8,165 million and (Won) 17,571 million, respectively. The compensation costs amounting to (Won) 7,998 million and (Won) 30,433 million for the year ended December 31, 2010 and 2009, respectively, are recorded as general and administrative expense.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

20. Contingencies and Commitments

(1)	The Consolidated Company holds written-off loans, over which the Consolidated Company still has claims on the borrowers and guarantors, amounting to (Won) 13,081,093 million and (Won) 11,628,397 million as of December 31, 2010 and 2009, respectively.

(2)	As of December 31, 2010 and 2009, the Consolidated Company recorded receivables amounting to (Won) 1,312,271 million and (Won) 2,475,424 million, respectively, and payables amounting to (Won) 1,312,999 million and (Won) 2,475,147 million, respectively, for unsettled foreign currency spot transactions.

(3)	As of December 31, 2010 and 2009, the Consolidated Company has commitments to provide lines of credit of up to (Won) 155,500 million and (Won) 300,243 million, respectively, and to purchase commercial papers of up to (Won) 1,056,400 million and (Won) 1,418,100 million, respectively, with several special purpose companies(“SPC”). As of December 31, 2010 and 2009, under these commitments, the Consolidated Company extended loans amounting to (Won) 338 million and (Won) 2,573 million, respectively, and there is no remaining balance from purchasing commercial paper. The Consolidated Company has credit preservation procedures, such as special agreements for repurchase, trust guarantees, cash and securities reservation and others, in cases when the Consolidated Company becomes obligated to make payments in accordance with these commitments. The expected loss of (Won) 565 million and (Won) 351 million from the commitments is recorded as other allowances as of December 31, 2010 and 2009, respectively. In relation to real estate project financing, the Consolidated Company has provided (Won) 70,000 million as of December 31, 2009, and there are no lines of credit provided by the Consolidated Company as of December 31, 2010. Additionally, the Consolidated Company has committed to purchase commercial papers of up to (Won) 851,400 million and (Won) 1,303,100 million as of December 31, 2010 and 2009, respectively, in relation to real estate project financing.

The unused credit in foreign currencies amounts to (Won) 9,703,411 million and (Won) 9,510,968 million, and the unused credit, excluding the unused line of credit subject to other allowance for possible losses, amounts to (Won) 1,298,824 million and (Won) 1,762,038 million as of December 31, 2010 and 2009, respectively.

(4)	On December 17, 2008, the Consolidated Company agreed to subscribe (Won) 1,050,836 million in private indirect reinvestment trusts for stabilization of bond markets. The Consolidated Company subscribed (Won) 525,418 million during 2008, and the remaining amount to be subscribed is (Won) 525,418 million as of December 31, 2010 .

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

(5)	Lines of credit the Consolidated Company provided by the financial institutions are as follows:

(In millions of Korean won)	Creditor	Debtor	Credit Limit		Current Balance

Half-day call loan	Korea Securities Finance Corp.	KB Investment & Securities Co., Ltd.	(Won)	80,000	(Won)	—

Operating loan	Korea Securities Finance Corp.	KB Investment & Securities Co., Ltd.		150,000		—

Call loan	Korea Securities Finance Corp.	KB Asset Management Co., Ltd.		30,000		—

Discounted commercial papers	Korea Exchange Bank	KB Financial Group Inc.		100,000		—
	Korea Securities Finance Corp.	KB Investment & Securities Co., Ltd.		100,000		—
	Korea Exchange Bank	KB Real Estate Trust Co., Ltd.		15,000		—
	Tong Yang Securities Inc.	KB Real Estate Trust Co., Ltd.		40,000		—
	Meritz Investment Bank	KB Real Estate Trust Co., Ltd.		10,000		—

				265,000		—

Secured loans	SC First Bank	KB Investment & Securities Co., Ltd.		2,000		—
	Citibank Korea	KB Investment & Securities Co., Ltd.		1,000		—
	Nonghyup	KB Investment & Securities Co., Ltd.		1,000		—

				4,000		—

General purpose loans	Hana Bank	KB Financial Group Inc.		50,000		—
		KB Real Estate Trust Co., Ltd.		40,000		26,000
	Woori Bank	KB Financial Group Inc.		130,000		—
		KB Real Estate Trust Co., Ltd.		30,000		5,866
	Nonghyup	KB Real Estate Trust Co., Ltd.		10,000		10,000

				260,000		41,866

Facility restructuring loan	Industrial Bank of Korea	KB Real Estate Trust Co., Ltd.		29,500		26,520

Syndicated loan	Korea Scientists & Engineers Mutual-aid Association and others	Chungkang Co., Ltd.		47,000		47,000

			(Won)	865,500	(Won)	115,386

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

(6)	As of December 31, 2010, Korea Housing Guarantee Co., Ltd., and Seoul Guarantee Insurance Company provided guarantees of (Won) 1,023,073 million and (Won) 47,331million, respectively, to KB Real Estate Trust Co., Ltd. for land trust business. Meanwhile, KB Data Systems Co., Ltd. is responsible for providing the additional service for repair which may occur within one year for certain service contracts. Accordingly, KB Data Systems Co., Ltd. has been provided with the guarantee of (Won) 7,072 million by Seoul Guarantee Insurance Company.

(7)	Kookmin Bank entered into credit card business cooperation agreements with Citibank Korea and Nonghyup. Accordingly, the revenue from credit card business operation is proportionally recognized for each company.

(8)	The face value of the securities sold to general customers through tellers’ sale amounts to (Won) 199,425 million and (Won) 191,151 million as of December 31, 2010 and 2009, respectively.

(9)	The Consolidated Company has filed 125 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of (Won) 763,919 million and faces 274 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of (Won) 1,428,504 million, which arose in the normal course of the business and are still pending as of December 31, 2010.

The Korea Lottery Service Inc. (“KLS”) filed lawsuits against Kookmin Bank in relation to the commitment fees (3 cases with the total damages of (Won) 599,713 million). However, in substance, the government (lottery fund) is responsible for the commitment fees. Kookmin Bank expects that the lawsuits would not affect its financial position even if the court rules in favor of the plaintiff. In the first case seeking damages of (Won) 19,557 million, the Seoul High Court ordered Kookmin Bank to pay the commitment fee of (Won) 4,495 million and the related late payment interest to KLS in the second trial. The third trial is currently pending at the Supreme Court as of December 31, 2010. In the second case seeking damages of (Won) 445,877 million, the court ordered Kookmin Bank to pay the commitment fee of (Won) 122,740 million and the related late payment interest to KLS in the first trial; the second trial is pending as of December 31, 2010. The third case seeking damages of (Won) 134,279 million is currently pending in the first trial as of December 31, 2010.

The government filed a civil lawsuit against KLS, an accounting firm and Kookmin Bank (responsible party) seeking the total damages of (Won) 320,800 million. The plaintiff contends that the excessive payment of lottery service commission fees were due to the illegal act of Kookmin Bank’s employees and others. The court decided in favor of Kookmin Bank in the first trial on April 23, 2009. The government made an intermediate appeal, but the Seoul High Court dismissed the said intermediate appeal on October 29, 2010. The government has filed an appeal which is currently pending. Also, on June 25, 2009, the Supreme Court declared Kookmin Bank’s employees as not guilty in its third trial of the criminal lawsuit filed by the Korea Prosecutory Authorities against Kookmin Bank’s employees. It is uncertain as to whether Kookmin Bank will be ultimately liable for the damages in the aforementioned lawsuit, and no estimate can be made of the amount of the potential liabilities as of December 31, 2010.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The government also filed four civil lawsuits against Kookmin Bank, Nonghyup and Woori Bank seeking the total damages of (Won)119,842 million. The plaintiff contends that the loss was due to the defendants’ breach of trust and mismanagement of the Housing Fund. The case is currently ongoing in its first trial and no estimate of any loss can be made as of December 31, 2010.

In addition, Kookmin Bank filed lawsuits against the government in relation to the commitment fees seeking the total damages of (Won)116,482 million. The plaintiff contends that the government paid the lower commitment fees for the Housing Fund. The court decided in favor of Bank in its second trial on December 1, 2010, and the third trial is currently pending at the Supreme Court as of December 31, 2010. The Bank received (Won)146,069 million (including related reparations of (Won)32,272 million) and recognized it as suspense payable.

(10)	According to shareholders’ agreement among Kookmin Bank, International Finance Corporation (“IFC”) and remaining shareholders, the Kookmin Bank granted a put option to IFC with a right to sell the shares of JSC Bank CenterCredit to itself or its designee. The exercise price will be determined through a mutual agreement between the Bank and IFC. If they are not able to agree within the predetermined period of time, the exercise price will be determined by the fair value provided by an independent pricing service. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017. However, if the put trigger event defined in shareholders’ agreement occurs, and consequently, if a put notice is delivered to Kookmin Bank within 60 days from the date when IFC recognizes such event, IFC may also exercise its put option at any time after February 24, 2010.

(11)	In 2007, Kookmin Bank was subject to regular tax audit by the Seoul Regional Tax Office. Consequently, income taxes and others of (Won) 438,975 million were imposed and paid. However, Kookmin Bank filed a request for adjustment to the Tax Tribunal against certain imposed items amounting to (Won) 438,863 million in August 2007. Among the requested items for adjustment, a total educational tax assessment of (Won) 797 million was refunded in June 2009 and a portion of income tax assessment of (Won) 28,742 million was refunded in March 2010. Further, in June 2009, the court ruled in favor of Kookmin Bank and consequently, an additional tax of (Won) 58,721 million was refunded. Kookmin Bank filed an administrative case regarding items not accepted by the Tax Tribunal in June 2010. Also, the Bank filed a request for depopulation refund and an additional tax of (Won) 9,805 million was refunded in September 2010.

(12)	The balances of securities borrowed, held by the Consolidated Company and will be sold for financing purpose, are (Won) 689,865 million and (Won) 551,192 million as of December 31, 2010 and 2009, respectively.

(13)	The Consolidated Company agreed to make a (Won) 175,000 million investment in United Asset Management Corporation which was established on October 1, 2009. The Consolidated Company has invested (Won) 85,050 million as of December 31, 2010, and therefore, the remaining investment to be made is (Won) 89,950 million.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

(14)	On November 23, 2009, Kookmin Bank entered into microcredit business support agreement with Smile Microcredit Bank established to help low-income people. In accordance with the agreement, Kookmin Bank will donate (Won) 50 billion over the next five years. As of December 31, 2010, the Kookmin Bank has donated (Won) 20 billion in total.

(15)	Pursuant to the regulations of National Bank of Cambodia, Kookmin Bank with the controlling interest over Kookmin Bank Cambodia PLC., submitted the certificate of guarantee to the National Bank of Cambodia assuring that Kookmin Bank Cambodia PLC. will keep at least USD 39,000,000 of capital stock issued and be paid by Kookmin Bank if one or more of following conditions occur:

A. If the controlling entity’s credit rating by international credit rating agency is downgraded below the investment level.

B. If National Bank of Cambodia requires Kookmin Bank Cambodia PLC. to issue new shares after the supervisory and risk assessments.

(16)	The details of derivative instrument transactions as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010 [1]						2009 [1]
	Trading		Hedge		Total		Trading		Hedge		Total

Interest rate
Futures	(Won)	1,067,924	(Won)	—	(Won)	1,067,924	(Won)	3,783,105	(Won)	—	(Won)	3,783,105
Swaps		94,605,711		4,440,700		99,046,411		87,497,158		4,988,590		92,485,748
Purchased options		4,870,000		—		4,870,000		3,600,000		—		3,600,000
Written options		5,531,894		—		5,531,894		3,453,481		—		3,453,481

		106,075,529		4,440,700		110,516,229		98,333,744		4,988,590		103,322,334

Currency
Forwards		36,333,189		516,598		36,849,787		35,213,251		566,759		35,780,010
Futures		609,989		—		609,989		1,674,175		—		1,674,175
Swaps		16,545,023		1,138,900		17,683,923		18,287,206		1,167,600		19,454,806
Purchased options [2]		481,461		—		481,461		1,479,661		—		1,479,661
Written options [2]		536,443		—		536,443		1,784,605		—		1,784,605

		54,506,105		1,655,498		56,161,603		58,438,898		1,734,359		60,173,257

Stock
Index futures		168,621		—		168,621		75,044		—		75,044
Purchased options		579,134		—		579,134		832,887		—		832,887
Written options		1,321,708		—		1,321,708		1,914,260		—		1,914,260
Swaps		7,638		—		7,638		171,400		—		171,400

		2,077,101		—		2,077,101		2,993,591		—		2,993,591

Others
Commodity forwards		—		—		—		41,727		—		41,727
Other derivatives		60,000		190,000		250,000		60,000		190,000		250,000

		60,000		190,000		250,000		101,727		190,000		291,727

	(Won)	162,718,735	(Won)	6,286,198	(Won)	169,004,933	(Won)	159,867,960	(Won)	6,912,949	(Won)	166,780,909

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

[1]

For transactions (excluding currency option transactions) between won and foreign currencies, unsettled amount of transaction is presented using the basic foreign exchange rate at statement of financial position date based on the contract amount in foreign currencies. For transactions (excluding currency option transactions) between foreign currencies, the unsettled amount of transaction is presented using the basic foreign exchange rate at the end of the reporting period based on foreign currencies purchased.

[2]

For currency option transactions, the unsettled amount of transaction is classified into either purchased currency options or written currency options based on trading of the right pursuant to the Accounting Guidelines’ Appendix 5 of the Financial Supervisory Service in the Republic of Korea. For transactions between won and foreign currencies, the unsettled amount of transaction is presented using the basic foreign exchange rate at the end of the reporting period based on the contract amount in foreign currencies. For transactions between foreign currencies, the unsettled amount of transaction is presented using the basic foreign exchange rate at statement of financial position dates based on the currencies expected to be collected at maturity.

The details of fair value measurement of derivative instruments as of December 31, 2010, and gain or loss on the valuation of derivative instruments for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Gain(Loss) on Valuation (P/L)						Gain(Loss) on Valuation (B/S)
	Trading		Hedge		Total		Assets		Liabilities

Interest rate
Purchased options	(Won)	746	(Won)	—	(Won)	746	(Won)	48,478	(Won)	—
Written options		2,654		—		2,654		2		47,202
Swaps		(32,302)		61,645		29,343		677,321		687,474

		(28,902)		61,645		32,743		725,801		734,676

Currency
Forwards		341,465		6,052		347,517		874,397		308,484
Swaps		111,403		(25,894)		85,509		933,001		987,658
Purchased options		(8,717)		—		(8,717)		14,138		—
Written options		3,867		—		3,867		—		14,332

		448,018		(19,842)		428,176		1,821,536		1,310,474

Stock
Purchased options		17,329		—		17,329		39,058		—
Written options		(20,619)		—		(20,619)		—		143,359
Swaps		2,526		—		2,526		2,114		—

		(764)		—		(764)		41,172		143,359

Others
Other derivatives		(27)		7,992		7,965		3,743		28,725

	(Won)	418,325	(Won)	49,795	(Won)	468,120	(Won)	2,592,252	(Won)	2,217,234

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The details of fair value measurement of derivative instruments as of December 31, 2009, and gain or loss on the valuation of derivative instruments for the year ended December 31, 2009, were as follows:

(In millions of Korean won)	Gain(Loss) on Valuation (P/L)						Gain(Loss) on Valuation (B/S)
	Trading		Hedge		Total		Assets		Liabilities

Interest rate
Purchased options	(Won)	(12,162)	(Won)	—	(Won)	(12,162)	(Won)	23,219	(Won)	—
Written options		7,855		—		7,855		3		21,390
Swaps		168,014		(212,690)		(44,676)		617,158		804,134

		163,707		(212,690)		(48,983)		640,380		825,524

Currency
Forwards		164,712		(17,488)		147,224		1,422,589		464,595
Swaps		469,369		(165,584)		303,785		1,019,818		1,385,525
Purchased options		(90,438)		—		(90,438)		187,885		—
Written options		61,101		—		61,101		—		88,833

		604,744		(183,072)		421,672		2,630,292		1,938,953

Stock
Purchased options		17,040		—		17,040		77,621		—
Written options		6,926		—		6,926		—		277,294
Swaps		37,322		—		37,322		11,330		45,438

		61,288		—		61,288		88,951		322,732

Others
Commodity forwards		24		—		24		2,412		2,388
Other derivatives		(2,326)		(33,306)		(35,632)		5,647		39,936

		(2,302)		(33,306)		(35,608)		8,059		42,324

	(Won)	827,437	(Won)	(429,068)	(Won)	398,369	(Won)	3,367,682	(Won)	3,129,533

The Consolidated Company uses various derivative instruments for trading activities and hedging activities, such as hedging foreign exchange risks and interest risks. The unsettled notional amount and the valuation gain or loss for hedging transactions is accounted for pursuant to the Interpretations on Financial Accounting Standards 53-70, Accounting for Derivative Instruments.

Hedged items for fair value hedge accounting purpose are subordinated bonds in won, structured bonds, finance debentures issued in foreign currency and equity method investments in foreign currency. For the years ended December 31, 2010 and 2009, Kookmin Bank recognized a loss of (Won) 24,720 million and a gain of (Won) 204,838 million, respectively, under the valuation of fair value hedge items. In addition, the interest rate swap, the currency swap, the currency forwards, and others offset changes in the fair value of the hedged items resulting from the fluctuation in interest and exchange rate. The difference between the net amount of the valuation gain(loss) on the interest rate swap and the currency forwards designated as the fair value hedging instrument, and structured bonds and equity method investments in foreign currency as the hedged items, and the differences between the spot and forward exchange rates, excluded while assessing hedge effectiveness, and others, amounting to (Won) 25,075 million, is an ineffective portion of hedging.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The details of the credit default swap as of December 31, 2010, are as follows:

(In millions of Korean won)	Face Value		Reference Entity	Credit Grades

Credit default swap	(Won)	100,000	Large Korean corporations	AAA
Credit default swap		100,000	Large Korean corporations	AAA

Loss can be incurred in relation to the sale of the credit default swap in case of credit events such as default of the reference entity.

21. Assets and Liabilities Denominated in Foreign Currencies

Significant assets and liabilities denominated in foreign currencies as of December 31, 2010, are as follows:

	Currency	Foreign Currencies (In Thousands)	USD Equivalent [1] (In Thousands)	KRW Equivalent (In Millions)

Assets
Foreign currencies	USD	85,925	85,925	97,860
	JPY	5,263,022	64,561	73,529
	EUR	36,074	47,943	54,602
	GBP	2,280	3,518	4,007
	Others	—	54,721	62,321

			256,668	292,319

Due from banks in foreign currencies	USD	210,806	210,806	240,087
	JPY	2,833,372	34,757	39,584
	EUR	5,946	7,902	8,999
	GBP	3,076	4,748	5,407
	Others	—	252,664	287,761

			510,877	581,838

Securities in foreign currencies	USD	1,193,211	1,193,211	1,358,948
	EUR	12,733	16,922	19,273
	Others	—	336,017	382,690

			1,546,150	1,760,911

Loans in foreign currencies	USD	2,507,622	2,507,622	2,855,931
	JPY	172,737,272	2,118,955	2,413,278
	EUR	35,202	46,783	53,281
	GBP	5	8	9
	Others	—	201,194	229,140

			4,874,562	5,551,639

Domestic usance import bill	USD	2,000,568	2,000,568	2,278,447
	JPY	10,683,138	131,049	149,252
	EUR	120,043	159,537	181,697
	GBP	1,105	1,706	1,942
	Others	—	6,986	7,957

			2,299,846	2,619,295

Bills bought in foreign currencies	USD	1,491,869	1,491,869	1,699,089
	JPY	4,634,329	56,849	64,745

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

	Currency	Foreign Currencies (In Thousands)	USD Equivalent [1] (In Thousands)	KRW Equivalent (In Millions)

	EUR	198,303	263,545	300,151
	GBP	8,905	13,744	15,653
	Others	—	122,461	139,472

			1,948,468	2,219,110

Call loans in foreign currencies	USD	545,623	545,623	621,410
	EUR	65,262	86,733	98,781
	GBP	452	697	794
	Others	—	50,155	57,121

			683,208	778,106

Liabilities
Deposits in foreign currencies	USD	1,685,674	1,685,674	1,919,814
	JPY	40,787,725	500,340	569,837
	EUR	114,268	151,862	172,955
	GBP	6,961	10,743	12,236
	Others	—	153,283	174,575

			2,501,902	2,849,417

Borrowings in foreign currencies	USD	3,082,991	3,082,991	3,511,218
	JPY	92,329,258	1,132,596	1,289,914
	EUR	704,422	936,178	1,066,213
	GBP	38,372	59,221	67,447
	Others	—	195,883	223,092

			5,406,869	6,157,884

Call money in foreign currencies	USD	232,000	232,000	264,225
	JPY	3,000,000	36,801	41,912
	Others	—	148,178	168,761

			416,979	474,898

Debentures in foreign currencies	USD	2,288,202	2,288,202	2,606,033
	JPY	55,000,000	674,681	768,394
	Others	—	100,767	114,764

			3,063,650	3,489,191

Foreign currencies bills payable	USD	67,553	67,553	76,936
	JPY	145,441	1,784	2,032
	EUR	1,880	2,499	2,846
	GBP	507	783	892
	Others	—	1,385	1,577

			74,004	84,283

[1]	Foreign currencies other than U.S. dollars were translated into U.S. dollars at the basic exchange rates at the end of the reporting period.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Significant assets and liabilities denominated in foreign currencies as of December 31, 2009, were as follows:

	Currency	Foreign Currencies (In Thousands)	USD Equivalent [1] (In Thousands)	KRW Equivalent (In Millions)

Assets
Foreign currencies	USD	80,968	80,968	94,539
	JPY	4,909,333	53,097	61,996
	EUR	31,303	44,888	52,411
	GBP	2,199	3,535	4,128
	Others	—	44,571	52,040

			227,059	265,114

Due from banks in foreign currencies	USD	351,522	351,522	410,439
	JPY	2,057,994	22,258	25,989
	EUR	8,299	11,901	13,896
	GBP	642	1,033	1,206
	Others	—	165,067	192,731

			551,781	644,261

Securities in foreign currencies	USD	1,279,326	1,279,326	1,493,741
	JPY	1,600,380	17,309	20,210
	EUR	62,294	89,326	104,297
	Others	—	408,182	476,593

			1,794,143	2,094,841

Loans in foreign currencies	USD	2,886,513	2,886,513	3,370,292
	JPY	170,348,181	1,842,404	2,151,191
	EUR	35,846	51,402	60,017
	GBP	91	147	172
	Others	—	186,630	217,909

			4,967,096	5,799,581

Domestic usance import bill	USD	1,817,474	1,817,474	2,122,083
	JPY	9,664,093	104,522	122,040
	EUR	62,613	89,783	104,831
	GBP	1,055	1,697	1,980
	Others	—	3,427	4,002

			2,016,903	2,354,936

Bills bought in foreign currencies	USD	1,341,031	1,341,031	1,565,788
	JPY	2,436,172	26,348	30,765
	EUR	234,903	336,840	393,294
	GBP	11,537	18,553	21,663
	Others	—	41,365	48,297

			1,764,137	2,059,807

Call loans in foreign currencies	USD	165,785	165,785	193,570
	EUR	5,659	8,115	9,475
	GBP	12,150	19,539	22,814
	Others	—	120,087	140,214

			313,526	366,073

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

	Currency	Foreign Currencies (In Thousands)	USD Equivalent [1] (In Thousands)	KRW Equivalent (In Millions)

Liabilities
Deposits in foreign currencies	USD	1,831,912	1,831,912	2,138,940
	JPY	25,404,415	274,762	320,812
	EUR	121,271	173,897	203,042
	GBP	8,027	12,908	15,072
	Others	—	407,422	475,707

			2,700,901	3,153,573

Borrowings in foreign currencies	USD	2,801,953	2,801,953	3,271,560
	JPY	97,014,610	1,049,264	1,225,120
	EUR	853,685	1,224,141	1,429,308
	GBP	8,899	14,312	16,710
	Others	—	199,984	233,502

			5,289,654	6,176,200

Call money in foreign currencies	USD	276,302	276,302	322,610
	JPY	5,000,000	54,077	63,141
	EUR	347,057	497,662	581,070
	GBP	5,727	9,210	10,753
	Others	—	145,462	169,842

			982,713	1,147,416

Debentures in foreign currencies	USD	2,678,272	2,678,272	3,127,150
	JPY	71,400,000	772,228	901,654
	EUR	35,000	50,188	58,600
	Others	—	93,652	109,347

			3,594,340	4,196,751

Foreign currencies bills payable	USD	42,667	42,667	49,818
	JPY	327,938	3,547	4,141
	EUR	7,106	10,189	11,898
	GBP	365	588	686
	Others	—	1,616	1,887

			58,607	68,430

[1]	Foreign currencies other than U.S. dollars were translated into U.S. dollars at the basic exchange rates at the end of the reporting period.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

22. Selling and Administrative Expenses

Selling and administrative expenses for the years ended December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010		2009

Salaries (Note 19)	(Won)	1,557,210	(Won)	1,554,157
Provision for severance benefits (Note 14)		172,328		167,416
Honorary retirement		576,162		—
Welfare expense		572,829		559,125
Rental expense		190,174		182,720
Depreciation (Note 9)		242,446		320,154
Amortization of intangible assets (Note 10)		186,657		173,986
Tax and dues		141,132		145,786
Advertising		92,797		76,952
Development expenses		132,604		138,037
Others		465,634		452,316

	(Won)	4,329,973	(Won)	3,770,649

Information for calculating value added for the years ended December 31, 2010 and 2009, is as follows:

(In millions of Korean won)	2010		2009

Salaries	(Won)	1,557,210	(Won)	1,554,157
Provision for severance benefits		172,328		167,416
Severance benefits for voluntary resignation		576,162		—
Welfare expense		572,829		559,125
Rental expense		190,174		182,720
Depreciation		242,446		320,154
Amortization of intangible asset		186,657		173,986
Tax and dues		141,132		145,786

	(Won)	3,638,938	(Won)	3,103,344

Other selling and administrative expenses for the years ended December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010		2009

Communication	(Won)	51,502	(Won)	55,376
Electricity and utilities		23,165		23,073
Publication		23,058		22,864
Repairs and maintenance		17,699		18,224
Vehicle		40,715		39,457
Training		20,486		21,771
Office supplies		45,971		41,201
Travel		5,061		4,692
Commission expense		149,398		147,930
Others		88,579		77,728

	(Won)	465,634	(Won)	452,316

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

23. Income Tax

Income tax expense (benefit) for the years ended December 31, 2010 and 2009, consists of:

(In millions of Korean won)	2010		2009

Parent Company
Income tax payable	(Won)	—	(Won)	—
Changes in deferred income tax assets due to temporary differences		1,953		1,598

Total income tax effect		1,953		1,598
Income tax expense or benefit allocated directly to shareholders’ equity		(5,172)		1,305

Income tax expense (benefit)		(3,219)		2,903

Subsidiaries
Income tax payable		45,496		(4,682)
Changes in deferred income tax assets due to temporary differences		(98,503)		91,918
Income tax expense of overseas branch		13,918		6,160

Total income tax effect		(39,089)		93,396
Income tax expense or benefit allocated directly to shareholders’ equity		(38,683)		(71,385)

Income tax expense (benefit)		(77,772)		22,011

	(Won)	(80,991)	(Won)	24,914

Deferred income tax assets and liabilities in the consolidated financial statements as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010				2009
	Assets		Liabilities		Assets		Liabilities

KB Financial Group Inc.	(Won)	—	(Won)	8,315	(Won)	—	(Won)	6,363
Kookmin Bank [1]		—		112,415		—		253,916
KB Investment & Securities Co., Ltd. [2]		—		378		6,369		—
KB Life Insurance Co., Ltd.		—		24,483		1,933		—
KB Asset Management Co., Ltd.		1,351		—		1,075		—
KB Real Estate Trust Co., Ltd.		6,366		—		3,846		—
KB Investment Co., Ltd. [3]		2,205		—		3,057
KB Futures Co., Ltd.		—		1,703		—		1,376
KB Credit Information Co., Ltd.		501		—		344		—
KB Data Systems Co., Ltd.		7,433		—		6,047		—

	(Won)	17,856	(Won)	147,294	(Won)	22,671	(Won)	261,655

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

[1]

Financial information is based on its consolidated financial statements which include Kookmin Bank Int’l Ltd. (London), Kookmin Bank Hong Kong Ltd. and Kookmin Bank Cambodia PLC. as subsidiaries for the years ended December 31, 2010 and 2009.

[2]

Based on its consolidated financial statements which include KB-Glenwood Private Equity Fund 1, Chungkang Co., Ltd. and Powernet Technologies Co., Ltd. as subsidiaries for the year ended December 31, 2010.

[3]

Based on its consolidated financial statements which include NPS-KBIC Private Equity Fund No. 1, KBIC Private Equity Fund No. 3 and KoFC KBIC Frontier Champ 2010-5 PEF as subsidiaries for the year ended December 31, 2010, and NPS-KBIC Private Equity Fund No. 1 as subsidiary for the year ended December 31, 2009.

24. Earnings Per Share

Basic earnings (loss) per share for the years ended December 31, 2010 and 2009, is calculated as follows:

(in Korean won and in number of shares)	2010		2009

Net income [1]	(Won)	88,319,877,008	(Won)	539,818,164,108
Weighted-average number of common shares outstanding		343,028,989		325,406,414
Basic earnings per share	(Won)	257	(Won)	1,659

[1]	Earnings available for common shareholders are the same as net income of the Parent Company.

The weighted average number of common shares outstanding for the year ended December 31, 2010, is computed as follows:

(in number of shares)	Number of Shares	Days Outstanding	Outstanding Shares

Beginning	386,351,693	365	141,018,367,945
Treasury shares [1]	(43,322,704)	365	(15,812,786,960)

Total outstanding shares ()			125,205,580,985
In number of days(‚)			365
Weighted average number of shares outstanding(/‚)			343,028,989

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The weighted average number of common shares outstanding for the year ended December 31, 2009, was computed as follows:

(in number of shares)	Number of Shares	Days Outstanding	Outstanding Shares

Beginning	356,351,693	365	130,068,367,945
Treasury shares [1]	(47,407,671)	365	(17,303,799,915)
Retirement of treasury shares	4,084,967	74	302,287,558
Issuance of common shares (2009.9.1)	30,000,000	122	3,660,000,000
Common shares deemed to have been issued free to existing shareholders [2]	8,421,751	243	2,046,485,599

Total outstanding shares ()			118,773,341,187
In number of days(‚)			365
Weighted average number of shares outstanding(/‚)			325,406,414

[1]	Weighted average number of common shares outstanding is calculated by accounting for the shares owned by subsidiaries as treasury stock.
[2]	The common shares deemed to have been issued free to existing shareholders in 2009, were considered in the computation of weighted average number of common shares outstanding.

Basic earnings (loss) per share for the year ended December 31, 2010, is equal the diluted earnings per share because there has been no dilution in the weighted average number of common stock outstanding.

The number of potential common stock which is not included for the computation of diluted earnings per share for the year ended December 31, 2010, due to the antidilutive effect, but may result in the dilution of earnings per share in the future is as follows:

(In number of shares)	2010 [1]

Stock grants	936,970

[1]	Includes the number of granted shares for employees and executives of Kookmin bank and other subsidiaries.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

25. Comprehensive Income

Comprehensive income for the year ended December 31, 2010 and 2009, consists of:

(In millions of Korean won)	2010		2009

Net income	(Won)	100,183	(Won)	527,494
Other comprehensive income
Gain (Loss) on valuation of available-for-sale securities		108,848		186,536
Gain (Loss) on valuation of held-to-maturity securities		1,022		(2,114)
Gain on the valuation of equity method investments		(46)		(8,959)
Loss on the valuation of equity method investments		2,759		6,678
Loss on valuation of derivatives		—		(442)
Gain (Loss) on revaluation of property and equipment		(521)		(2,615)

Comprehensive income	(Won)	212,245	(Won)	706,578

Parent Company interest in comprehensive income	(Won)	168,977	(Won)	684,594
Minority interest in comprehensive income		43,268		21,984

26. Segment Financial Information

Statements of financial position per business segment as of December 31, 2010, are as follows:

(In millions of Korean won)	Financial & Insurance Business		Non-Financial Business		Consolidation Adjustment		Total

Cash and due from banks	(Won)	7,973,813	(Won)	72,862	(Won)	(1,007,743)	(Won)	7,038,932
Securities		64,282,671		641		(20,757,033)		43,526,279
Loans receivable		197,478,987		416		(934,402)		196,545,001
Property and equipment		3,209,829		1,852		275		3,211,956
Other assets		12,012,243		61,074		(387,517)		11,685,800

	(Won)	284,957,543	(Won)	136,845	(Won)	(23,086,420)	(Won)	262,007,968

Deposits	(Won)	185,774,990	(Won)	—	(Won)	(1,108,107)	(Won)	184,666,883
Borrowings		43,498,402		—		(883,396)		42,615,006
Other liabilities		16,641,228		47,072		(402,574)		16,285,726

		245,914,620		47,072		(2,394,077)		243,567,615

Common stock		5,358,285		46,862		(3,473,389)		1,931,758
Capital surplus		22,859,561		39,189		(6,469,898)		16,428,852
Capital adjustments		(2,920,026)		(2,992)		3,597		(2,919,421)
Accumulated other comprehensive income		3,101,450		—		(1,788,514)		1,312,936
Retained earnings		10,643,653		6,714		(9,458,691)		1,191,676
Minority interests		—		—		494,552		494,552

		39,042,923		89,773		(20,692,343)		18,440,353

	(Won)	284,957,543	(Won)	136,845	(Won)	(23,086,420)	(Won)	262,007,968

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Statements of financial position per business segment as of December 31, 2009, were as follows:

(In millions of Korean won)	Financial & Insurance Business		Non-Financial Business		Consolidation Adjustment		Total

Cash and due from banks	(Won)	10,840,450	(Won)	12,734	(Won)	(1,084,051)	(Won)	9,769,133
Securities		62,924,572		—		(20,388,924)		42,535,648
Loans receivable		196,387,125		299		(989,531)		195,397,893
Property and equipment		3,346,451		241		(1,369)		3,345,323
Other assets		11,466,787		31,664		(377,998)		11,120,453

	(Won)	284,965,385	(Won)	44,938	(Won)	(22,841,873)	(Won)	262,168,450

Deposits	(Won)	173,525,894	(Won)	—	(Won)	(1,086,011)	(Won)	172,439,883
Borrowings		55,489,132		—		(995,849)		54,493,283
Other liabilities		17,480,655		28,132		(384,829)		17,123,958

		246,495,681		28,132		(2,466,689)		244,057,124

Common stock		5,089,298		8,000		(3,165,540)		1,931,758
Capital surplus		22,828,596		—		(6,399,744)		16,428,852
Capital adjustments		(2,920,231)		—		1,241		(2,918,990)
Accumulated other comprehensive income		2,844,154		—		(1,611,875)		1,232,279
Retained earnings		10,627,887		8,806		(9,458,962)		1,177,731
Minority interest		—		—		259,696		259,696

		38,469,704		16,806		(20,375,184)		18,111,326

	(Won)	284,965,385	(Won)	44,938	(Won)	(22,841,873)	(Won)	262,168,450

Statements of operations per business segment for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Financial & Insurance Business		Non-Financial Business		Consolidation Adjustment		Total

Operating revenue	(Won)	25,709,955	(Won)	169,234	(Won)	(297,082)	(Won)	25,582,107
Operating expenses		25,400,968		170,295		(181,900)		25,389,363

Operating income (loss)		308,987		(1,061)		(115,182)		192,744
Non-operating income (loss)		(184,310)		203		10,555		(173,552)

Income (loss) before income tax		124,677		(858)		(104,627)		19,192
Income tax expense (benefit)		(68,492)		1,117		(13,616)		(80,991)

Net income (loss)	(Won)	193,169	(Won)	(1,975)	(Won)	(91,011)	(Won)	100,183

Parent Company interest in net income (loss)	(Won)	193,169	(Won)	(1,975)	(Won)	(102,874)	(Won)	88,320
Minority interest in net income		—		—		11,863		11,863

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Statements of operations per business segment for the year ended December 31, 2009, were as follows:

(In millions of Korean won)	Financial & Insurance Business		Non-Financial Business		Consolidation Adjustment		Total

Operating revenue	(Won)	31,164,315	(Won)	124,746	(Won)	(842,962)	(Won)	30,446,099
Operating expenses		29,848,790		117,846		(171,822)		29,794,814

Operating income		1,315,525		6,900		(671,140)		651,285
Non-operating income (loss)		(47,350)		—		(51,777)		(99,127)

Income before income tax		1,268,175		6,900		(722,917)		552,158
Income tax expense		44,199		1,633		(20,918)		24,914
Net loss before acquiring subsidiaries		—		—		250		250

Net income	(Won)	1,223,976	(Won)	5,267	(Won)	(701,749)	(Won)	527,494

Parent Company interest in net income	(Won)	1,223,976	(Won)	5,267	(Won)	(689,425)	(Won)	539,818
Minority interest in net income (loss)		—		—		(12,324)		(12,324)

Statements of financial position and of operations per industry segment as of and for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Banking		Trust Accounts		Others		Consolidation Adjustment		Total

Operating revenue	(Won)	23,442,922	(Won)	173,936	(Won)	2,262,331	(Won)	(297,082)	(Won)	25,582,107
Less: Intercompany transactions		(39,185)		(5,734)		(252,163)		297,082		—

Net operating revenue	(Won)	23,403,737	(Won)	168,202	(Won)	2,010,168	(Won)	—	(Won)	25,582,107

Operating income (loss)	(Won)	115,035	(Won)	(3,236)	(Won)	196,127	(Won)	(115,182)	(Won)	192,744

Cash and due from banks	(Won)	6,254,824	(Won)	218,700	(Won)	1,573,151	(Won)	(1,007,743)	(Won)	7,038,932
Securities		38,884,505		2,571,851		22,826,956		(20,757,033)		43,526,279
Loans receivable		196,793,853		230,343		455,207		(934,402)		196,545,001
Property and equipment		3,200,639		—		11,042		275		3,211,956
Other assets		10,671,923		174,081		1,227,313		(387,517)		11,685,800

	(Won)	255,805,744	(Won)	3,194,975	(Won)	26,093,669	(Won)	(23,086,420)	(Won)	262,007,968

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Statements of financial position and of operations per industry segment as of and for the year ended December 31, 2009, were as follows:

(In millions of Korean won)	Banking		Trust Accounts		Others		Consolidation Adjustment		Total

Operating revenue	(Won)	28,795,190	(Won)	161,916	(Won)	2,331,955	(Won)	(842,962)	(Won)	30,446,099
Less: Intercompany transactions		(58,398)		(3,127)		(781,437)		842,962		—

Net operating revenue	(Won)	28,736,792	(Won)	158,789	(Won)	1,550,518	(Won)	—	(Won)	30,446,099

Operating income (loss)	(Won)	719,461	(Won)	(604)	(Won)	603,568	(Won)	(671,140)	(Won)	651,285

Cash and due from banks	(Won)	9,091,891	(Won)	228,198	(Won)	1,533,095	(Won)	(1,084,051)	(Won)	9,769,133
Securities		39,269,239		2,257,890		21,397,443		(20,388,924)		42,535,648
Loans receivable		195,725,307		259,343		402,774		(989,531)		195,397,893
Property and equipment		3,331,249		—		15,443		(1,369)		3,345,323
Other assets		10,305,602		320,745		872,104		(377,998)		11,120,453

	(Won)	257,723,288	(Won)	3,066,176	(Won)	24,220,859	(Won)	(22,841,873)	(Won)	262,168,450

Statements of financial position and of operations per geographical segment as of and for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Domestic		Overseas		Consolidation Adjustment		Total

Operating revenue	(Won)	25,837,939	(Won)	41,250	(Won)	(297,082)	(Won)	25,582,107
Less: Intercompany transactions		(292,995)		(4,087)		297,082		—

Net operating revenue	(Won)	25,544,944	(Won)	37,163	(Won)	—	(Won)	25,582,107

Operating income	(Won)	294,412	(Won)	13,514	(Won)	(115,182)	(Won)	192,744

Cash and due from banks	(Won)	8,023,752	(Won)	22,923	(Won)	(1,007,743)	(Won)	7,038,932
Securities		63,985,846		297,466		(20,757,033)		43,526,279
Loans receivable		196,864,491		614,912		(934,402)		196,545,001
Property and equipment		3,210,047		1,634		275		3,211,956
Other assets		12,066,263		7,054		(387,517)		11,685,800

	(Won)	284,150,399	(Won)	943,989	(Won)	(23,086,420)	(Won)	262,007,968

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Statements of financial position and of operations per geographical segment as of and for the year ended December 31, 2009, were as follows:

(In millions of Korean won)	Domestic		Overseas		Consolidation Adjustment		Total

Operating revenue	(Won)	31,228,709	(Won)	60,352	(Won)	(842,962)	(Won)	30,446,099
Less: Intercompany transactions		(833,286)		(9,676)		842,962		—

Net operating revenue	(Won)	30,395,423	(Won)	50,676	(Won)	—	(Won)	30,446,099

Operating income	(Won)	1,305,991	(Won)	16,434	(Won)	(671,140)	(Won)	651,285

Cash and due from banks	(Won)	10,614,838	(Won)	238,346	(Won)	(1,084,051)	(Won)	9,769,133
Securities		62,627,624		296,948		(20,388,924)		42,535,648
Loans receivable		195,729,094		658,330		(989,531)		195,397,893
Property and equipment		3,344,793		1,899		(1,369)		3,345,323
Other assets		11,490,446		8,005		(377,998)		11,120,453

	(Won)	283,806,795	(Won)	1,203,528	(Won)	(22,841,873)	(Won)	262,168,450

27. Related Party Transactions

The balances arising from the significant transactions among related parties as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010				2009
	Assets		Liabilities		Assets		Liabilities

Parent Company
KB Financial Group Inc.	(Won)	966,396	(Won)	132,607	(Won)	1,039,692	(Won)	183

Subsidiaries
Kookmin Bank		495,389		1,574,397		429,030		1,843,723
KB Investment & Securities., Ltd.		33,795		102,352		54,839		101,188
KB Life Insurance Co., Ltd.		9,406		2,193		11,400		2,194
KB Asset Management Co., Ltd.		58,668		5,436		69,365		131
KB Real Estate Trust Co., Ltd.		1,238		51,424		840		50,064
KB Investment Co., Ltd.		26,722		10,055		31,683		20,000
KB Futures Co., Ltd.		1,410		2,395		19,849		9,617
KB Credit Information Co., Ltd.		17,574		497		18,627		136
KB Data Systems Co., Ltd.		15,668		154		20,458		58
Trust accounts [1]		138,187		29,516		280,781		30,741
Kookmin Bank International Ltd. (London)		229,417		244,315		244,649		288,359
Kookmin Bank Hong Kong Ltd.		220,184		85,373		217,412		96,358
Kookmin Bank Cambodia PLC		2,868		—		936		—
NPS-KBIC Private Equity Fund No. 1		559		—		3,192		1
KBIC Private Equity Fund No. 3		2,404		—		—		—
Powernet Technologies Co., Ltd.		24,395		—		—		—
Chungkang Co., Ltd.		28		3,633		—		—
KB-Glenwood Private Equity Fund 1		39		—		—		—

		1,277,951		2,111,740		1,403,061		2,442,570

	(Won)	2,244,347	(Won)	2,244,347	(Won)	2,442,753	(Won)	2,442,753

[1]	Trust accounts whose principal or fixed rate of return are guaranteed.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The revenues and expenses arising from the significant transactions among related parties for the year ended December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010				2009
	Revenues		Expenses [2]		Revenues		Expenses [2]

Parent Company
KB Financial Group Inc.	(Won)	35,200	(Won)	1,337	(Won)	19,244	(Won)	801

Subsidiaries
Kookmin Bank		83,397		123,226		96,007		127,415
KB Investment & Securities., Ltd.		4,926		12,776		8,021		16,402
KB Life Insurance Co., Ltd.		3		38,899		3		35,018
KB Asset Management Co., Ltd.		2,792		512		4,381		710
KB Real Estate Trust Co., Ltd.		—		2,517		—		2,248
KB Investment Co., Ltd.		704		660		339		675
KB Futures Co., Ltd.		2,722		177		3,136		244
KB Credit Information Co., Ltd.		38,296		386		48,742		637
KB Data Systems Co., Ltd.		41,605		70		41,116		114
Trust accounts [1]		4,240		28,587		3,128		26,120
Kookmin Bank International Ltd. (London)		166		2,971		2,785		11,461
Kookmin Bank Hong Kong Ltd.		893		3,682		6,051		11,140
NPS-KBIC Private Equity Fund No. 1		55		13		45		13
KBIC Private Equity Fund No. 3		35		4		—		—
Powernet Technologies Co., Ltd.		904		—		—		—
Chungkang Co., Ltd.		—		121		—		—

		180,738		214,601		213,754		232,197

	(Won)	215,938	(Won)	215,938	(Won)	232,998	(Won)	232,998

[1]	Trust accounts whose principal or fixed rate of return are guaranteed.
[2]	Bad debts expense is not included in the amount.

In addition, fixed assets which were acquired from KB Data Systems Co., Ltd. during the years ended December 31, 2010 and 2009, amount to (Won) 34,988 million and (Won) 27,078 million, respectively.

28. Subsequent Events

Kookmin Bank sold 5,859,194 shares of KB Financial Group Inc. in 2011, and accordingly, the remaining KB Financial Group Inc.’s shares which are now owned by Kookmin Bank is 37,463,510 shares.

On February 28, 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., on March 2, 2011.

KB investment & Securities Co., Ltd. merged with KB Future., Ltd. on March 12, 2011.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

29. Supplemental Cash Flows Information

Cash and cash equivalents included in the consolidated statements of cash flows are the amount of cash and due from banks excluding the restricted due from banks included in the consolidated statements of financial position. Cash flows from operating activities in the consolidated statement of cash flows are presented using the indirect method.

The cash and due from banks in the statement of cash flows for the years ended December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010		2009

Cash and checks	(Won)	1,945,457	(Won)	2,543,538
Foreign currencies		292,319		265,114
Due from banks		4,801,156		6,960,481

		7,038,932		9,769,133
Restricted due from banks		(3,403,130)		(6,152,183)

	(Won)	3,635,802	(Won)	3,616,950

Significant transactions not involving cash flows for the years ended December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010		2009

Decrease in loans receivable due to the write-offs and restructuring	(Won)	2,327,360	(Won)	2,353,959
Increase in accumulated other comprehensive income due to the valuation of securities		112,583		182,141
Decrease in accumulated other comprehensive income due to the revaluation of property and equipment		520		2,615
Transferred from construction in-progress		52,538		52,047

30. Disclosure on Expected Impact upon Adoption of K-IFRS

A. Preparation for K-IFRS adoption

Pursuant to the Act on External Audit of Stock Companies, Article 13, KB Financial Group Inc. is required to adopt K-IFRS from 2011. Thus, in June 2007, KB Financial Group Inc. formed a task force to prepare for the adoption of K-IFRS (“K-IRFS TFT”) that consisted of three phases, as follows: Phase 1 (adoption assessment stage), Phase 2 (policy setting, system design and development stage) and Phase 3 (implementation stage). And KB Financial Group Inc. adopted K-IFRS successfully on January 1, 2011.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

B. K-IFRS adoption plan and work force

1) K-IFRS adoption plan

Phase	Period	Procedures

Phase I (“adoption assessment stage”)	June 2007 ~ February 2008

Activities which were performed by KB Financial Group Inc. to analyze potential effect of adoption of K-IFRS and establish implementation plans were as follows:

• Analyzing GAAP differences

• Analyzing K-IFRS

• Analyzing GAAP differences between K-IFRS and Statements of Korea Accounting Standards (“SKAS”)

• Analyzing the impacts

• Analyzing the financial impacts

• Analyzing the impacts of specific accounts, disclosure and IT

• Detailed planning for Phase II

• Research and benchmarking on success cases, others.

Phase II (“policy setting, system design and development stage”)	March 2008 ~ December 2009

Based on the outputs of Phase I, KB Financial Group Inc. performed the following activities for adoption of K-IFRS, and KB Financial Group Inc. completed the establishment of accounting policies, business process, and IT infrastructure.

• Framing accounting policies

• Framing specific accounting methodology

• Set-up united account structure “Chart of Accounts”

• Build Infrastructures for K-IFRS adoption

• Establish accounting policies, accounting guidelines and accounting manuals

• Restructuring of financial reporting system

• Developing K-IFRS system (define system requirement, analysis, designing, developing, and others)

• Knowledge transfer and technical trainings, others.

Phase III (“implementation stage”)	January 2010

KB Financial Group Inc. prepared the IFRS financial information (including disclosure items), for comparative purposes, using the established IFRS system, and performed analysis on differences between financial information under SKAS and K-IFRS.

• Preparing financial data in accordance with K-IFRS

• Prepare financial data as of January 1, 2010

• Prepare quarterly and half-year financial and disclosure data for fiscal year 2010

• Prepare year end financial and disclosure data for fiscal year 2010.

Additionally, during the fiscal year 2010, KB Financial Group Inc. completed the K-IFRS stabilization of the work process and system.

2) Work force

In June 2007, KB Financial Group Inc. assembled an IFRS task-force team which consists of accounting specialists, accounting-consulting firms and others in order to effectively and efficiently adopt K-IFRS. The team was divided into operations within its specialized areas such as closing, disclosure, allowance for loan losses, revenue recognition, investments, derivative instruments, fair valuation, overseas branches, SPC, and others, based on its significance and efficiency of project management. In addition, the IT IFRS team consisting of IT specialists in each area was organized for K-IFRS IT system development.

KB Financial Group Inc. reports the progress of the K-IFRS adoption and significant issues to the audit committee, the Board of Directors, and others.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Significant GAAP differences between K-IFRS and SKAS

In case KB Financial Group Inc. prepares the financial statements for the year ended December 31, 2010, based on K-IFRS, the following differences are expected with the financial statements prepared in accordance with K-GAAP(SKAS). It does not include all the possible expected differences and may change based on the results of the additional analysis in the future.

GAAP differences	K-GAAP	K-IFRS

Consolidation Scope

Entities with total assets of less than (Won)10 billion at the previous year end are excluded from the scope of consolidation according to the Act on External Audit of Stock companies.

There are no regulatory standard related to consolidation scope for Special Purpose Entities.

Regardless of subsidiaries’ size, include entities that are exposed to actual controlling influence of KB Financial Group Inc.

Include in consolidation scope if the Bank has controlling influence over Special Purpose Entities.

Allowance for loan losses

The calculation of allowance for loan losses is based on the estimates made through reasonable and objective method for receivables of uncertain collectability.

Higher amount of historical data of impairment and minimum funding rate by asset quality shall be reserved.

If there is objective evidence that an impairment loss on loans and receivables at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (Incurred loss basis).

Unused commitments/guarantees	Reserve more than minimum funding rate of asset quality in accordance with rules reflecting a result of asset quality classification and credit conversion factor.	Expected loss is recognized on the basis of historical data of impairment, credit conversion factor (CCF), bankruptcy rate, rate of loss in bankruptcy and others.

Interest income recognition

Interest income shall be recognized using effective interest rate method and accrual basis

However, according to the “Supervisory Regulation”, it shall be recognized on cash basis when circumstances as past due or others of payments occur.

Interest income shall be recognized using effective interest rate method and accrual basis.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Impairment recognition	Recognize impairment when there is any objective evidence that a financial asset is impaired. If, in a subsequent period, the amount of the impairment loss in available security at fair value is related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss can be reversed.

For an equity security available for sale, besides any objective evidence that a financial asset is impaired, a significant or prolonged decline in the fair value of an investment in an equity security below its cost is also objective evidence of impairment.

Impairment loss recognized in profit or loss in an equity instrument classified as equity security available for sale shall not be reversed through profit or loss.

Change of categories of financial instruments

A derivative is a financial instrument or other contract having all the following characteristics:

a. Needs underlying variables and units specified in contract (or payment rules)

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would have an effect to have a similar response to changes in market prices; and

c. Able to be settled net in cash

Derivative is a financial instrument or other contract having all three of the following characteristics:

a. Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the ‘underlying’);

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

c. It is settled at a future date.

Adjustments of financial assets fair value	a. Measure credit risk by minimum funding rate of asset quality when derivatives are exposed to counterparty credit risk b. Adjustment of bid or asking price: apply mid-market price

a. When derivatives are exposed to credit risk, credit risk of itself or of counterparty is evaluated according to risk position.

b. Adjustment of bid or asking price: apply bid or asking price by risk position in valuation of financial instrument

Credit card points (Customer Loyalty Programs)	Credits to the customer should be recognized as provisions for estimated future costs of supplying the awards.	If an entity grants to its customers as part of a sales transaction, the recognition of revenue is deferred at its fair value and recognized as revenue or expense upon being redeemed by customers

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Employee Benefits

a. Post-employment benefit obligation: Benefits are measured based on assumption that all eligible employees and directors have rendered service for at least one year if they were to terminate their employment as of the date of statement of financial position.

b. Short-term employee benefit: recognized as expense in the reporting period during which it is provided in cash

a. Post-employment benefit obligation: It is measured using an actuarial valuation method based on the projected unit credit method.

b. Short-term employee benefit: It is recognized as expense when services are provided

Asset Retirement Obligation Liabilities	Restoration cost for structures in leased office used for business purpose is recognized as expenses.	The expected restoration cost for structures in leased office used for business purpose is recognized as liability. After that, the amount is included in acquisition cost, which shall be depreciated and re-evaluated annually.

Hybrid bond	Hybrid bond is classified as equity or liability by its legal form	Hybrid bond is classified as equity or liability by the substance of contracts.

Goodwill	Goodwill or gain on a bargain purchase arising from the business combination is amortized over the reasonable period from the beginning of the first annual period in which it occurs using straight-line method, or reversed.	Goodwill or gain on a bargain purchase acquired in a business combination shall not be amortized, for goodwill, an entity shall test goodwill for impairment annually and for gain on a bargain purchase, an entity shall recognize it in profit or loss.

The exemptions from other K-IFRS, which KB Financial Group Inc. optionally elected in accordance with K-IFRS No. 1101, are as follows:

	Business combination: For business combination transactions, which occurred prior to the transition date, K-IFRS No. 1103, “Business Combination” is not applied retrospectively.

‚	Deemed cost as fair value or revalued amount: KB Financial Group Inc. applies revalued amount reported under previous GAAP as deemed cost for certain tangible assets (land and building).

ƒ	Recovery and reserved liabilities included in cost of tangible assets: Change in allowances associated with expected recovery or changes for tangible assets are not retroactively estimated from the time of initial acquisition. Change in the amount of allowance is only estimated once as at the transition date.

„	Derecognition of Financial instruments: KB applies K-IFRS No. 1101 which is expected to be applied on July 1, 2011. KB applied previous GAAP on the results of transactions that occurred before the date of transition for the derecognition of financial instruments and unrecognized its asset and liability in accordance with K-IFRS.

…	Accumulated exchange difference: accumulated exchange differences remaining in foreign business operations on transition dates are assumed as “zero”.

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Changes in consolidation entities

According to K-IFRS, KB Financial Group Inc is responsible in preparing the consolidated financial statements. As of December 31, 2010, the increase and decrease of subsidiaries to be consolidated are as follows:

Changes	Details	Company Name

Increase	Entities with total assets less than (Won)10 billion at the previous year end are excluded from the scope of consolidation according to the Act on External Audit of Stock companies, while they are included under K-IFRS.	KB Investment & Securities Hong Kong Ltd.

Increase	Special Purpose Entities were excluded from subsidiaries for consolidation under Practice Opinion of Financial Supervisory Service, while they were included in under K-IFRS.

KB 9th Securitization Specialty Co. Ltd.

KB 10th Securitization Specialty Co. Ltd.

KB 11th Securitization Specialty Co. Ltd.

KB 12th Securitization Specialty Co. Ltd.

KB 13th Securitization Specialty Co. Ltd.

KB 14th Securitization Specialty Co. Ltd.

KB Mortgage Loan 1st Securitization Specialty Co. Ltd.

KB Mortgage Loan No. 1 Limited

KAMCO Value Recreation 3rd Securitization Specialty Co, Ltd.

KB Covered Bond 1st Trust

KB Covered Bond 1st Securitization Specialty Co., Ltd.

KB Covered Bond First International Limited

DKH Co., Ltd.

NEWSTAR 1st Co., Ltd.

KB06-1 Venture Investment Partnership

KB08-1 Venture Investment Partnership

Kookmin investment Partnership No. 16.

NPS 05-6 KB Venture Fund

NPS 07-5 KB Venture Fund

09-5KB Venture Fund

NPS 06-5 KB Corporate Restructuring Fund

KoFC-KB Pioneer Champ No. 2010-8 Investment Partnership

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Increase	Beneficiary certificates issued by private equity funds, not involved in fund management, are accounted for as equity instruments under the Practice Opinion of Financial Supervisory Service, while they are included in the scope of consolidation under K-IFRS.

ING Lion 1st Private Security Equity Trust

PCA Income Private Securities A-5

KDB Private Securities Investment Trust No.6 (Bond)

Allianz Star 15th Private Security Equity Trust

TongYang HighPlus Securities Investment Trust N-15 (Bond)

Prudential Private Placement Securities Bond Fund 16 (Bond)

HI Private Securities Investment Trust 3-16 (Bond)

Kyoboaxa Private Tomorrow Securities Investment Trust 4 (Bond)

KTB Safe Private Fund 49 (Bond)

Korea Investment Private Basic 35

Hana UBS Private Securities 36

HYUNDAI Trust Private bond Fund 3 (Bond)

Truston Index Alpha Securities Investment Trust 1

Decrease	According to the Act on External Audit of Stock companies, in case the parent company and its subsidiaries own more than 30% of an investee’s stocks with voting rights, they are considered to be the largest shareholder and the investee is included in the scope of consolidation, while excluded in the scope of consolidation under K-IFRS.	KoFC KBIC Frontier Champ 2010-5 PEF

Decrease	It was included under the original by-laws relating to Banking Supervision, while it was excluded under K-IFRS.	Principal Reserve Trust

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The impact on the financial information of KB Financial Group Inc. as a result of adoption of K-IFRS

The effects on the financial position and business performance of KB Financial Group Inc. are recorded based on the consolidated financial statements. In accordance with K-IFRS No. 1101, KB Financial Group Inc. is forced to apply the same accounting policy on every accounting period, as presented in the financial statements of the first adoption of K-IFRS. Therefore, the effect on the following financial position and business performance of KB Financial Group Inc. may change upon additional revision of standards.

(1) Details of adjustments to the financial position as of January 1, 2010 (transition date), are as follows:

(In millions of Korean won)	Assets		Liabilities		Net Assets

Current GAAP	(Won)	262,168,450	(Won)	244,057,124	(Won)	18,111,326

Adjustments :
Change in scope of consolidation		(2,365,486)		(2,290,995)		(74,491)
Allowance for loan losses		475,148		—		475,148
Unused commitment/provisions on guarantees		—		(302,195)		302,195
Recognition of Interest income		43,124		(24,811)		67,935
Recognition of impairment on securities investment		(15,641)		—		(15,641)
Changes in scope of derivatives		(2,061)		8,836		(10,897)
Adjustment on fair values of financial investments		—		(7,938)		7,938
Credit card points		—		22,305		(22,305)
Employee benefits		—		81,812		(81,812)
Asset retirement obligation liabilities		2,295		43,070		(40,775)
Classification of equity/liability		—		(821,297)		821,297
Others		(356,293)		(298,331)		(57,962)
Deferred tax effect due to adjustments		(4,253)		121,572		(125,825)

Total adjustment		(2,223,167)		(3,467,972)		1,244,805

K-IFRS	(Won)	259,945,283	(Won)	240,589,152	(Won)	19,356,131

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

(2) Details of adjustments to the financial position and operating results as of and for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Assets		Liabilities		Net Assets		Net Income

Current GAAP	(Won)	262,007,968	(Won)	243,567,615	(Won)	18,440,353	(Won)	100,183

Adjustments :
Change in scope of consolidation		(4,255,827)		(4,198,470)		(57,357)		47,074
Allowance for loan losses		578,587		—		578,587		103,421
Unused commitment/provisions on guarantees		—		(113,612)		113,612		(188,583)
Recognition of Interest income		50,093		(6,061)		56,154		(11,781)
Recognition of impairment on securities investment		(5,931)		—		(5,931)		(3,426)
Changes in scope of derivatives		462		(1,545)		2,007		12,913
Adjustment on fair values of financial investments		—		(7,628)		7,628		(310)
Credit card points		—		21,357		(21,357)		948
Employee benefits		—		71,006		(71,006)		10,806
Asset retirement obligation liabilities		3,148		49,460		(46,312)		(5,537)
Classification of equity/liability		—		(684,769)		684,769		61,835
Goodwill		89,673		—		89,673		89,673
Equity method investment securities		11,314		137		11,177		12,251
Other		103,820		155,924		(52,104)		13,495
Deferred tax effect due to adjustments		(12,396)		116,952		(129,348)		(13,882)

Total adjustment		(3,437,057)		(4,597,249)		1,160,192		128,897

K-IFRS	(Won)	258,570,911	(Won)	238,970,366	(Won)	19,600,545	(Won)	229,080

See Report of Independent Auditors